MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) dated October 28, 2020 is provided to enable readers to assess the results of operations, liquidity, and capital resources of AltaGas Ltd. (AltaGas or the Corporation) as at and for the three and nine months ended September 30, 2020. This MD&A should be read in conjunction with the accompanying unaudited condensed interim Consolidated Financial Statements and notes thereto of AltaGas as at and for the three and nine months ended September 30, 2020 and the audited Consolidated Financial Statements and MD&A as at and for the year ended December 31, 2019.

The Consolidated Financial Statements and comparative information have been prepared in accordance with United States (U.S.) generally accepted accounting principles (U.S. GAAP) and in Canadian dollars, unless otherwise indicated. Throughout this MD&A, references to GAAP refer to U.S. GAAP and dollars refer to Canadian dollars, unless otherwise indicated.

Abbreviations, acronyms, and capitalized terms used in this MD&A without express definition shall have the same meanings given to those terms in the MD&A as at and for the year ended December 31, 2019 or the Annual Information Form for the year ended December 31, 2019.

This MD&A contains forward-looking information (forward-looking statements). Words such as “expect”, “anticipate”, “will”, “continues”, “estimate”, “growth”, “plans”, "may" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities, and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: AltaGas' approach to COVID-19 response; expected effect of the Kelt and Painted Pony transactions on the creditworthiness of AltaGas' counterparties in NEBC; expected closing date, AltaGas' post-closing ownership and contingent compensation related to the Petrogas transaction; expected annual consolidated normalized EBITDA of approximately $1.275 to $1.325 billion; anticipated normalized earnings per share of approximately $1.20 to $1.30 per share assuming an effective tax rate of approximately 22 percent; expectation that Utilities will contribute 60 percent of 2020 normalized EBITDA; growth levels and drivers expected in the Utilities and Midstream segments; expectation that growth will offset lost EBITDA from a full year impact of asset sales completed in 2019 and 2020; estimate that an average of approximately 9,000 Bbls/d of natural gas liquids (NGL) will be exposed to frac spreads prior to hedging activities; plan to underpin a growing portion of annual capacity at RIPET by tolling arrangements over the next several years; expected net capital expenditures of $900 million in 2020; anticipated segment allocation of capital expenditures in 2020; expectation that growth capital will be funded through internally-generated cash flow and normal course borrowings on existing committed credit facilities; expected cost, completion, and in-service dates for growth capital projects; anticipated timing of applications, hearings, and decisions of rate cases before Utilities regulators; status and impact of COVID-19 regulatory orders in the Utilities segment; potential risks and impacts associated with the COVID-19 pandemic; expected sources of funding for working capital; future changes in accounting policies and adoption of new accounting standards.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: asset sales anticipated to close in 2020, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: the risks and impact of COVID-19; civil disturbance and political uncertainty;

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 1

health and safety risks; operating risks; infrastructure risks; service interruptions; regulatory risks; litigation risk; decommissioning, abandonment and reclamation costs; climate and carbon tax risks; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; changes in laws; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; cyber security, information, and control systems; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; RIPET rail and marine transport; impact of competition in AltaGas' Midstream and Power businesses; commitments associated with regulatory approvals for the acquisition of WGL; counterparty credit risk; composition risk; collateral; regulatory agreements; non-controlling interests in investments; delays in U.S. federal government budget appropriations; consumption risk; market risk; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; Cook Inlet gas supply; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes-Oxley Act; integration of WGL; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2019 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance, or achievements to vary from those described in this MD&A, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected, or targeted, and such forward-looking statements included in this MD&A should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s (Management) assessment of all information at the relevant time. Such statements speak only as of the date of this MD&A. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by these cautionary statements.

Financial outlook information contained in this MD&A about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas Management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, Annual Information Form, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

AltaGas Organization

The businesses of AltaGas are operated by AltaGas and a number of its subsidiaries including, without limitation, AltaGas Services (U.S.) Inc., AltaGas Utility Holdings (U.S.) Inc., WGL Holdings, Inc. (WGL), Wrangler 1 LLC, Wrangler SPE LLC, Washington Gas Resources Corporation, WGL Energy Services, Inc. (WGL Energy Services), and SEMCO Holding Corporation; in regard to the Utilities business, Washington Gas Light Company (Washington Gas), Hampshire Gas Company, and SEMCO Energy, Inc. (SEMCO); in regard to the Midstream business, AltaGas Extraction and Transmission Limited Partnership, AltaGas Pipeline Partnership, AltaGas Processing Partnership, AltaGas Northwest Processing Limited Partnership, Harmattan Gas Processing Limited Partnership, Ridley Island LPG Export Limited Partnership, and WGL Midstream Inc. (WGL Midstream); and, in regard to remaining assets in the Corporate/Other segment, AltaGas Power Holdings (U.S.) Inc., WGL Energy Systems, Inc. (WGL Energy Systems), and Blythe Energy Inc. (Blythe). SEMCO conducts its Michigan natural gas distribution business under the name SEMCO Energy Gas Company (SEMCO Gas), its Alaska natural gas distribution business under the name ENSTAR Natural

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 2

Gas Company (ENSTAR) and its 65 percent interest in an Alaska regulated gas storage utility under the name Cook Inlet Natural Gas Storage Alaska LLC (CINGSA).

Third Quarter Highlights

(Normalized EBITDA, normalized funds from operations, normalized net income (loss), net debt, and net debt to total capitalization ratio are non-GAAP financial measures. Please see Non‑GAAP Financial Measures section of this MD&A.)

▪
AltaGas continues to closely monitor developments related to COVID-19, including the existing and potential impact on global and local economies in the jurisdictions where it operates. The executive team and cross-functional response teams that were established in late January continue to meet regularly to align response strategy and efforts within all areas of the Corporation. AltaGas' approach has been, and will continue to be, risk-based and guided by its core values. The health and safety of AltaGas' employees and the communities in which it operates is the top priority and is integrated into each aspect of AltaGas' response efforts;

▪
On August 21, 2020, the Canada Energy Regulator (CER) granted AltaGas an additional 25 year license to export up to 46,000 Bbls/d of propane to North American and global markets, bringing the aggregate propane export capacity under 25 year export licenses to 92,000 Bbls/d. The additional license remains subject to approval from the Minister of Natural Resources;

▪
In the third quarter of 2020, AltaGas closed the dispositions of AltaGas Pomona Energy Storage Inc. and land related to a gas fired power generation facility in the U.S. (Pomona), as well as AltaGas Ripon Energy Inc. (Ripon). Aggregate gross proceeds for these dispositions, before working capital and other adjustments, were approximately $67 million, resulting in a pre-tax gain of $8 million;

▪
In the third quarter of 2020, Painted Pony Energy Ltd. (Painted Pony), one of AltaGas' significant counterparties in the Northeast British Columbia (NEBC) region, announced that it had entered into an agreement to be acquired by Canadian Natural Resources Limited. The shareholders of Painted Pony approved the plan of arrangement on October 1, 2020, and the transaction was completed on October 6, 2020. In addition, in the third quarter of 2020, ConocoPhillips acquired oil and gas assets in the Inga/Firewood/Stoddard division in the Montney area from another of AltaGas' counterparties, Kelt Exploration Ltd. All operating agreements of AltaGas remain in effect. Both of these transactions are expected to result in a significant increase in the credit worthiness of AltaGas' counterparties in the NEBC region;

▪
On September 30, 2020, 35,180 of the outstanding 5,511,220 Cumulative Redeemable Five-Year Fixed Rate Reset Preferred Shares, Series A (Series A Preferred Shares) were converted into Cumulative Floating Rate Preferred Shares, Series B (Series B Preferred Shares), and 1,270,639 of the outstanding 2,488,780 Series B Preferred Shares were converted into Series A Preferred Shares. As a result of the conversions, AltaGas has 6,746,679 Series A Preferred Shares and 1,253,321 Series B Preferred Shares;

▪	Normalized EBITDA was $213 million compared to $173 million in the third quarter of 2019;

▪	Cash used by operations was $48 million ($0.17 per share) compared to cash used by operations of $30 million ($0.11 per share) in the third quarter of 2019;

▪	Normalized funds from operations were $112 million ($0.40 per share) compared to $67 million ($0.24 per share) in the third quarter of 2019;

▪	Net loss applicable to common shares was $47 million ($0.17 per share) compared to net income applicable to common shares of $22 million ($0.08 per share) in the third quarter of 2019;

▪	Normalized net income was $12 million ($0.04 per share) compared to normalized net loss of $62 million ($0.22 per share) in the third quarter of 2019;

▪	Net debt was $7.0 billion as at September 30, 2020, compared to $7.2 billion at December 31, 2019; and

▪	Net debt-to-total capitalization ratio was 47 percent as at September 30, 2020, compared to 49 percent as at December 31, 2019.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 3

Highlights Subsequent to Quarter End

▪
On October 16, 2020, AltaGas announced that AltaGas Idemitsu Joint Venture Limited Partnership (AIJVLP) and SAM Holdings Ltd. (SAM) have entered into a definitive agreement with respect to the put process surrounding Petrogas Energy Corp. (Petrogas), which was originally announced on January 2, 2020. Pursuant to the agreement, AltaGas will indirectly acquire an additional 37 percent of Petrogas’ equity for total consideration of approximately $715 million and additional contingent consideration of up to $16 million. AltaGas plans to fund the transaction through draws on its existing credit facilities. As a result of this transaction, AltaGas’ indirect ownership in Petrogas will increase to approximately 74 percent with Idemitsu Kosan Co., Ltd. (Idemitsu) owning the remaining approximately 26 percent. The transaction is expected to close in the fourth quarter of 2020 or early in the first quarter of 2021, subject to regulatory approvals and customary closing conditions. The transaction is subject to approval under the Competition Act (Canada) and the Canada Transportation Act.

Overview of the Business and Change in Reportable Segments

AltaGas, a Canadian corporation, is a leading North American energy infrastructure company that connects natural gas liquids (NGLs) and natural gas to domestic and global markets. The Corporation’s long-term strategy is to grow in attractive areas across its Utilities and Midstream business segments seeking optimal capital deployment. In the Midstream business, the Corporation is focused on optimizing the full value chain of energy exports by providing producers with solutions, including global market access off the West Coast of Canada via the Corporation’s footprint in the Montney region. In the Utilities business, the Corporation seeks to grow through rate base investment and the use of accelerated rate recovery programs, while providing effective and cost-efficient service for customers.

In the first quarter of 2020, AltaGas revised its reportable segments to align with the structure of its business following asset sales completed as part of its 2019 asset monetization program. As a result of these changes, AltaGas has refocused on its core Utilities and Midstream segments. Consistent with Management’s strategic view of the business and the basis on which it assesses performance and allocates resources, beginning in 2020, AltaGas has two operating segments: Utilities (which now includes the WGL retail marketing business) and Midstream. These operating segments have not been aggregated in the determination of AltaGas' reportable segments. All other assets are included in the Corporate/Other segment. AltaGas' operating segments include the following:

▪
Utilities, which serves approximately 1.7 million customers with a rate base of approximately US$4.1 billion through ownership of regulated natural gas distribution utilities across five jurisdictions in the United States and two regulated natural gas storage utilities in the United States, delivering clean and affordable natural gas to homes and businesses. The Utilities business also includes storage facilities and contracts for interstate natural gas transportation and storage services, as well as the affiliated retail energy marketing business, which serves approximately 0.5 million customers; and

▪
Midstream, which includes a 70 percent interest in the Ridley Island Propane Export Terminal, allowing AltaGas to leverage its assets along the energy value chain in Western Canada including natural gas gathering and processing, NGL extraction and fractionation, and natural gas and NGL marketing. The Midstream segment also includes transmission, storage, an interest in a regulated pipeline in the Marcellus/Utica gas formation in the northeastern United States, and the Corporation’s 50 percent interest in AIJVLP, which holds an investment in Petrogas, through which AltaGas’ interest in the Ferndale terminal is held.

The Corporate/Other segment consists of AltaGas' corporate activities and a small portfolio of remaining power assets, certain of which are pending sale.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 4

Consolidated Financial Review

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except normalized effective income tax rate)	2020	2019	2020	2019
Revenue	969	888	3,897	3,960
Normalized EBITDA (1) (2)	213	173	918	866
Net income (loss) applicable to common shares	(47)	22	437	872
Normalized net income (loss) (1) (2)	12	(62)	249	153
Total assets	19,799	20,687	19,799	20,687
Total long-term liabilities	9,886	9,358	9,886	9,358
Net additions (dispositions) of property, plant and equipment	142	(501)	530	(1,330)
Dividends declared (3)	67	66	201	199
Cash from (used by) operations	(48)	(30)	765	600
Normalized funds from operations (1)	112	67	675	564
Normalized adjusted funds from operations (1)	90	59	590	529
Normalized utility adjusted funds from (used by) operations (1)	16	(8)	366	324
Normalized effective income tax rate (%) (1)	15.8	(73.9)	22.7	18.9

	Three Months Ended September 30		Nine Months Ended September 30
($ per share, except shares outstanding)	2020	2019	2020	2019
Net income (loss) per common share - basic	(0.17)	0.08	1.56	3.16
Net income (loss) per common share - diluted	(0.17)	0.08	1.56	3.15
Normalized net income (loss) - basic (1)	0.04	(0.22)	0.89	0.55
Normalized net income (loss) - diluted (1)	0.04	(0.22)	0.89	0.55
Dividends declared (3)	0.24	0.24	0.72	0.72
Cash from (used by) operations	(0.17)	(0.11)	2.74	2.17
Normalized funds from operations (1)	0.40	0.24	2.42	2.04
Normalized adjusted funds from operations (1)	0.32	0.21	2.11	1.92
Normalized utility adjusted funds from (used by) operations (1)	0.06	(0.03)	1.31	1.17
Shares outstanding - basic (millions)
During the period (4)	279	277	279	276
End of period	279	278	279	278

(1)	Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of this MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

(3)	Dividends declared per common share per month: $0.08 beginning on December 27, 2018.

(4)	Weighted average.

Three Months Ended September 30

Normalized EBITDA for the third quarter of 2020 was $213 million, compared to $173 million for the same quarter in 2019. Factors positively impacting AltaGas' normalized EBITDA in the third quarter of 2020 included the impact of Washington Gas' 2019 Maryland and Virginia rate cases, the impact of a change in accounting principle relating to Washington Gas' net periodic pension and other post-retirement benefit plan costs (please refer to the Critical Accounting Estimates section of this MD&A for additional information), favorable transportation margins and storage spreads at WGL Midstream, amounts related to the Canada Emergency Wage Subsidy (CEWS), and higher spot cargoes at RIPET. Factors negatively impacting normalized EBITDA included the impact of asset sales, including the U.S. distributed generation assets in September 2019, WGL Midstream's indirect non-operating interest in the Central Penn Pipeline (Central Penn) in November 2019, biomass investments in the third quarter of 2019, Pomona in July 2020, and Ripon in August 2020, as well as lower realized merchant margins at RIPET, lower equity earnings from Petrogas,

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 5

and the cancellation of late fees and related charges by the utilities due to COVID-19. Despite similar export deliveries compared to the third quarter of 2019, Petrogas equity income was lower primarily due to the impact of industry conditions on delivery volumes and activity levels in Petrogas' other business segments. For the three months ended September 30, 2020, the average Canadian/U.S. dollar exchange rate increased to 1.33 from an average of 1.32 in the same quarter of 2019, resulting in an increase in normalized EBITDA of approximately $1 million.

Net loss applicable to common shares for the third quarter of 2020 was $47 million ($0.17 per share), compared to net income applicable to common shares of $22 million ($0.08 per share) for the same quarter in 2019. The decrease was mainly due to the absence of the gain on the sale of the U.S. distributed generation assets in the third quarter of 2019, higher unrealized losses on risk management contracts, higher depreciation and amortization expense, and lower income tax recovery, partially offset by the same previously referenced factors impacting normalized EBITDA, gains recorded on the sales of Pomona and Ripon, and lower interest expense.

Normalized funds from operations for the third quarter of 2020 were $112 million ($0.40 per share), compared to $67 million ($0.24 per share) for the same quarter in 2019. The increase was mainly due to lower interest expense and the same previously referenced factors impacting normalized EBITDA, partially offset by higher current income tax expense. In the third quarter of 2020, AltaGas received $3 million of dividend income from the Petrogas Preferred Shares (2019 - $3 million) and $2 million of common share dividends from Petrogas (2019 - $1 million).

In the third quarter of 2020, AltaGas recorded pre-tax gains on dispositions of assets of approximately $8 million, which was comprised of $5 million on the disposition of Pomona and $3 million on the disposition of Ripon. In addition, in the third quarter of 2020, AltaGas recorded a pre-tax provision on equity investments of approximately $7 million for costs associated with the Constitution pipeline project which was canceled in February 2020. In the third quarter of 2019, AltaGas recorded a pre-tax gain of $100 million on the disposition of the U.S. distributed generation assets. In addition, in the third quarter of 2019, AltaGas recorded a pre-tax provision on equity investments of approximately $44 million related to WGL Midstream's indirect, non-operating interest in Central Penn which was sold in the fourth quarter of 2019.

Operating and administrative expenses for the third quarter of 2020 were $276 million, compared to $300 million for the same quarter in 2019. The decrease was mainly due to recoveries related to CEWS, lower employee salary expenses, the impact of the sale of U.S. distributed generation assets in September 2019, and capitalized turnaround costs at the Younger facility, partially offset by increased costs related to operations at RIPET and the NEBC pipeline projects which were placed in service in the second and third quarters of 2020. Depreciation and amortization expense for the third quarter of 2020 was $108 million, compared to $104 million for the same quarter in 2019. The increase was mainly due to new assets placed in-service, partially offset by the impact of provisions recorded against property, plant, and equipment in the fourth quarter of 2019. Interest expense for the third quarter of 2020 was $65 million, compared to $92 million for the same quarter in 2019. The decrease was predominantly due to lower average debt balances as a result of debt reduction from proceeds on asset sales and lower average interest rates compared to 2019.

AltaGas recorded an income tax recovery of $13 million for the third quarter of 2020 compared to $34 million in the same quarter of 2019. The decrease in income tax recovery was mainly due to the absence of tax recoveries on the disposition of the U.S. distributed generation assets in the third quarter of 2019. Current tax expense of $12 million was recorded in the third quarter of 2020, which did not include any tax on asset sales.

Normalized net income was $12 million ($0.04 per share) for the third quarter of 2020, compared to normalized net loss of $62 million ($0.22 per share) for the same quarter of 2019. The increase in normalized net income was due to the same previously referenced factors impacting normalized EBITDA and lower interest expense, partially offset by higher depreciation and amortization expense and lower income tax recovery. Normalizing items in the third quarter of 2020 increased normalized net income by $59 million and included after‑tax amounts related to gains on sale of assets, transaction costs related to acquisitions and dispositions, restructuring costs, provisions on investments accounted for by the equity method, unrealized losses on risk

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 6

management contracts, and gains on investments. Normalizing items in the third quarter of 2019 reduced normalized net income by $84 million and included after‑tax amounts related to gains on sale of assets, transaction costs related to acquisitions and dispositions, unrealized losses on risk management contracts, losses on investments, and provisions on investments accounted for by the equity method. Please refer to the Non-GAAP Financial Measures section of this MD&A for further details on normalization adjustments.

Nine Months Ended September 30

Normalized EBITDA for the first nine months of 2020 was $918 million, compared to $866 million for the same period in 2019. Factors positively impacting normalized EBITDA included the impact of Washington Gas' 2019 Maryland and Virginia rate cases, contributions from RIPET which was placed into service in May 2019, higher contributions from NEBC assets primarily due to growth capital projects placed in service in 2020, the impact of a change in accounting principle relating to Washington Gas' net periodic pension and other post-retirement benefit plan costs (please refer to the Critical Accounting Estimates section of this MD&A for additional information), higher Allowance for Funds Used During Construction (AFUDC) related to Mountain Valley, and higher revenue from accelerated pipe replacement program spend. These were partially offset by the impact of asset sales, including the U.S. distributed generation assets in September 2019, WGL Midstream's indirect non-operating interest in Central Penn in November 2019, WGL Midstream's interest in Stonewall in May 2019, Pomona in July 2020, and Ripon in August 2020, as well as warmer weather and lower usage at certain of the utilities, lower equity earnings from Petrogas, lower frac exposed volumes and lower realized frac spreads, the cancellation of late fees and related charges by the utilities due to COVID-19, and lower retail gas and power margins as a result of weather and COVID-19 impacts. Petrogas equity income was lower primarily due to a challenging business environment in the first nine months of 2020 impacting delivery volumes and revenues in certain non-LPG businesses resulting from COVID-19. Export deliveries up until the month of April were lower than planned due to industry conditions and subsequently have resumed to planned levels. For the first nine months of 2020, the average Canadian/U.S. dollar exchange rate increased to 1.35 from an average of 1.33 in the same period of 2019, resulting in an increase in normalized EBITDA of approximately $9 million.

Net income applicable to common shares for the first nine months of 2020 was $437 million ($1.56 per share), compared to $872 million ($3.16 per share) for the same period in 2019. The decrease was mainly due to the absence of the gain on the sale of AltaGas' remaining interest in the Northwest Hydro facilities recorded in the first quarter of 2019, the absence of the gain on the sale of WGL Midstream's interest in Stonewall recorded in the second quarter of 2019, the absence of the gain on the sale of the U.S. distributed generation assets in the third quarter of 2019, and higher income tax expense, partially offset by the gain on the disposition of AltaGas Canada Inc. (ACI, now named TriSummit Utilities Inc.), gains on the sales of Pomona and Ripon, the same previously referenced factors impacting normalized EBITDA, higher unrealized gains on risk management contracts, lower interest expense, and lower depreciation and amortization expense.

Normalized funds from operations for the first nine months of 2020 were $675 million ($2.42 per share), compared to $564 million ($2.04 per share) for the same period in 2019. The increase was mainly due to the same drivers as normalized EBITDA, lower current tax expense, and lower interest expense. In the first nine months of 2020, AltaGas received $10 million of dividend income from the Petrogas Preferred Shares (2019 - $10 million) and $5 million of common share dividends from Petrogas (2019 - $4 million).

In the first nine months of 2020, AltaGas recorded pre-tax gains on dispositions of assets of approximately $223 million. This was comprised of a pre-tax gain of $206 million on the disposition of AltaGas' equity investment in ACI, a pre-tax gain of $9 million related to certain distributed generation projects which were transferred to the purchaser in the first nine months of 2020, and the previously mentioned gains recorded in the third quarter of 2020. In addition, in the first nine months of 2020, AltaGas recorded pre-tax provisions of approximately $5 million ($2 million after-tax) primarily related to certain U.S. distributed generation projects which had not yet transferred to the purchaser and land parcels located near the Harmattan gas processing plant. In addition, during the first nine months of 2020, AltaGas recorded the previously mentioned pre-tax provision on equity investments of approximately $7 million related to the Constitution pipeline. In the first nine months of 2019, AltaGas recorded a pre-tax gain of

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 7

$688 million on the sale of the remaining interest in the Northwest Hydro facilities, pre-tax gain of $35 million on the disposition of WGL Midstream's interest in Stonewall, a pre-tax loss of $6 million on the sale of Canadian non-core power assets, a pre-tax loss of $1 million on the sale of a WGL Energy Systems financing receivable, a pre-tax gain of $5 million on the sale of certain non-core Midstream processing facilities, and the previously mentioned gains recorded in the third quarter of 2019. In addition, in the first nine months of 2019, AltaGas recorded a pre-tax provision on equity investments of $2 million related to biomass investments which were sold in the third quarter of 2019, a pre-tax provision of $1 million related to a capital spare turbine in storage which was also sold in the third quarter of 2019, and the previously mentioned provisions recorded in the third quarter of 2019.

Operating and administrative expenses for the first nine months of 2020 were $925 million, compared to $959 million for the same period in 2019. The decrease was mainly due to the impact of asset sales in the second half of 2019, recoveries related to CEWS, lower employee salary expenses, and lower expenses related to employee incentive plans, partially offset by the impact of RIPET coming online in May 2019. Depreciation and amortization expense for the first nine months of 2020 was $306 million, compared to $329 million for the same period in 2019. The decrease was mainly due to an amortization adjustment related to the derecognition of an intangible liability, the impact of the sale of U.S. distributed generation assets in September 2019 and the impact of provisions recorded against property, plant, and equipment in the fourth quarter of 2019, partially offset by RIPET coming online in May 2019 and new assets placed in-service. Interest expense for the first nine months of 2020 was $207 million, compared to $269 million for the same period in 2019. The decrease was predominantly due to lower average debt balances as a result of debt reduction from proceeds on asset sales and lower average interest rates compared to 2019.

AltaGas recorded income tax expense of $121 million for the first nine months of 2020 compared to $59 million in the same period of 2019. The increase in tax expense was mainly due the absence of tax recoveries on the disposition of the U.S. distributed generation assets in the third quarter of 2019, unitary tax rate adjustments, and a one-time tax recovery related to the Alberta Job Creation Tax Cut in the second quarter of 2019, partially offset by lower tax expense on dispositions in Canada in the first nine months of 2020. Current tax expense of approximately $15 million was recorded in the first nine months of 2020, which did not include any tax on asset sales.

Normalized net income was $249 million ($0.89 per share) for the first nine months of 2020, compared to $153 million ($0.55 per share) for the same period in 2019. The increase was mainly due to the same previously referenced factors impacting normalized EBITDA, lower interest expense, and lower depreciation and amortization expense, partially offset by higher income tax expense. Normalizing items in the first nine months of 2020 reduced normalized net income by $188 million and included after‑tax amounts related to gains on sale of assets, transaction costs related to acquisitions and dispositions, restructuring costs, provisions on assets, provisions on investments accounted for by the equity method, dilution loss on equity investment, COVID-19 related costs, and unrealized gains on risk management contracts. Normalizing items in the first nine months of 2019 reduced normalized net income by $719 million and included after‑tax amounts related to gains on sale of assets, merger commitment cost recovery due to a change in timing related to certain WGL merger commitments, transaction costs related to acquisitions and dispositions, unrealized losses on risk management contracts, losses on investments, provisions on assets, provisions on investments accounted for by the equity method, and the impact of a statutory tax rate change in Alberta. Please refer to the Non-GAAP Financial Measures section of this MD&A for further details on normalization adjustments.

2020 Outlook

In 2020, AltaGas expects to achieve annual consolidated normalized EBITDA of approximately $1.275 to $1.325 billion, and normalized earnings per share of approximately $1.20 to $1.30 per share assuming an effective tax rate of approximately 22 percent. This range is net of asset sales that have closed or are anticipated to close in 2020, including AltaGas' approximate 37 percent interest in ACI which closed in March 2020 and the sales of Pomona and Ripon which closed in the third quarter of 2020.

The Utilities segment is expected to contribute approximately 60 percent of normalized EBITDA, with growth driven primarily by rate base growth, increased spend on accelerated capital programs, the impact of SEMCO's rate case and Washington Gas'

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 8

Maryland and Virginia rate cases, the one-time impact of a change in accounting principle relating to Washington Gas' net periodic pension and other post-retirement benefit plan costs (please refer to the Critical Accounting Estimates section of this MD&A for additional information), and an increase in the U.S./Canadian dollar exchange rate. Expected growth in the Midstream segment, driven by a full year of contributions from RIPET and increased volumes at NEBC facilities, including North Pine, Townsend, and Aitken Creek, is expected to be offset by the impact of asset sales and lower U.S. storage spreads, as 2019 benefited from storage hedge gains. Midstream segment earnings are underpinned by take-or-pay contracts, tolling agreements for approximately 33 percent of volumes at RIPET, and hedges of AltaGas' market exposure to frac spreads and FEI to Mont Belvieu spreads. Normalized EBITDA from the Corporate/Other segment which includes AltaGas' remaining power assets, is also expected to grow primarily due to recoveries related to CEWS and less expected downtime at Blythe. Overall growth is expected to offset lost EBITDA from a full year impact of asset sales completed in 2019 and the impact of 2020 asset sales.

The overall forecasted normalized EBITDA and earnings per share include assumptions around asset sales anticipated to close in 2020, the U.S./Canadian dollar exchange rate, and the impact of the COVID-19 pandemic. Within each segment, the performance of the underlying businesses has the potential to vary. Any variance from AltaGas’ current assumptions could impact the forecasted normalized EBITDA and normalized earnings per share. Please refer to the Risk Management section of this MD&A for further discussions of the risks to AltaGas arising from the COVID-19 pandemic.

AltaGas estimates an average of approximately 9,000 Bbls/d of NGLs will be exposed to frac spreads prior to hedging activities. Hedges are in place for approximately 100 percent of frac exposed NGL volumes including internal hedges.

At RIPET, propane price margins are protected through AltaGas' comprehensive hedging program. Approximately one third of 2020 volumes are contracted under tolling arrangements. For the remaining volumes, approximately 85 percent are financially hedged at an FEI to Mont Belvieu spread of approximately US$10/Bbl. Collectively, approximately 90 percent of RIPET’s propane export volumes are hedged for 2020. AltaGas plans to manage the facility such that a growing portion of annual capacity will be underpinned by tolling arrangements, and expects to reach this objective over the next several years.

Sensitivity Analysis

AltaGas’ financial performance is affected by factors such as changes in commodity prices, exchange rates, and weather. The following table illustrates the approximate effect of these key variables on AltaGas’ expected normalized EBITDA for 2020:

Factor	Increase or decrease	Approximate impact on normalized annual EBITDA ($ millions)
Degree day variance from normal - Utilities (1)	5 percent	9
Change in Canadian dollar per U.S. dollar exchange rate	0.05	35
RIPET Propane Far East Index to Mont Belvieu spread (2)	US$1/Bbl	4
Pension discount rate	1 percent	17

(1)
Degree days – Utilities relate to SEMCO Gas, ENSTAR, and Washington Gas service areas. Degree days are a measure of coldness determined daily as the numbers of degrees the average temperature during the day in question is below 65 degrees Fahrenheit. Degree days for a particular period are the average of degree days during the prior 15 years for SEMCO Gas, during the prior 10 years for ENSTAR, and during the prior 30 years for Washington Gas.

(2)	The impact on EBITDA due to changes in the spread will vary and is being managed through an active hedging program.

Growth Capital

Based on projects currently under review, development, or construction, AltaGas expects net capital expenditures of approximately $900 million in 2020. The majority of capital expenditures are expected to focus on projects within the Utilities business that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. The Utilities segment is expected to account for approximately 75 to 80 percent of total capital expenditures, while the Midstream segment is expected to account for approximately 15 to 20 percent and the Corporate/Other segment is expected to account for any remainder. In 2020, AltaGas’ capital expenditures for the Utilities segment will focus primarily on accelerated pipe replacement programs, customer growth, and system betterment. In the Midstream segment, capital expenditures are anticipated to primarily relate to the completion of Townsend and North Pine expansions and associated pipeline systems, maintenance and administrative capital, and new business development. Maintenance capital related to Midstream assets and remaining power assets in the Corporate/Other segment is expected to be approximately $30 to $40 million of the total capital expenditures in 2020. The Corporation continues to focus on capital efficient organic growth and disciplined capital allocation while improving balance sheet strength and flexibility.

AltaGas' 2020 committed capital program is expected to be funded through internally-generated cash flow and normal course borrowings on existing committed credit facilities.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 9

Growth Capital Project Updates

The following table summarizes the status of AltaGas’ significant growth projects.

Project	AltaGas' Ownership Interest	Estimated Cost (1)	Expenditures to Date (2)	Status	Expected In-Service Date
Midstream Projects
Mountain Valley Pipeline (MVP)	10%	US$352 million	US$352 million
As of September 30, 2020, approximately 92 percent of the project is complete, which includes construction of all original interconnects and compressor stations. In 2019, there was a voluntary suspension of construction activities in a section of the pipeline and the Federal Energy Regulatory Commission (FERC) issued an order to suspend all construction. FERC lifted the stop order in October 2020 and the in-service date is now expected to be early 2021. Despite the delays, AltaGas' exposure is contractually capped to the original estimated contributions of approximately US$352 million.
					Q1 2021 due to ongoing legal and regulatory challenges.
MVP Southgate Project	5%	US$20 million	US$4 million
Construction is expected to begin in the third quarter of 2021, despite the North Carolina Department of Environmental Quality's decision to deny MVP Southgate's request for state certification under the Clean Water Act Section 401. The decision is expected to be appealed. Expenditures to date relate to land surveys, land acquisition, and obtaining permits and regulatory approvals.
					Q3 2022 due to ongoing legal and regulatory challenges.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 10

Project	AltaGas' Ownership Interest	Estimated Cost (1)	Expenditures to Date (2)	Status	Expected In-Service Date
Utilities Projects
Accelerated Utility Pipe Replacement Programs – District of Columbia	100%	Estimated US$374 million over the period from January 2021 to December 2025, plus additional expenditures in subsequent periods.	$nil (3)
Washington Gas has submitted an application for the second phase of PROJECTpipes to the PSC of DC. In the interim, in March 2020, the PSC of DC approved an additional extension of the first phase of the plan for the six month period from April 1, 2020 to September 30, 2020 for an amount not to exceed approximately US$13 million. On August 11, 2020, the PSC of DC suspended the procedural schedule and on September 10, 2020, the first phase of PROJECTpipes was extended for an additional three month period to December 30, 2020, or until a decision is rendered in this case, for an amount not to exceed approximately US$6 million. Total program expenditures may not exceed approximately US$141 million. After determining that there are no material issues of fact in dispute, the PSC of DC decided that there will be no evidentiary hearings. Under the revised procedural schedule, briefs were filed on October 23, 2020 and a decision is expected by the end of the year.
					Individual assets are placed into service throughout the program.
Accelerated Utility Pipe Replacement Programs – Maryland	100%	Estimated US$350 million over the five year period from January 2019 to December 2023, plus additional expenditures in subsequent periods.	US$102 million (3)	The second phase of the accelerated utility pipe replacement programs in Maryland (STRIDE 2.0) began in January 2019.	Individual assets are placed into service throughout the program.
Accelerated Utility Pipe Replacement Programs – Virginia	100%	Estimated US$500 million over the five year period from January 2018 to December 2022, plus additional expenditures in subsequent periods.	US$242 million (3)	The second phase of the accelerated pipe replacement programs in Virginia (SAVE 2.0) began in January 2018.	Individual assets are placed into service throughout the program.
Accelerated Mains Replacement Programs – Michigan	100%	Estimated US$50 million over five year period from 2015 to 2020.	US$44 million (3)	The third phase of the Accelerated Mains Replacement Program (MRP3) in Michigan expired in May 2020.	Individual assets are placed into service throughout the program.
		Estimated US$60 million over five year period from 2021 to 2026.	$nil (3)
A new MRP program was agreed to in SEMCO’s recently settled rate case. The new five-year MRP program begins in 2021 with a total spend of approximately US$60 million. In addition to the new MRP program, SEMCO was also granted a new Infrastructure Reliability Improvement Program (IRIP) which is also a five-year program with a total spend of approximately US$55 million beginning in 2021.
					Individual assets are placed into service throughout the program.

(1)	These amounts are estimates and are subject to change based on various factors. Where appropriate, the amounts reflect AltaGas’ share of the various projects.

(2)
Expenditures to date reflect total cumulative expenditures incurred from inception of the projects to September 30, 2020. For WGL projects, this also includes any expenditures prior to the close of the WGL Acquisition on July 6, 2018.

(3)
The utility accelerated replacement programs are long-term projects with multiple phases for which expenditures are approved by the regulators and managed in five year increments. Expenditures to date only include amounts for the current programs described above, and exclude any expenditures made under prior increments of the programs. Actual regulatory filings may differ from reported amounts.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 11

Non‑GAAP Financial Measures
This MD&A contains references to certain financial measures used by AltaGas that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP. The non‑GAAP measures and their reconciliation to GAAP financial measures are shown below. These non-GAAP measures provide additional information that Management believes is meaningful in describing AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. The specific rationale for, and incremental information associated with, each non‑GAAP measure is discussed below.

References to normalized EBITDA, normalized net income (loss), normalized funds from operations, normalized adjusted funds from operations (AFFO), normalized utility adjusted funds from (used by) operations (UAFFO), normalized income tax expense, normalized effective income tax rate, net debt, and net debt to total capitalization throughout this MD&A have the meanings as set out in this section.

Normalized EBITDA

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019 (1)	2020	2019 (1)
Net income (loss) after taxes (GAAP financial measure)	$(27)	$43	$502	$925
Add (deduct):
Depreciation and amortization	108	104	306	329
Interest expense	65	92	207	269
Income tax expense (recovery)	(13)	(34)	121	59
EBITDA	$133	$205	$1,136	$1,582
Add (deduct):
Transaction costs related to acquisitions and dispositions	7	3	18	16
Merger commitment recoveries	—	—	—	(5)
Unrealized losses (gains) on risk management contracts	73	15	(45)	21
Non-controlling interest related to HLBV investments	—	1	—	8
Losses (gains) on investments	(1)	2	—	5
Gains on sale of assets	(8)	(99)	(223)	(819)
Restructuring costs	1	—	2	—
Dilution loss on equity investment	—	—	16	—
COVID-19 related costs	—	—	2	—
Provisions on assets	—	—	5	1
Provisions on investments accounted for by the equity method	7	44	7	46
Investment tax credits related to distributed generation assets	—	2	—	7
Accretion expenses	1	1	3	4
Foreign exchange gains	—	(1)	(3)	—
Normalized EBITDA	$213	$173	$918	$866

(1)
In prior years, normalized EBITDA also included adjustments for changes in fair value of natural gas optimization inventory; however, beginning in 2020, this is no longer adjusted for as Management believes this more accurately represents AltaGas' operating profitability. Instead, normalized EBITDA is now adjusted for unrealized gains or losses on hedges related to this optimization inventory which is included in unrealized gains on risk management contracts. Comparative periods have been restated to reflect this change.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (Loss) using net income (loss) adjusted for pre‑tax depreciation and amortization, interest expense, and income tax expense (recovery).

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 12

Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, non-controlling interest of certain investments to which HLBV accounting is applied, losses (gains) on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions on assets, provisions on investments accounted for by the equity method, distributed generation asset related investment tax credits, foreign exchange gains, and accretion expenses related to asset retirement obligations. COVID-19 related costs normalized in the first nine months of 2020 were primarily comprised of credit losses that were incremental and directly attributable to the COVID-19 pandemic and charges incurred to support remote work arrangements. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized Net Income (Loss)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019 (1)	2020	2019 (1)
Net income (loss) applicable to common shares (GAAP financial measure)	$(47)	$22	$437	$872
Add (deduct) after-tax:
Transaction costs related to acquisitions and dispositions	6	2	15	13
Merger commitment recoveries	—	—	—	(5)
Unrealized losses (gains) on risk management contracts	55	12	(34)	15
Losses (gains) on investments	(1)	1	—	4
Gains on sale of assets	(7)	(132)	(196)	(771)
Provisions on assets	—	—	2	1
Restructuring costs	1	—	2	—
Dilution loss on equity investment	—	—	16	—
COVID-19 related costs	—	—	1	—
Provisions on investments accounted for by the equity method	5	33	6	35
Statutory tax rate change	—	—	—	(11)
Normalized net income (loss)	$12	$(62)	$249	$153

(1)
In prior years, normalized net income also included adjustments for after-tax changes in fair value of natural gas optimization inventory; however, beginning in 2020, this is no longer adjusted for as Management believes this more accurately represents AltaGas' operating profitability. Instead, normalized net income is now adjusted for after-tax unrealized gains or losses on hedges related to this optimization inventory which is included in unrealized gains on risk management contracts. Comparative periods have been restated to reflect this change.

Normalized net income (loss) represents net income (loss) applicable to common shares adjusted for the after-tax impact of transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, losses (gains) on investments, gains on sale of assets, provisions on assets, provisions on investments accounted for by the equity method, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and statutory tax rate change. Normalized net income (loss) is used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 13

Normalized Funds from Operations, AFFO, and UAFFO

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019
Cash from (used by) operations (GAAP financial measure)	$(48)	$(30)	$765	$600
Add (deduct):
Net change in operating assets and liabilities	151	98	(108)	(49)
Asset retirement obligations settled	1	(4)	2	2
Funds from operations	$104	$64	$659	$553
Add (deduct):
Transaction costs related to acquisitions and dispositions (1)	7	3	12	16
Restructuring costs	1	—	2	—
COVID-19 related costs	—	—	2	—
Merger commitment recoveries	—	—	—	(5)
Normalized funds from operations	$112	$67	$675	$564
Add (deduct):
Net cash received from (paid to) non-controlling interests	(5)	6	(17)	39
Non-utility maintenance capital	(1)	3	(18)	(23)
Preferred dividends paid	(16)	(17)	(50)	(51)
Normalized adjusted funds from operations	$90	$59	$590	$529
Deduct:
Utilities depreciation and amortization	(74)	(67)	(224)	(205)
Normalized utility adjusted funds from (used by) operations	$16	$(8)	$366	$324

(1)	Excluding non-cash amounts.

Normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from (used by) operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from (used by) operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is calculated based on cash from (used by) operations and adjusted for changes in operating assets and liabilities in the period and non‑operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and dispositions, merger commitments, COVID-19 related costs, and restructuring costs. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, non-utility maintenance capital, and preferred share dividends paid. Normalized utility adjusted funds from (used by) operations is based on normalized adjusted funds from operations, further adjusted for Utilities segment depreciation and amortization.

Funds from operations, normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from (used by) operations as presented should not be viewed as an alternative to cash from (used by) operations or other cash flow measures calculated in accordance with GAAP.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 14

Normalized Income Tax Expense

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019
Income tax expense (recovery) (GAAP financial measure)	$(13)	$(34)	$121	$59
Add (deduct) tax impact of:
Transaction costs related to acquisitions and dispositions	1	1	3	3
Unrealized losses (gains) on risk management contracts	18	3	(11)	6
Losses (gains) on investments	—	1	—	1
Gains on sale of assets	(2)	33	(26)	(48)
Provisions on assets	—	—	3	—
COVID-19 related costs	—	—	1	—
Provisions on investments accounted for by the equity method	2	11	1	11
Statutory tax rate change	—	—	—	11
Investment tax credits related to distributed generation assets	—	2	—	7
Normalized income tax expense	$6	$17	$92	$50

Normalized income tax expense represents income tax expense (recovery) adjusted for the tax impact of transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, losses (gains) on investments, gains on sale of assets, provisions on assets, COVID-19 related costs, provisions on investments accounted for by the equity method, statutory tax rate change, and distributed generation asset related investment tax credits. This measure is used by Management to enhance the comparability of the impact of income tax on AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities, and is presented to provide this perspective to analysts and investors.

Net Debt and Net Debt to Total Capitalization

Net debt and net debt to total capitalization are used by the Corporation to monitor its capital structure and financing requirements. It is also used as a measure of the Corporation’s overall financial strength and is presented to provide this perspective to analysts and investors. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents. Total capitalization is defined as net debt plus shareholders’ equity and non-controlling interests. Additional information regarding these non-GAAP measures can be found under the Capital Resources section of this MD&A.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 15

Supplemental Calculations
Reconciliation of Normalized EBITDA to Normalized Net Income (Loss)

The below table provides a supplemental reconciliation of normalized EBITDA to normalized net income. Both of these non-GAAP measures have been previously reconciled to the relevant GAAP financial measures in the section above. This supplemental information is provided as additional information to assist analysts and investors in comparing normalized EBITDA to normalized net income and is not intended as a substitute for the reconciliations to the nearest comparable GAAP measures. Readers should not place undue reliance on this supplemental reconciliation.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019
Normalized EBITDA	$213	$173	$918	$866
Add (deduct):
Depreciation and amortization	(108)	(104)	(306)	(329)
Interest expense	(65)	(92)	(207)	(269)
Income tax recovery (expense)	13	34	(121)	(59)
Normalizing items impacting income tax recovery (expense)	(20)	(51)	30	9
Accretion expenses	(1)	(1)	(3)	(4)
Foreign exchange gains	—	1	3	—
Non-controlling interest related to HLBV investments	—	(1)	—	(8)
Net income applicable to non-controlling interests	(4)	(4)	(15)	(2)
Preferred share dividends	(16)	(17)	(50)	(51)
Normalized net income (loss)	$12	$(62)	$249	$153

Calculation of Normalized Effective Income Tax Rate

The below table provides a calculation of normalized effective income tax rate from normalized net income (loss) and normalized income tax expense. Both of these non-GAAP measures have been previously reconciled to the relevant GAAP measures in the section above. This supplemental calculation is provided as additional information to assist analysts and investors in comparing normalized income tax expense to normalized net income (loss) and is not intended as a substitute for the reconciliations to the nearest comparable GAAP measures. Readers should not place undue reliance on this supplemental calculation.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions, except normalized effective income tax rate)	2020	2019	2020	2019
Normalized net income (loss)	$12	$(62)	$249	$153
Add (deduct):
Normalized income tax expense	6	17	92	50
Net income applicable to non-controlling interests	4	4	15	2
Non-controlling interest related to HLBV investments	—	1	—	8
Preferred share dividends	16	17	50	51
Normalized net income (loss) before taxes	$38	$(23)	$406	$264

Normalized effective income tax rate (%) (1)	15.8	(73.9)	22.7	18.9

(1)	Calculated as normalized income tax expense divided by normalized net income (loss) before taxes.

Results of Operations by Reporting Segment

In the first quarter of 2020, AltaGas revised its reportable segments to align with the structure of its business following asset sales completed as part of its 2019 asset monetization program. As a result of these changes, AltaGas has refocused on its core Utilities and Midstream segments. Consistent with Management’s strategic view of the business and the basis on which it assesses performance and allocates resources, beginning in 2020, AltaGas has two operating segments: Utilities (which now includes the WGL retail marketing business) and Midstream. These operating segments have not been aggregated in the determination of AltaGas' reportable segments.

Normalized EBITDA (1) (2)	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019
Utilities	$80	$15	$529	$438
Midstream	114	122	345	352
Sub-total: Operating Segments	$194	$137	$874	$790
Corporate/Other	19	36	44	76
	$213	$173	$918	$866

(1)	Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section of this MD&A.

(2)
Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of this MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

Revenue	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019
Utilities	$597	$571	$2,725	$2,863
Midstream	314	261	1,062	934
Sub-total: Operating Segments	$911	$832	$3,787	$3,797
Corporate/Other	39	63	102	189
Intersegment eliminations	19	(7)	8	(26)
	$969	$888	$3,897	$3,960

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 16

Utilities

Operating Statistics

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Natural gas deliveries - end-use (Bcf) (1)	14.2	11.1	101.7	107.2
Natural gas deliveries - transportation (Bcf) (1)	28.3	23.3	88.5	96.1
Service sites (thousands) (2)	1,667	1,647	1,667	1,647
Degree day variance from normal - SEMCO Gas (%) (3)	1.8	(47.2)	(4.6)	5.4
Degree day variance from normal - ENSTAR (%) (3)	(13.3)	(42.8)	8.3	(15.7)
Degree day variance from normal - Washington Gas (%) (3) (4)	233.0	—	(11.7)	(8.3)
Retail energy marketing - gas sales volumes (Mmcf)	8,393	7,861	41,729	44,328
Retail energy marketing - electricity sales volumes (GWh)	3,688	3,723	10,350	9,928

(1)	Bcf is one billion cubic feet.

(2)	Service sites reflect all of the service sites of the utilities, including transportation and non‑regulated business lines.

(3)
A degree day is a measure of coldness determined daily as the number of degrees the average temperature during the day in question is below 65 degrees Fahrenheit. Degree days for a particular period are determined by adding the degree days incurred during each day of the period. Normal degree days for a particular period are the average of degree days during the prior 15 years for SEMCO Gas, during the prior 10 years for ENSTAR, and during the prior 30 years for Washington Gas.

(4)
In certain of Washington Gas’ jurisdictions (Virginia and Maryland) there are billing mechanisms in place which are designed to eliminate the effects of variance in customer usage caused by weather and other factors such as conservation. In the District of Columbia, there is no weather normalization billing mechanism nor does Washington Gas hedge to offset the effects of weather. As a result, colder or warmer weather will result in variances to financial results.

During the third quarter of 2020, AltaGas’ Utilities segment experienced colder weather at all of its jurisdictions compared to the same quarter of 2019.

During the first nine months of 2020, AltaGas’ Utilities segment experienced warmer weather at SEMCO and Washington Gas, and colder weather at ENSTAR compared to the same period in 2019.

Service sites at September 30, 2020 increased by approximately 20 thousand sites compared to September 30, 2019 due to a growth in customer base.

In the third quarter of 2020, U.S. retail gas sales volumes were 8,393 Mmcf, compared to 7,861 Mmcf in the same quarter of 2019. The increase was primarily due to colder weather in third quarter of 2020 compared to the same quarter of 2019. U.S. retail electricity sales volumes were 3,688 GWh in the third quarter of 2020, compared to 3,723 GWh in the same quarter of 2019. The decrease was primarily due to COVID-19 impacts, partially offset by an increase in customers served by the business.

In the first nine months of 2020, U.S. retail gas sales volumes were 41,729 Mmcf, compared to 44,328 Mmcf in the same period in 2019. The decrease was primarily due to COVID-19 impacts. U.S. retail electricity sales volumes were 10,350 GWh in the first nine months of 2020, compared to 9,928 GWh in the same period in 2019. The increase was primarily due to an increase in customers served by the business, partially offset by COVID-19 impacts.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 17

Three Months Ended September 30

The Utilities segment normalized EBITDA was $80 million in the third quarter of 2020, compared to $15 million in the same quarter of 2019. The increase in normalized EBITDA was mainly due to the impact of Washington Gas' 2019 Maryland and Virginia rate cases, including the absence of a one-time reduction in normalized EBITDA related to a Hearing Examiner's report on Washington Gas' Virginia rate case in the third quarter of 2019, the impact of a change in accounting principle relating to Washington Gas' net periodic pension and other post-retirement benefit plan costs (please refer to the Critical Accounting Estimates section of this MD&A for additional information), lower operating expenses, higher revenue from accelerated pipe replacement program spend, colder weather in all jurisdictions, and higher fixed storage revenue at CINGSA, partially offset by the cancellation of late fees and related charges by the utilities due to COVID-19, the impact of the sale of ACI, and lower margins and lower power volumes from WGL's retail marketing business as a result of COVID-19 impacts.

Nine Months Ended September 30

The Utilities segment reported normalized EBITDA of $529 million in the first nine months of 2020, compared to $438 million in the same period in 2019. The increase in normalized EBITDA was mainly due to the impact of Washington Gas' Maryland and Virginia rate cases, including the absence of a one-time reduction in normalized EBITDA related to a Hearing Examiner's report on Washington Gas' Virginia rate case in the third quarter of 2019, the impact of a change in accounting principle relating to Washington Gas' net periodic pension and other post-retirement benefit plan costs (please refer to the Critical Accounting Estimates section of this MD&A for additional information), higher rates effective January 2020 at SEMCO due to the 2019 rate case application, higher revenue from accelerated pipe replacement program spend, the favorable impact of the stronger U.S. dollar, and colder weather in Alaska. This increase was partially offset by warmer weather in Michigan and in the District of Columbia and lower customer usage primarily as a result of COVID-19, the cancellation of late fees and related charges by the utilities due to COVID-19, lower margins from WGL's retail power marketing business as a result of COVID-19 impacts which were partially offset by lower capacity charges in 2020, lower margins and volumes from WGL's retail gas marketing business as a result of warmer weather and COVID-19 impacts, the impact of the sale of ACI, and lower storage revenue at CINGSA.

In the first nine months of 2020, the Utilities segment recorded a pre-tax gain of $206 million on the disposition of ACI. There were no dispositions in the Utilities segment in the first nine months of 2019.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 18

Rate Case Updates

Utility/Jurisdiction	Date Filed	Request	Status	Expected Timing of Decision
Washington Gas - District of Columbia	January 2020
US$35 million increase in base rates, including US$9 million of annual PROJECTpipes surcharges currently paid by customers for accelerated pipeline replacement. Therefore, the incremental amount of the base rate increase requested is approximately US$26 million.

Washington Gas filed this rate case on January 13, 2020. Washington Gas has also requested approval for a Revenue Normalization Adjustment mechanism to reduce customer bill fluctuations due to weather-related usage variations, similar to existing mechanisms in both Maryland and Virginia. On April 29, 2020, the PSC of DC issued an Order which established a procedural schedule and identified issues to be addressed in the Washington Gas' supplemental direct testimony to be filed May 15, 2020. On September 14, 2020, Washington Gas filed rebuttal testimony. Hearings are scheduled for November 18 - 20, 2020, and a decision is expected to be issued around the end of the first quarter or early in the second quarter of 2021.
Expected in late Q1 or early Q2 2021
Washington Gas - Maryland	August 2020
US$28 million increase in base rates, including US$6 million currently collected through the Strategic Infrastructure Development Enhancement Plan (STRIDE) surcharges for system upgrades. Therefore, the incremental amount of the base rate increase requested is approximately US$22 million.

Washington Gas filed this rate case on August 28, 2020. On August 31, 2020, the PSC of MD docketed the application and assigned the case to the Public Utility Law Judge (PULJ) division. On September 28, 2020, the PULJ division held a prehearing conference and established a procedural schedule which anticipates a final decision on or about March 26, 2021.
Expected in Q1 2021

COVID-19 Related Orders

On March 16, 2020, the Council of the District of Columbia (DC Council) passed legislation prohibiting the disconnection of electric and gas services for non-payment of fees during a public health emergency. The Mayor of the District of Columbia's public health emergency declaration and all related orders have been further extended to December 31, 2020, and the prohibition on disconnection is effective for 15 days following the end of the public health emergency. On April 15, 2020, the PSC of DC issued an order authorizing Washington Gas to establish a regulatory asset to capture and track the incremental costs related to COVID-19 that were prudently incurred beginning March 11, 2020.

On March 16, 2020, the Governor of Maryland issued an Executive Order which ordered regulated utilities to cease disconnections and billing of late fees for residential customers through May 1, 2020, which was subsequently amended to extend the order through August 31, 2020. On September 22, 2020, the PSC of MD took action that had the effect of extending the moratorium on service disconnections through November 15, 2020. Due to the winter moratorium on disconnections (November 1 to March 31), this has the effect of delaying residential terminations until April 1, 2021. On April 9, 2020, the PSC of MD issued an order and authorized each utility company to establish a regulatory asset to record the effects of incremental collection and other costs related to COVID-19 prudently incurred beginning on March 16, 2020. On August 27 and 28, 2020, the PSC of MD held Public Conference (PC) 53 to review the impacts of the Executive Order on utilities and the services they provide. On August 31, 2020, the PSC of MD issued an order directing that: (1) Utilities may not engage in service terminations and/or charge late fees until October 1, 2020 and any notices of termination for residential accounts sent before October 1, 2020 are invalid; (2) a Public Service Company must give notice of at least 45 days before terminating service on a residential account; (3) structured payment plans offered by Public Service Companies to residential customers in arrears or unable to pay must allow a minimum of 12 months to repay, with that period extending to 24 months for customers certified as low income; (4) Public Service Companies are prohibited from collecting or requiring down payments or deposits as a condition of beginning a payment plan by any residential

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 19

customer; and (5) Public Service Companies are prohibited from refusing to negotiate or denying a payment plan to a residential customer receiving service because the customer failed to meet the terms and conditions of an alternate payment plan during the past 18 months. As requested by the PSC of MD, investor-owned utilities in Maryland filed a joint proposed Arrearage Management Program (AMP) plan on October 7, 2020, to be followed by a legislative style hearing on November 9 - 10, 2020.

On March 16, 2020, the State Corporation Commission of Virginia (SCC of VA) issued an order which prohibited disconnections of electricity, gas, water, and sewer utility services during the coronavirus public health emergency, and established certain consumer protection measures. While the SCC of VA order was extended, the disconnection order, but not the consumer protections expired on October 5, 2020. However, following the expiration of the disconnection order, on October 16, 2020, the Virginia General assembly approved legislation that would extend the disconnection prohibition for residential customers for non-payment of bills or fees until the Governor determines the prohibition does not need to remain in place or until at least 60 days after the state of emergency declared March 12, 2020 expires, whichever is sooner. The legislation also codified the consumer protection plans, requiring utilities to offer customers in arrears fee-free repayment plans without deposit or eligibility requirements. Though not yet effective at the time of publication of this MD&A, the legislation is expected to take effect following the Assembly’s consideration of any gubernatorial amendments in November. On April 29, 2020, the SCC of VA issued an order approving a request from Washington Gas and other Virginia utilities to create a regulatory asset to record incremental prudently incurred costs and suspended late payment fees attributable to the COVID-19 pandemic. The October 16, 2020 legislation approved by the general assembly established certain reporting requirements for utilities to report bad debt information and provides utilities with certain exemptions from such requirements based on a utilities' particular facts and circumstances.

On April 10, 2020, the Governor of Alaska signed Senate Bill 241 (SB 241), which allows certificated utilities to record a regulatory asset for extraordinary costs and uncollectible residential utility bills that result from the COVID-19 public health disaster emergency declared by the governor on March 11, 2020. The determination as to whether an extraordinary expense resulted from the COVID-19 emergency is subject to approval by the Regulatory Commission of Alaska (RCA) before recovery occurs through future rates. In response to SB 241, on April 15, 2020, the RCA opened an information docket to gather information including how utilities are dealing with COVID-19 and its effects. It will also discuss specific sections of SB 241 regarding deadlines for Commission actions and regulatory assets in a later public meeting.

On April 15, 2020, the Michigan Public Service Commission (MPSC) issued an order for all utilities which allows for regulatory asset accounting to capture bad debts in excess of what is in approved rates. Incremental cost recovery was not addressed in the order; however, utilities filed comments and reply on April 30, 2020 and May 13, 2020, respectively, on what extraordinary costs, costs savings, and incremental revenues related to COVID-19 should be considered by the MPSC and how those costs should be tracked. In addition, the order included a list of additional customer protection requirements. On July 23, 2020, the MPSC issued an order asking that any rate-regulated utility seeking recovery of COVID-19 related expenses beyond uncollectible expenses make an informational filing with the MPSC no later than November 2, 2020. Interested parties may file reply comments no later than November 23, 2020.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 20

Midstream

Operating Statistics

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
RIPET export volumes (Bbls/d) (1) (2)	42,736	36,225	39,790	34,787
Total inlet gas processed (Mmcf/d) (2)	1,328	1,307	1,340	1,404
Extracted ethane volumes (Bbls/d) (2)	24,681	22,857	27,095	23,109
Extracted NGL volumes (Bbls/d) (2) (3)	32,165	30,933	31,538	34,641
Fractionation volumes (Bbls/d) (2)	25,430	24,026	22,395	20,108
Frac spread - realized ($/Bbl) (2) (4)	15.90	17.12	14.52	17.83
Frac spread - average spot price ($/Bbl) (2) (5)	7.11	9.17	4.05	12.10
Propane Far East Index (FEI) to Mont Belvieu spread (US$/Bbl) (6)	8.00	12.00	11.00	13.00
Natural gas optimization inventory (Bcf)	51.1	38.4	51.1	38.4

(1)	Represents propane volumes exported at RIPET since facility was placed into service in May 2019.

(2)	Average for the period.

(3)	NGL volumes refer to propane, butane and condensate.

(4)
Realized frac spread or NGL margin, expressed in dollars per barrel of NGL, is derived from sales recorded by the segment during the period for frac exposed volumes plus the settlement value of frac hedges settled in the period less extraction premiums, divided by the total frac exposed volumes produced during the period.

(5)
Average spot frac spread or NGL margin, expressed in dollars per barrel of NGL, is indicative of the average sales price that AltaGas receives for propane, butane and condensate less extraction premiums, before accounting for hedges, divided by the respective frac exposed volumes for the period.

(6)	Average propane price spread between Argus Far East Index and Mont Belvieu TET commercial index for the period beginning May 2019.

Propane volumes exported to Asia for the three months ended September 30, 2020 averaged 42,736 Bbls/d compared to 36,225 Bbls/d for the same period in 2019. There were 7 full shipments and one partially loaded shipment in the third quarter of 2020 compared to 6 shipments in the same period of 2019. Higher RIPET export volumes and shipments were a result of an increase in the amount of cargoes sold on the spot market.

Propane volumes exported to Asia for the nine months ended September 30, 2020 averaged 39,790 Bbls/d compared to 34,787 Bbls/d for the same period in 2019. There were 20 full shipments and one partially loaded shipment in the first nine months of 2020 compared to 9 shipments in the same period of 2019. Higher RIPET export volumes and shipments were a result of RIPET operating for the full nine months of 2020, an increase in the amount of cargoes sold on the spot market, and a new term contract effective September 2019.

Inlet gas processing volumes for the third quarter of 2020 increased by 21 Mmcf/d compared to the same quarter of 2019. Higher inlet gas processing volumes in the third quarter of 2020 were a result of additional volumes from the newly constructed Townsend Deep Cut facility, which was placed in-service in May 2020, volumes from the Nig Creek facility which was placed in-service in September 2019, and higher inlet volumes at the Gordondale facility. The increase was partially offset by lower inlet volumes at Younger due to a scheduled turnaround in September 2020, and lower inlet volumes at Joffre Ethane Extraction Plant (JEEP) and Pembina Empress Extraction Plant (PEEP) due to deferred maintenance activities downstream of AltaGas' operating plants.

Inlet gas processing volumes for the first nine months of 2020 decreased by 64 Mmcf/d compared to the same period in 2019. Factors negatively impacting inlet gas processing volumes in the first nine months of 2020 included the disposal of certain non-core facilities in February 2019, lower take-or-pay processed volumes at the Townsend Shallow Cut facilities, and lower inlet volumes at certain extraction facilities. The decrease was partially offset by volumes from the Townsend Deep Cut facility, which was placed in-service in May 2020, volumes from the Nig Creek facility, which was placed in-service in September 2019, and higher inlet volumes at the Gordondale facility.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 21

Average ethane volumes for the third quarter of 2020 increased by 1,824 Bbls/d, while average extracted NGL volumes increased by 1,232 Bbls/d compared to the same quarter of 2019. Higher ethane volumes were a result of additional contracted ethane volumes at the extraction facilities. Higher extracted NGL volumes were a result of additional extracted NGL volumes from the Townsend Deep Cut facility, which was placed in-service in May 2020, partially offset by lower inlet volumes at certain extraction facilities, primarily the Younger facility due to a planned turnaround.

Average ethane volumes for the first nine months of 2020 increased by 3,986 Bbls/d, while average extracted NGL volumes decreased by 3,103 Bbls/d compared to the same period in 2019. Higher ethane volumes were a result of additional contracted ethane volumes at the extraction facilities. Lower extracted NGL volumes were a result of lower inlet volumes at the Townsend Shallow Cut facilities, and at certain extraction facilities including Younger, partially offset by additional extracted NGL volumes from the Townsend Deep Cut facility which was placed in-service in May 2020.

Fractionation volumes for the third quarter of 2020 increased by 1,404 Bbls/d compared to the same quarter of 2019. Higher fractionation volumes were a result of the North Pine expansion and additional liquids volumes from the NEBC facilities including the Townsend Deep Cut facility. The increase was partially offset by lower trucked-in volumes at Harmattan, and lower extracted NGLs at Younger due to lower inlet and a planned turnaround in September 2020.

Fractionation volumes for the first nine months of 2020 increased by 2,287 Bbls/d compared to the same period in 2019. Higher fractionation volumes were a result of the North Pine expansion and additional liquids volumes from the NEBC facilities. The increase was partially offset by lower trucked-in volumes at Harmattan, and lower extracted NGLs at the Harmattan and Younger facilities due to lower inlet.

Natural gas optimization inventory as at September 30, 2020 was 51.1 Bcf (December 31, 2019 - 41.4 Bcf). The increase in natural gas optimization inventory was primarily due to higher injections and added capacity in managed assets.

Three Months Ended September 30

The Midstream segment reported normalized EBITDA of $114 million in the third quarter of 2020, compared to $122 million in the same quarter of 2019. The decrease in normalized EBITDA was mainly due to lower realized merchant margins at RIPET (inclusive of hedges), the sale of WGL Midstream's indirect non-operating interest in the Central Penn pipeline in November 2019, lower NGL marketing margins, and lower realized frac spreads (inclusive of hedges). These were partially offset by favorable transportation margins and storage spreads at WGL Midstream, higher processed volumes at the NEBC facilities, higher fractionation and liquids handling revenues due to NEBC growth projects placed into service, higher spot cargoes at RIPET, higher AFUDC related to Mountain Valley, higher NGL extracted volumes, and additional contracted ethane volumes at the extraction facilities. During the third quarter of 2020, AltaGas recorded equity earnings of $6 million from Petrogas compared to $13 million in the same quarter of 2019. Petrogas' export deliveries were at similar levels as in the third quarter of 2019, however industry conditions continued to impact the delivery volumes and activity levels in Petrogas' other business segments.

During the third quarter of 2020, AltaGas hedged approximately 10,068 Bbls/d of NGL volumes at an average price of $27/Bbl excluding basis differentials. During the third quarter of 2019, AltaGas hedged 6,228 Bbls/d of NGL at an average price of $40/Bbl, excluding basis differentials. The average indicative spot NGL frac spread for the third quarter of 2020 was approximately $7/Bbl, compared to $9/Bbl in the same quarter of 2019 inclusive of basis differentials. The realized frac spread of approximately $16/Bbl in the third quarter of 2020 (2019 - $17/Bbl) was lower than the same period in 2019 due to lower spot NGL frac spreads. In the third quarter of 2020, AltaGas’ frac exposed volumes were 7,597 Bbl/d (2019 - 9,984 Bbl/d). For RIPET, during the third quarter of 2020, AltaGas hedged approximately 25,416 Bbls/d of propane export volumes at an average FEI to Mont Belvieu spread of approximately US$9/Bbl, compared to 22,447 Bbls/d at an average FEI to Mont Belvieu spread of approximately US$14/Bbl in the same quarter of 2019.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 22

In the third quarter of 2020, the Midstream segment recognized a pre-tax provision on equity investments of approximately $7 million for costs associated with the Constitution pipeline project which was canceled in February 2020. In the third quarter of 2019, the Midstream segment recognized a pre-tax provision on equity investments of approximately $44 million ($33 million after-tax) related to WGL Midstream's indirect, non-operating interest in Central Penn which was sold in the fourth quarter of 2019.

Nine Months Ended September 30

The Midstream segment reported normalized EBITDA of $345 million in the first nine months of 2020, compared to $352 million in the same period in 2019. Factors negatively impacting normalized EBITDA in the first nine months of 2020 included the sale of WGL Midstream's indirect non-operating interest in the Central Penn pipeline in November 2019, the impact of the sale of the Stonewall Gas Gathering system in May 2019, lower storage spreads and withdrawals at WGL Midstream due to lower commodity prices, lower NGL extracted volumes, and lower realized frac spreads (inclusive of hedges). These were partially offset by contributions from RIPET which was placed in-service in May 2019, higher AFUDC related to Mountain Valley, additional contracted ethane volumes at the extraction facilities, higher processed volumes at certain NEBC facilities, higher fractionation and liquids handling revenues due to NEBC growth projects placed into service, higher transportation margins at WGL Midstream, and favorable NGL marketing margins mainly in the first quarter of 2020. During the first nine months of 2020, AltaGas recorded equity earnings of $21 million from Petrogas, compared to $46 million in the same period in 2019. Factors negatively impacting Petrogas earnings included a challenging business environment in the first nine months of 2020 impacting delivery volumes and revenues in certain non-LPG businesses resulting from COVID-19. Export deliveries up until the month of April were lower than planned due to industry conditions and subsequently have resumed to planned levels.

In the first nine months of 2020, AltaGas hedged approximately 9,192 Bbls/d of NGL volumes at an average price of $29/Bbl, excluding basis differentials. During the first nine months of 2019, AltaGas hedged approximately 6,228 Bbls/d of NGL at an average price of $40/Bbl, excluding basis differentials. The average indicative spot NGL frac spread for the first nine months of 2020 was approximately $4/Bbl compared to $12/Bbl in the same period in 2019. The realized frac spread of $15/Bbl in the first nine months of 2020 (2019 - $18/Bbl) was lower than the same period in 2019 due to lower spot NGL frac spreads. In the first nine months of 2020, AltaGas’ frac exposed volumes were 8,843 Bbl/d (2019 - 10,201 Bbl/d). For RIPET, during the first nine months of 2020, AltaGas hedged approximately 27,100 Bbls/d of propane export volumes at an average FEI to Mont Belvieu spread of US$10/Bbl, compared to 19,767 Bbls/d at an average FEI to Mont Belvieu spread of US$13/Bbl in the same period in 2019.

In the first nine months of 2020, the Midstream segment recognized a pre-tax provision of approximately $2 million related to land parcels located near the Harmattan gas processing plant and the previously mentioned pre-tax provision on equity investments of approximately $7 million related to the Constitution pipeline recognized in the third quarter of 2020. In the first nine months of 2019, the Midstream segment recognized a pre-tax gain of $35 million on the disposition of WGL Midstream's interest in Stonewall and a pre-tax gain of $5 million on the sale of certain non-core Midstream processing facilities. In addition, in the first nine months of 2019, AltaGas was also impacted by the previously mentioned provisions recognized in the third quarter of 2019.

Corporate/Other

Three Months Ended September 30

In the Corporate/Other segment, normalized EBITDA for the third quarter of 2020 was $19 million, compared to $36 million in the same quarter of 2019. The decrease was mainly due to the impact of asset sales, including the U.S. distributed generation assets in September 2019, Pomona in July 2020, Ripon in August 2020, and biomass investments in the third quarter of 2019, partially offset by recoveries related to CEWS and lower employee salary expenses.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 23

In the third quarter of 2020, the Corporate/Other segment recognized a pre-tax gain of $5 million on the disposition of Pomona, and a pre-tax gain of $3 million on the disposition of Ripon. In the third quarter of 2019, the Corporate/Other segment recognized a pre-tax gain of $100 million on the disposition of the U.S. distributed generation assets.

Nine Months Ended September 30

In the Corporate/Other segment, normalized EBITDA for the first nine months of 2020 was $44 million, compared to $76 million in the same period in 2019. The decrease was mainly due to the impact of asset sales, including the U.S. distributed generation assets in September 2019, certain non-core power assets in February 2019, the Northwest Hydro facilities in January 2019, Pomona in July 2020, Ripon in August 2020, and biomass investments in the third quarter of 2019, partially offset by recoveries related to CEWS, a shorter planned spring outage at the Blythe facility compared to 2019, lower employee salary expenses, and lower expenses related to employee incentive plans as a result of the decreasing share price during the first nine months of 2020.

In the first nine months of 2020, the Corporate/Other segment recognized a pre-tax gain of $9 million on certain U.S. distributed generation projects which were sold in 2019 but transferred to the purchaser in the first nine months of 2020, in addition to the previously mentioned gains on dispositions recorded in the third quarter of 2020. In the first nine months of 2020, the Corporate/Other segment recognized a pre-tax provision of approximately $3 million related to certain U.S. distributed generation projects which had not yet transferred to the purchaser. In the first nine months of 2019, the Corporate/Other segment recognized a pre-tax gain of $688 million on the sale of the remaining interest in the Northwest Hydro facilities, a pre-tax loss of $6 million on the sale of Canadian non-core power assets, a pre-tax loss of $1 million on the sale of a WGL Energy Systems financing receivable, and the previously mentioned gains on dispositions recorded in the third quarter of 2019. In addition, in the first nine months of 2019, the Corporate/Other segment recognized a pre-tax provision on equity investments of $2 million related to biomass investments which were sold in the third quarter of 2019 and a pre-tax provision of $1 million related to a capital spare turbine in storage which was also sold in the third quarter of 2019.

Invested Capital

	Three Months Ended September 30, 2020
($ millions)	Utilities	Midstream	Corporate/Other	Total
Invested capital:
Property, plant and equipment	$190	$15	$1	$206
Intangible assets	1	1	1	3
Contributions from non-controlling interest	—	(1)	—	(1)
Invested capital	191	15	2	208
Disposals:
Property, plant and equipment	—	—	(64)	(64)
Invested capital, net of disposals	$191	$15	$(62)	$144

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 24

	Three Months Ended September 30, 2019
($ millions)	Utilities	Midstream	Corporate/ Other	Total
Invested capital:
Property, plant and equipment	$313	$164	$—	$477
Intangible assets	—	1	3	4
Long-term investments	—	41	—	41
Contributions from non-controlling interest	—	(7)	—	(7)
Invested capital	313	199	3	515
Disposals:
Property, plant and equipment	—	—	(978)	(978)
Equity method investments	—	—	(25)	(25)
Invested capital, net of disposals	$313	$199	$(1,000)	$(488)

During the third quarter of 2020, AltaGas’ invested capital was $208 million, compared to $515 million in the same quarter of 2019. The decrease in invested capital was primarily due to lower additions to property, plant and equipment, and lower contributions to WGL's equity investments in the Mountain Valley pipeline and Central Penn, which was sold in November 2019, partially offset by lower contributions from non-controlling interests.

The decrease in additions to property, plant and equipment in the third quarter of 2020 was mainly due to the absence of construction costs related to the Marquette Connector Pipeline which was placed in-service in December 2019, the absence of construction costs related to Nig Creek which was placed in-service in September 2019, and the absence of construction costs relating to the NEBC pipeline projects, most of which were completed in the first half of 2020, partially offset by increased capital expenditures related to accelerated pipeline replacement programs at Washington Gas. The disposals of property, plant and equipment in the third quarter of 2020 primarily related to the disposition of Pomona in July 2020 and the disposition Ripon in August 2020. The disposals of property, plant and equipment and equity method investments in the third quarter of 2019 primarily related to the disposition of WGL's portfolio of U.S. distributed generation assets in September 2019 and the disposition of the biomass investments in August 2019, respectively.

The invested capital in the third quarter of 2020 included maintenance capital of $1 million (2019 ‑ $1 million) in the Midstream segment and $nil (2019 ‑ recovery of $4 million) related to remaining power assets in the Corporate/Other segment. The maintenance capital in Midstream in the third quarter of 2020 was primarily related to the EEEP facility. The decrease in maintenance capital in the Corporate/Other segment was primarily due to the timing of planned turnaround maintenance capital at the Blythe facility.

	Nine Months Ended September 30, 2020
($ millions)	Utilities	Midstream	Corporate/Other	Total
Invested capital:
Property, plant and equipment	$496	$89	$19	$604
Intangible assets	2	2	3	7
Long-term investments	—	64	—	64
Contributions from non-controlling interest	—	(5)	—	(5)
Invested capital	498	150	22	670
Disposals:
Property, plant and equipment	—	(3)	(71)	(74)
Equity method investments	(369)	(7)	—	(376)
Invested capital, net of disposals	$129	$140	$(49)	$220

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 25

	Nine Months Ended September 30, 2019
($ millions)	Utilities	Midstream	Corporate/ Other	Total
Invested capital:
Property, plant and equipment	$696	$344	$37	$1,077
Intangible assets	1	4	7	12
Long-term investments	—	176	—	176
Contributions from non-controlling interest	—	(34)	—	(34)
Invested capital	697	490	44	1,231
Disposals:
Property, plant and equipment	—	(87)	(2,320)	(2,407)
Equity method investments	—	(379)	(25)	(404)
Invested capital, net of disposals	$697	$24	$(2,301)	$(1,580)

In the first nine months of 2020, AltaGas’ invested capital was $670 million, compared to $1.2 billion in the same period of 2019. The decrease in invested capital was primarily due to lower additions to property, plant and equipment, and lower contributions to WGL's equity investments in the Mountain Valley pipeline and Central Penn which was sold in November 2019, partially offset by a capital contribution made to AIJVLP related to a cash call in the first quarter of 2020, and lower contributions from non-controlling interests.

The decrease in additions to property, plant and equipment in the first nine months of 2020 was mainly due to the absence of construction costs related to the Marquette Connector Pipeline which was placed in-service in December 2019, the absence of construction costs related to RIPET which was placed in-service in May 2019, the absence of construction costs related to Nig Creek which was placed in-service September 2019, and the absence of capital expenditures related to the U.S. distributed generation assets which were sold in September 2019. These were partially offset by expenditures related to the Townsend 2B expansion, North Pine expansion, the NEBC pipeline projects, and accelerated pipeline replacement programs at Washington Gas and SEMCO. The disposals of property, plant and equipment in the first nine months of 2020 primarily related to the remaining proceeds received from the disposition of the U.S. distributed generation assets and the previously mentioned disposals recorded in the third quarter of 2020. In the first nine months of 2019, disposals of property, plant and equipment primarily related to the disposition of the U.S. distributed generation assets, the Northwest Hydro facilities, and non-core Canadian Midstream and Power assets. The disposal of equity method investments in the first nine months of 2020 related to the disposition of ACI, while in the first nine months of 2019 the disposals of equity method investments related to the disposition of Stonewall and biomass investments.

The invested capital in the first nine months of 2020 included maintenance capital of $4 million (2019 ‑ $3 million) in the Midstream segment and $14 million (2019 ‑ $20 million) in the Corporate/Other segment. The increase in Midstream maintenance capital was primarily due to maintenance performed at the EEEP facility. The decrease in maintenance capital in the Corporate/Other segment was primarily due to lower planned turnaround maintenance capital at the Blythe facility.

Risk Management

Risks Related to COVID-19

As the COVID-19 pandemic continues to unfold, governments in the jurisdictions in which AltaGas operates have maintained measures designed to contain the outbreak, including business closures and restrictions, travel restrictions and border closings, quarantines, and restrictions on gatherings and events. The magnitude, outcome, and duration of the pandemic remains uncertain. As a result, it is not currently possible to accurately quantify the total potential impact of the pandemic on AltaGas’ operations or financial results.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 26

AltaGas, with its subsidiaries, activated its pandemic response team to monitor developments related to COVID-19 and to ensure the Corporation was responding swiftly and appropriately. Continuity plans and preparedness measures have been implemented at each of AltaGas’ businesses, with safeguarding the well-being of its personnel as the primary concern. To date, AltaGas has been able to respond to the COVID-19 related challenges with minimal disruption to its operations and business.

In 2020, AltaGas has identified the following as potential direct or indirect impacts to its business and operations from the pandemic:

▪
Key employees and personnel: Widespread inability of AltaGas' workforce or that of the Corporation's contractors to perform their duties would have an adverse impact on AltaGas' ability to continue normal operations in the Utilities, Midstream and Corporate/Other segments. To date, AltaGas has not experienced unavailability of a significant portion of its personnel as a result of COVID-19 related concerns;

▪
Return to work: As AltaGas reintegrates its personnel to its workplace, it may incur additional costs to adapt the workplace to meet applicable health and safety requirements. Shortages in personal protective equipment (PPE) or the occurrence of a second wave of the virus may require AltaGas to revise or delay such reintegration plans. To the extent that it is unable to effectively protect its workforce against the transmission of the virus, AltaGas may be forced to slow or reverse its reintegration efforts and could face allegations of liability;

▪
IT infrastructure, privacy and cyber security: Increased volume and sophistication of targeted cyber attacks have been seen since the declaration of the global pandemic. Pandemic-adjusted operations, such as work from home arrangements and remote access to the Corporation's systems, may pose heightened risk of cyber security and privacy breaches and have put additional stress on the Corporation's IT infrastructure. A failure of such infrastructure could severely limit AltaGas' ability to conduct ordinary operations. To date, AltaGas’ systems have functioned capably, and it has not experienced a material impact to its operations as a result of an IT infrastructure issue;

▪
Adverse impacts on market fundamentals and access to capital: As discussed elsewhere in this MD&A, to date, AltaGas has seen an impact from COVID-19 related factors in relation to lower margins in the retail marketing business, impacts to its equity income from Petrogas due to lower commodity prices, cancellation of late fees and related charges along with the inability to disconnect customers, and increased cost with regard to COVID-19 related costs to the business. The impact of these factors is not expected to be material to the 2020 financial performance of AltaGas. While continued instability in the global financial markets could make capital increasingly hard to access, at this point, AltaGas anticipates that it has adequate access to capital to execute its 2020 business plans;

▪
Counterparty and supplier risk: Increased exposure that contract counterparties and suppliers could fail to meet their obligations to AltaGas. Such non-performance by a significant counterparty or supplier could adversely affect AltaGas' operations and financial results. To date, any cases of force majeure invoked by counterparties related to the AltaGas’ assets as a result of COVID-19 have not been material; and

▪
Share price: Global financial conditions continue to be subject to volatility arising from international geopolitical developments and the significant recent market reaction to COVID-19, resulting in a significant reduction in many major market indices and in AltaGas’ share price. Such decline may negatively impact the Corporation's ability to access the public markets.

To the extent these risks materialize, the Corporation’s ability to carry out its business plans for the remainder of 2020 and for 2021 may be adversely impacted.

Political Uncertainty and Civil Unrest

Recently there have been significant incidents of civil unrest in areas in which AltaGas operates. To the extent that civil unrest is accompanied by disruption to transportation routes, violence or destruction, AltaGas' personnel, physical facilities, and operations may be placed at risk and financial and operational results may be adversely impacted.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 27

Uncertainty exists with regard to the political climate in the jurisdictions in which AltaGas operates. Changes in social, political, regulatory, or economic conditions, or in laws and policies governing immigration, tax, foreign trade, and investment could adversely affect AltaGas' business and operations.

Other

AltaGas is exposed to various market risks in the normal course of operations that could impact earnings and cash flows. AltaGas enters into physical and financial derivative contracts to manage exposure to fluctuations in commodity prices and foreign exchange rates, as well as to optimize certain owned and managed natural gas assets. The Board of Directors of AltaGas has established a risk management policy for the Corporation establishing AltaGas’ risk management control framework. Derivative instruments are governed under, and subject to, this policy. As at September 30, 2020 and December 31, 2019, the fair values of the Corporation’s derivatives were as follows:

($ millions)	September 30, 2020	December 31, 2019
Natural gas	$(75)	$(77)
Energy exports	(32)	(75)
NGL frac spread	6	(2)
Power	(16)	(12)
Net derivative liability	$(117)	$(166)

Summary of Risk Management Contracts

Commodity Price Contracts

▪
The average indicative spot NGL frac spread for the nine months ended September 30, 2020 was approximately $4/Bbl (2019 – $12/Bbl), inclusive of basis differentials. The average NGL frac spread realized by AltaGas (based on average spot price and realized hedge price inclusive of basis differentials) for the nine months ended September 30, 2020 was approximately $15/Bbl inclusive of basis differentials (2019 - $18/Bbl).

▪
For 2020, AltaGas estimates an average of approximately 9,000 Bbls/d of NGL will be exposed to frac spreads prior to hedging activities. Hedges are in place for approximately 100 percent of frac exposed NGL volumes including internal hedges.

▪
At RIPET, propane price margins are protected through AltaGas' comprehensive hedging program. Approximately one third of 2020 volumes are contracted under tolling arrangements. For the remaining volumes, approximately 85 percent are financially hedged at an FEI to Mont Belvieu spread of approximately US$10/Bbl. Collectively, approximately 90 percent of RIPET’s propane export volumes are hedged for 2020.

Foreign Exchange Contracts

▪
As at September 30, 2020, management has designated US$100 million of outstanding U.S. dollar denominated long-term debt to hedge against the currency translation effect of its foreign investments (December 31, 2019 - US$300 million).

▪
For the nine months ended September 30, 2020, AltaGas recognized after-tax unrealized losses of $10 million arising from the translation of debt in other comprehensive income (2019 - unrealized gains of $53 million).

Weather Instruments

▪	For the nine months ended September 30, 2020, pre-tax losses of $3 million (2019 - nil ) were recorded related to heating degree day (HDD) and cooling degree day (CDD) instruments.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 28

The Effects of Derivative Instruments on the Consolidated Statements of Income (Loss)

The following table presents the unrealized gains (losses) on derivative instruments as recorded in the Corporation’s Consolidated Statements of Income (Loss):

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019
Natural gas	$(27)	$1	$2	$9
Energy exports	(38)	(14)	39	(22)
NGL frac spread	(3)	(3)	8	(7)
Power	(5)	1	(4)	(2)
Foreign exchange	—	—	—	1
	$(73)	$(15)	$45	$(21)

Please refer to Note 23 of the 2019 Annual Consolidated Financial Statements and Note 14 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2020 for further details regarding AltaGas’ risk management activities.

Liquidity

As a result of certain commitments made to the PSC of DC, the PSC of MD, and the SCC of VA in respect of the WGL Acquisition, Washington Gas is subject to certain restrictions when paying dividends to AltaGas. However, AltaGas does not expect that this will have an impact on AltaGas’ ability to meet its obligations.

In addition, Wrangler SPE LLC and Washington Gas made certain ring fencing commitments to the PSC of DC, the PSC of MD, and the SCC of VA with the intention of removing Washington Gas from the bankruptcy estate of AltaGas and its affiliates, other than Washington Gas and Wrangler SPE LLC (together, the “Ring Fenced Entities”). Because of these ring fencing measures, none of the assets of the Ring Fenced Entities would be available to satisfy the debt or contractual obligations of AltaGas or any non-Ring Fenced Entity Affiliate, including any indebtedness or other contractual obligations of AltaGas, and the Ring Fenced Entities do not bear any liability for indebtedness or other contractual obligations of any non-Ring Fenced Entity, and vice versa.

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019
Cash from (used by) operations	$(48)	$(30)	$765	$600
Investing activities	(153)	528	(231)	1,715
Financing activities	166	(510)	(580)	(2,408)
Decrease in cash, cash equivalents, and restricted cash	$(35)	$(12)	$(46)	$(93)

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 29

Cash From (Used By) Operations

Cash from operations increased by $165 million for the nine months ended September 30, 2020 compared to the same period in 2019, primarily due to higher net income after taxes (after adjusting for non-cash items) and favorable variances in the net change in operating assets and liabilities, partly offset by lower distributions from equity investments. The majority of the variance in net change in operating assets and liabilities was due to increased cash flows from accounts payable and accrued liabilities driven by asset sales and fluctuations in volumes and prices, and increased cash flows related to other current assets due to lower prepaid expenses. These increases were partially offset by decreased cash flows from regulatory assets and liabilities primarily due to overall warmer weather experienced by the Utilities segment, refunds of certain regulatory liabilities to customers, and increases in non-weather related regulatory liabilities.

Working Capital

($ millions, except working capital ratio)	September 30, 2020	December 31, 2019
Current assets	$1,617	$2,196
Current liabilities	2,120	3,125
Working deficiency	$(503)	$(929)
Working capital ratio (1)	0.76	0.70

(1)	Calculated as current assets divided by current liabilities.

The increase in the working capital ratio was primarily due to decreases in short-term debt, the current portion of long-term debt, and accounts payable and accrued liabilities, partially offset by decreases in accounts receivable and prepaid expenses and other assets. AltaGas’ working capital will fluctuate in the normal course of business. The working capital deficiency is expected to be funded using cash flow from operations and available credit facilities as required.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2020 was $231 million, compared to cash from investing activities of $1.7 billion in the same period in 2019. Investing activities for the nine months ended September 30, 2020 primarily included expenditures of approximately $610 million for property, plant and equipment and intangible assets, and approximately $71 million of contributions to equity investments, which were partially offset by proceeds of $376 million from the disposition of equity investments (which related primarily to the disposition of ACI) and proceeds of $74 million from the disposition of assets (net of transaction costs). Investing activities for the nine months ended September 30, 2019 primarily included proceeds of approximately $2.8 billion from asset sales completed in the first nine months of 2019 (including the Northwest Hydro facilities, Stonewall, and non-core Canadian Midstream and power assets) and proceeds of $73 million from the sale of a WGL Energy Systems financing receivable, partially offset by expenditures of approximately $991 million for property, plant and equipment and intangible assets, and approximately $178 million of contributions to equity investments.

Financing Activities

Cash used in financing activities for the nine months ended September 30, 2020 was $580 million, compared to $2.4 billion in the same period in 2019. Financing activities for the nine months ended September 30, 2020 were primarily comprised of net repayments of short-term debt and repayments of long-term debt of $1.2 billion, net repayments under credit facilities of $274 million, dividends of $251 million, and distributions to non-controlling interests of $22 million, partially offset by long-term debt issuances of $1.1 billion and contributions from non-controlling interests of $5 million. Financing activities for the nine months ended September 30, 2019 were primarily comprised of net repayments under credit facilities of $1.6 billion, net repayments of short-term debt and repayments of long-term debt of $1.0 billion, and dividends of $250 million, partially offset by long-term debt issuances of $390 million, contributions from non-controlling interest of $44 million, and net proceeds from the issuance of common

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 30

shares of $48 million (mainly from common shares issued through DRIP). Total dividends paid to common and preferred shareholders of AltaGas for the nine months ended September 30, 2020 were $251 million (2019 - $250 million), of which $6 million was reinvested through the Dividend Reinvestment and Optional Cash Purchase Plan (DRIP) (2019 - $48 million). Beginning with the January dividend paid on February 17, 2020, dividend payments are no longer eligible for reinvestment by participating shareholders under the DRIP.

Capital Resources

AltaGas' objective for managing capital is to maintain its investment grade credit ratings, ensure adequate liquidity, optimize the profitability of its existing assets and grow its energy infrastructure to create long‑term value and enhance returns for its investors. AltaGas' capital structure is comprised of shareholders' equity (including non‑controlling interests), short‑term and long‑term debt (including the current portion) less cash and cash equivalents.

The use of debt or equity funding is based on AltaGas’ capital structure, which is determined by considering the norms and risks associated with operations and cash flow stability and sustainability.

($ millions, except net debt-to-total capitalization)	September 30, 2020	December 31, 2019
Short-term debt (1)	$227	$389
Current portion of long-term debt	493	923
Long-term debt (2)	6,351	5,928
Total debt	7,071	7,240
Less: cash and cash equivalents	(29)	(57)
Net debt	$7,042	$7,183
Shareholders' equity	7,641	7,215
Non-controlling interests	152	154
Total capitalization	$14,835	$14,552

Net debt-to-total capitalization (%)	47	49

(1)
For the purposes of the net debt calculation, short-term debt excludes third-party project financing obtained on behalf of the United States federal government to provide funds for the construction of certain energy management services projects. As this debt was obtained on behalf of the U.S. government, AltaGas would only need to repay in the event that the project is not completed or accepted by the government. Refer to Note 15 of the 2019 Annual Consolidated Financial Statements for additional details. At September 30, 2020, the project financing balance excluded from short-term debt in above table was $69 million (December 31, 2019 - $71 million).

(2)	Net of debt issuance costs of $41 million as at September 30, 2020 (December 31, 2019 - $36 million).

As at September 30, 2020, AltaGas’ total debt primarily consisted of outstanding MTNs of $3.4 billion (December 31, 2019 - $3.0 billion), WGL and Washington Gas long-term debt of $2.4 billion, reflecting fair value adjustments on acquisition (December 31, 2019 - $2.7 billion), SEMCO long‑term debt of $672 million (December 31, 2019 - $466 million), $473 million drawn under the bank credit facilities (December 31, 2019 - $643 million) and short-term debt of $296 million (December 31, 2019 - $460 million). In addition, AltaGas had $206 million of letters of credit outstanding (December 31, 2019 - $307 million). For the nine months ended September 30, 2020, the weakening of the Canadian dollar against the U.S. dollar resulted in an increase to total debt of approximately $100 million, which was more than offset by repayments on debt in the period.

As at September 30, 2020, AltaGas’ total market capitalization was approximately $4.5 billion based on approximately 279 million common shares outstanding and a closing trading price on September 30, 2020 of $16.08 per common share.

AltaGas' earnings interest coverage for the rolling twelve months ended September 30, 2020 was 2.5 times (twelve months ended September 30, 2019 – 3.8 times).

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 31

Credit Facilities		Drawn at	Drawn at
($ millions)	Borrowing capacity	September 30, 2020	December 31, 2019
AltaGas demand credit facility	$70	$—	$—
AltaGas revolving credit facilities (1) (2) (3)	3,551	298	90
AltaGas term credit facility (1) (2)	133	133	390
SEMCO Energy US$150 million credit facilities (1) (2)	200	41	163
WGL US$250 million revolving credit facility (2) (4)	333	167	239
Washington Gas US$450 million revolving credit facility (2) (4)	600	360	518
	$4,887	$999	$1,400

(1)	Amount drawn at September 30, 2020 converted at the month‑end rate of 1 U.S. dollar = 1.3339 Canadian dollar (December 31, 2019 - 1 U.S. dollar = 1.2988 Canadian dollar).

(2)	All US$ borrowing capacity was converted at the September 30, 2020 U.S./Canadian dollar month-end exchange rate.

(3)
AltaGas also has demand Letter of Credit facilities of $267 million (US$200 million). At September 30, 2020, there were letters of credit for $196 million (December 31, 2019 - $281 million) issued on these facilities and an additional $10 million (December 31, 2019 - $25 million) issued on the company's revolving credit facilities.

(4)
Amounts drawn include commercial paper that is supported by the long term facilities. WGL and Washington Gas have the right to request additional borrowings of up to US$100 million with the bank’s approval, for a total of US$350 million and US$550 million on their respective facilities.

WGL and Washington Gas use short-term debt in the form of commercial paper or unsecured short-term bank loans to fund seasonal cash requirements. Revolving committed credit facilities are maintained in an amount equal to or greater than the expected maximum commercial paper position. At September 30, 2020, commercial paper outstanding totaled $527 million for WGL and Washington Gas (December 31, 2019 – $757 million).

All of the borrowing facilities have covenants customary for these types of facilities, which must be met at each quarter end. AltaGas and its subsidiaries have been in compliance with all financial covenants each quarter since the establishment of the facilities. AltaGas and its subsidiaries are also in compliance with trust indenture requirements for its MTNs as at September 30, 2020 and December 31, 2019.

The following table summarizes the Corporation's primary financial covenants as defined by the credit facility agreements:

Ratios	Debt covenant requirements	As at September 30, 2020
Bank debt-to-capitalization (1) (2)	not greater than 65%	less than 50%
Bank EBITDA-to-interest expense (1) (2)	not less than 2.5x	greater than 3.5x
Bank debt-to-capitalization (SEMCO) (3)	not greater than 60%	less than 44%
Bank EBITDA-to-interest expense (SEMCO) (3)	not less than 2.25x	greater than 8.0x
Bank debt-to-capitalization (WGL) (2) (4)	not greater than 65%	less than 46%
Bank debt-to-capitalization (Washington Gas) (2) (4)	not greater than 65%	less than 48%

(1)
Calculated in accordance with the Corporation’s US$1.2 billion credit facility agreement, which is available on SEDAR at www.sedar.com. The covenants are equivalent and applicable to all the Corporation’s committed credit facilities.

(2)	Estimated, subject to final adjustments.

(3)
Bank EBITDA-to-interest expense (SEMCO) and Bank debt-to-capitalization (SEMCO) are calculated based on SEMCO’s consolidated financial statements and are calculated similarly to Bank debt-to-capitalization and Bank EBITDA-to-interest expense.

(4)	WGL’s bank debt-to-capitalization ratio is calculated based on WGL’s consolidated financial statements.

On September 25, 2019, a $2.0 billion base shelf prospectus for the issuance of certain types of future public debt and/or equity issuances was filed. This enables AltaGas to access the Canadian capital markets on a timely basis during the 25-month period that the base shelf prospectus remains effective. As at September 30, 2020, approximately $1.0 billion was available under the base shelf prospectus.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 32

On January 21, 2020, AltaGas filed a US$2.0 billion short form base shelf prospectus in both Alberta and the U.S. This will enable AltaGas to access the U.S. capital markets during the 25-month period that the base shelf prospectus remains effective. As at September 30, 2020, US$2.0 billion was available under the base shelf prospectus.

Related Party Transactions

In the normal course of business, AltaGas transacts with its subsidiaries, affiliates, and joint ventures. There were no significant changes in the nature of the related party transactions described in Note 30 of the 2019 Annual Consolidated Financial Statements.

Share Information

As at October 23, 2020
Issued and outstanding
Common shares	279,452,583
Preferred Shares
Series A	6,746,679
Series B	1,253,321
Series C	8,000,000
Series E	8,000,000
Series G	6,885,823
Series H	1,114,177
Series I	8,000,000
Series K	12,000,000
Issued
Share options	8,982,318
Share options exercisable	3,442,577

Dividends

AltaGas declares and pays a monthly dividend to its common shareholders. Dividends on preferred shares are paid quarterly. Dividends are at the discretion of the Board of Directors and dividend levels are reviewed periodically, giving consideration to the ongoing sustainable cash flow from operating activities, maintenance and growth capital expenditures, and debt repayment requirements of AltaGas.

The following table summarizes AltaGas’ dividend declaration history:

Common Share Dividends
Year ended December 31
($ per common share)	2020	2019
First quarter	$0.240000	$0.240000
Second quarter	0.240000	0.240000
Third quarter	0.240000	0.240000
Fourth quarter	—	0.240000
Total	$0.720000	$0.960000

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 33

Series A Preferred Share Dividends
Year ended December 31
($ per preferred share)	2020	2019
First quarter	$0.211250	$0.211250
Second quarter	0.211250	0.211250
Third quarter	0.211250	0.211250
Fourth quarter	—	0.211250
Total	$0.633750	$0.845000

Series B Preferred Share Dividends
Year ended December 31
($ per preferred share)	2020	2019
First quarter	$0.268030	$0.269380
Second quarter	0.267160	0.270510
Third quarter	0.183180	0.273921
Fourth quarter	—	0.270830
Total	$0.718370	$1.084641

Series C Preferred Share Dividends
Year ended December 31
(US$ per preferred share)	2020	2019
First quarter	$0.330625	$0.330625
Second quarter	0.330625	0.330625
Third quarter	0.330625	0.330625
Fourth quarter	—	0.330625
Total	$0.991875	$1.322500

Series E Preferred Share Dividends
Year ended December 31
($ per preferred share)	2020	2019
First quarter	$0.337063	$0.337063
Second quarter	0.337063	0.337063
Third quarter	0.337063	0.337063
Fourth quarter	—	0.337063
Total	$1.011189	$1.348252

Series G Preferred Share Dividends
Year ended December 31
($ per preferred share)	2020	2019
First quarter	$0.265125	$0.296875
Second quarter	0.265125	0.296875
Third quarter	0.265125	0.296875
Fourth quarter	—	0.265125
Total	$0.795375	$1.155750

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 34

Series H Preferred Share Dividends
Year ended December 31
($ per preferred share)	2020	2019
First quarter	$0.292890	$—
Second quarter	0.292020	—
Third quarter	0.208320	—
Fourth quarter	—	0.296040
Total	$0.793230	$0.296040

Series I Preferred Share Dividends
Year ended December 31
($ per preferred share)	2020	2019
First quarter	$0.328125	$0.328125
Second quarter	0.328125	0.328125
Third quarter	0.328125	0.328125
Fourth quarter	—	0.328125
Total	$0.984375	$1.312500

Series K Preferred Share Dividends
Year ended December 31
($ per preferred share)	2020	2019
First quarter	$0.312500	$0.312500
Second quarter	0.312500	0.312500
Third quarter	0.312500	0.312500
Fourth quarter	—	0.312500
Total	$0.937500	$1.250000

Critical Accounting Estimates

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of AltaGas' Consolidated Financial Statements requires the use of estimates and assumptions that have been made using careful judgment. Other than as described below, AltaGas’ significant accounting policies have remained unchanged and are contained in the notes to the 2019 Annual Consolidated Financial Statements. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas’ critical accounting estimates relate to revenue recognition, financial instruments, depreciation and amortization expense, accounting for leases, asset retirement obligations and other environmental costs, impairment assessments, income taxes, pension plans and post-retirement benefits, regulatory assets and liabilities, and contingencies. For a full discussion of these accounting estimates, refer to the 2019 Annual Consolidated Financial Statements and MD&A and Note 2 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2020.

In the third quarter of 2020, AltaGas made a voluntary change in accounting principle for calculating the market-related value of assets (MRVA) used in the determination of Washington Gas' net periodic pension and other post-retirement benefit plan costs This change in accounting principle impacts the calculation of net periodic benefit cost recorded within the line item “other income” on the Consolidated Statements of Income (Loss). The change uses the fair value approach for the fixed income investment

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 35

asset class of the plan assets, compared to the prior method that utilized a calculated value where gains and losses arising from changes in fair value were deferred and amortized into the calculation of the MRVA over a period of five years. The MRVA is used in the calculation of the expected return on assets and the recognized actuarial gain or loss components of net periodic benefit cost. The approach applied for all other classes of assets remains unchanged. Management believes that using the fair value approach for the fixed income investments in plan assets is preferable as it more closely aligns the recognition of related components within the net periodic benefit cost. The quantitative effect of this change in accounting principle was not considered material to prior periods or the current year; therefore, an increase to net income (loss) applicable to common shares of approximately $16 million was recognized in the current period. Refer to Note 2 and Note 19 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2020.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 36

Adoption of New Accounting Standards

Effective January 1, 2020, AltaGas adopted the following Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU):

▪
In June 2016, FASB issued ASU No. 2016-13 “Financial Instruments – Credit Losses and all related amendments (collectively "ASC 326"): Measurement of Credit Losses on Financial Instruments”. The ASU replaces the current “incurred loss” impairment methodology with an “expected loss” model for financial assets measured at amortized cost. AltaGas has applied ASC 326 using the modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date of the new standard. Prior periods presented for comparative purposes were not adjusted. Upon adoption of ASC 326, "accounts receivable, net of allowances" decreased by $2 million and "long-term investments and other assets" decreased by $5 million, with an offsetting increase to "accumulated deficit". AltaGas has elected to account for its cash equivalents at fair value. Please also refer to Note 14 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2020 for further details;

▪
ASU No. 2018-13 “Fair Value Measurement – Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU modify the disclosure requirements on fair value measurements. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements, but resulted in certain minor adjustments to the fair value disclosures. Please also refer to Note 14 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2020 for further details;

▪
ASU No. 2018-17 “Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The amendments in this ASU provide a private-company scope exception to the VIE guidance for certain entities and clarify that indirect interests held through related parties under common control are considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

▪
ASU No. 2018-18 "Collaborative Arrangements: Clarifying the Interaction between Topic 808 and Topic 606". The amendments in this ASU clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606, adds unit-of-account guidance in ASC 808 to align with the guidance in ASC 606, and requires that a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, is precluded from presenting the transaction together with revenue recognized under ASC 606 if the collaborative arrangement participant is not a customer. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

▪
ASU No. 2019-01 "Leases: Codification Improvements". The amendments in this ASU provide a fair value exception for lessors that are not manufacturers or dealers, clarifies the presentation of principal payments received under sales-type and direct finance leases for depository and lending institutions, and clarifies that interim transition disclosure requirements related to the change on income statement, net income and related per share amounts for the adoption of ASC 842 are not required. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

▪
ASU No. 2019-04 “Financial Instruments: Codification Improvements". The amendments in this ASU provide clarification and improve the codification in recently issued accounting standards relating to credit losses, hedge accounting, and financial instruments. The amendments related to credit losses were evaluated in conjunction with ASU 2016-13 above. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements; and

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 37

▪
ASU No. 2020-03 "Codification Improvements to Financial Instruments". The amendments in this ASU provide clarification and improve the codification to certain aspects of accounting standards related to financial instruments. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements.

Future Changes in Accounting Principles

In August 2018, FASB issued ASU No. 2018-14 “Compensation-Retirement Benefits-Defined Benefit Plans – General: Disclosure Framework – Changes to the Disclosure Requirements for the Defined Benefit Plans”. The amendments in this ASU modify the disclosure requirements on defined benefit pension and other post-retirement plans. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas’ consolidated financial statements.

In December 2019, FASB issued ASU No. 2019-12 "Income Taxes: Simplifying the Accounting for Income Taxes". The amendments in this ASU simplify the accounting for income taxes by clarifying certain aspects of current guidance and removing some exceptions to the general principles in ASC 740. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. AltaGas is assessing the impact of this ASU on its consolidated financial statements.

In January 2020, FASB issued ASU No. 2020-01 "Derivatives and Hedging: Clarifying the Interactions between Topic 321, Topic 323, and Topic 815". The amendments in this ASU clarify the application of the measurement alternative for equity instruments and the measurement of non-derivative forward contracts or purchased call options used to acquire equity securities. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas’ financial statements.

In March 2020, FASB issued ASU No. 2020-04 "Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The amendments in this ASU provide optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships affected by reference rate reform if certain criteria are met. These apply only to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU are effective as of March 12, 2020 through December 31, 2022. AltaGas may elect to apply the amendments as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 on a prospective basis. AltaGas has not elected to adopt this ASU as of September 30, 2020, and is assessing the impact of this ASU on its consolidated financial statements.

In August 2020, FASB issued ASU No. 2020-06 "Debt with Conversion and Other Options and Topic 815-40 - Derivatives and Hedging - Contracts in Entity's Own Equity: Accounting for Convertible Instruments and Contract in an Entity's Own Equity." The amendments in this Update simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas' financial statements.
Off-Balance Sheet Arrangements

AltaGas did not enter into any material off-balance sheet arrangements during the nine months ended September 30, 2020. Reference should be made to the audited Consolidated Financial Statements and MD&A as at and for the year ended December 31, 2019 for further information on off-balance sheet arrangements.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 38

Disclosure Controls and Procedures (DCP) and Internal Control Over Financial Reporting (ICFR)

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining DCP and ICFR, as those terms are defined in National Instrument 52‑109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability, and transparency of information that is filed or submitted under securities legislation.

Management, including the Chief Executive Officer and the Chief Financial Officer, have designed, or caused to be designed under their supervision, DCP and ICFR to provide reasonable assurance that information required to be disclosed by AltaGas in its annual filings, interim filings, or other reports to be filed or submitted by it under securities legislation is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with U.S. GAAP.

The ICFR has been designed based on the framework established in the 2013 Internal Control ‑ Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

During the period covered by this MD&A, there were no changes made to AltaGas’ ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential conditions.

Summary of Consolidated Results for the Eight Most Recent Quarters (1)

($ millions)	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19	Q1-19	Q4-18
Total revenue	969	1,059	1,869	1,534	888	1,174	1,898	1,727
Normalized EBITDA (2) (3)	213	206	499	436	173	211	482	381
Net income (loss) applicable to common shares	(47)	21	464	(103)	22	41	809	174
($ per share)	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19	Q1-19	Q4-18
Net income (loss) per common share
Basic	(0.17)	0.08	1.66	(0.37)	0.08	0.15	2.93	0.64
Diluted	(0.17)	0.08	1.66	(0.37)	0.08	0.15	2.93	0.64
Dividends declared	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.45

(1)	Amounts may not add due to rounding.

(2)	Non‑GAAP financial measure. See discussion in the Non‑GAAP Financial Measures section of this MD&A.

(3)
Beginning in 2020, Management no longer adjusts normalized EBITDA for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of this MD&A for additional detail. Prior periods have been adjusted to reflect the impact of this change.

AltaGas’ quarter-over-quarter financial results are impacted by seasonality, fluctuations in commodity prices, weather, the U.S./Canadian dollar exchange rate, planned and unplanned plant outages, timing of in-service dates of new projects, and acquisition and divestiture activities.

Revenue for the Utilities is generally the highest in the first and fourth quarters of any given year as the majority of natural gas demand occurs during the winter heating season, which typically extends from November to March.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 39

Other significant items that impacted quarter-over-quarter revenue during the periods noted include:

▪	The seasonally colder weather experienced at several of the utilities in the fourth quarter of 2018 and the second and third quarters of 2020;

▪	The impact of the sale of non-core U.S. Power assets in the fourth quarter of 2018;

▪	The impact of the sale of the Canadian utilities to ACI and ACI's IPO in the fourth quarter of 2018;

▪	The impact of the sale of the Northwest Hydro facilities and non-core Canadian Midstream and Power assets in the first quarter of 2019;

▪	RIPET entering commercial service in the second quarter of 2019;

▪	The impact of the sale of the U.S. distributed generation assets in the third quarter of 2019; and

▪	The impact of the sale of AltaGas Pomona Energy Storage Inc. and AltaGas Ripon Energy Inc. in the third quarter of 2020.

Net income (loss) applicable to common shares is also affected by non-cash items such as deferred income tax, depreciation and amortization expense, accretion expense, provisions on assets, gains or losses on long-term investments, and gains or losses on the sale of assets. In addition, net income (loss) applicable to common shares is also impacted by preferred share dividends. For these reasons, the net income (loss) may not necessarily reflect the same trends as revenue. Net income (loss) applicable to common shares during the periods noted was impacted by:

▪	Lower depreciation and amortization expense due to the impact of asset sales, partially offset by new assets placed into service;

▪	After-tax transaction costs of approximately $9 million incurred in the fourth quarter of 2018 predominantly due to the WGL Acquisition;

▪	After-tax provisions of approximately $23 million recognized in the fourth quarter of 2018 primarily related to assets held for sale;

▪	An income tax recovery of approximately $104 million related to the Northwest Hydro facilities held for sale classification at December 31, 2018;

▪	The impact of the sale of non-core U.S. power assets in the fourth quarter of 2018;

▪	The impact of the sale of the Canadian utilities to ACI and ACI's IPO in the fourth quarter of 2018;

▪	The impact of the sale of the Northwest Hydro facilities and non-core Canadian Midstream and Power assets in the first quarter of 2019;

▪	The impact of the sale of the U.S. distributed generation assets in the third quarter of 2019;

▪	The impact of the sale of WGL Midstream's indirect non-operating interest in Central Penn in the fourth quarter of 2019;

▪	After-tax provisions of approximately $319 million recognized in the fourth quarter of 2019, primarily related to power assets;

▪	The impact of the sale of ACI in the first quarter of 2020;

▪	The impact of the sale of AltaGas Pomona Energy Storage Inc. and AltaGas Ripon Energy Inc. in the third quarter of 2020; and

▪	The impact of the change in accounting principle relating to Washington Gas' net periodic pension and other post-retirement benefit plan costs in the third quarter of 2020.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 40

CONSOLIDATED BALANCE SHEETS
(condensed and unaudited)

As at ($ millions)	September 30, 2020	December 31, 2019

ASSETS
Current assets
Cash and cash equivalents (note 21)	$29	$57
Accounts receivable (net of credit losses of $43 million) (notes 2 and 14)	778	1,222
Inventory (note 6)	510	506
Restricted cash holdings from customers (note 21)	3	4
Regulatory assets	31	13
Risk management assets (note 14)	43	87
Prepaid expenses and other current assets (note 21)	219	280
Assets held for sale (note 4)	4	27
	1,617	2,196

Property, plant and equipment	10,627	10,125
Intangible assets	566	586
Operating right of use assets	185	170
Goodwill (note 7)	4,045	3,942
Regulatory assets	470	487
Risk management assets (note 14)	54	39
Restricted cash holdings from customers (note 21)	2	4
Prepaid post-retirement benefits	508	487
Long-term investments and other assets (net of credit losses of $4 million) (notes 2, 8, 14, and 21)	306	297
Investments accounted for by the equity method (note 10)	1,419	1,462
	$19,799	$19,795

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,053	$1,325
Dividends payable	22	22
Short-term debt	296	460
Current portion of long-term debt (notes 11 and 14)	493	923
Customer deposits	74	76
Regulatory liabilities	45	146
Risk management liabilities (note 14)	69	125
Operating lease liabilities	35	27
Other current liabilities (note 14)	32	17
Liabilities associated with assets held for sale (note 4)	1	4
	2,120	3,125

Long-term debt (notes 11 and 14)	6,351	5,928
Asset retirement obligations	380	362
Unamortized investment tax credits	3	4
Deferred income taxes	1,116	959
Regulatory liabilities	1,367	1,383
Risk management liabilities (note 14)	145	167
Operating lease liabilities	162	153
Other long-term liabilities	131	102
Future employee obligations	231	243
	$12,006	$12,426

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 41

As at ($ millions)	September 30, 2020	December 31, 2019

Shareholders' equity
Common shares, no par values, unlimited shares authorized; 2020 - 279.4 million and 2019 - 279.1 million issued and outstanding (note 16)	$6,723	$6,719
Preferred shares (note 16)	1,277	1,277
Contributed surplus	382	377
Accumulated deficit	(1,174)	(1,403)
Accumulated other comprehensive income (AOCI) (note 12)	433	245
Total shareholders' equity	7,641	7,215
Non-controlling interests	152	154
Total equity	$7,793	$7,369
	$19,799	$19,795
Variable interest entities (note 9)
Commitments, guarantees, and contingencies (note 18)
Seasonality (note 22)
Segmented information (note 23)
Subsequent events (note 24)

See accompanying notes to the Consolidated Financial Statements.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 42

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(condensed and unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions except per share amounts)	2020	2019	2020	2019

REVENUE (note 13)	$969	$888	$3,897	$3,960

EXPENSES
Cost of sales, exclusive of items shown separately	611	481	2,151	2,338
Operating and administrative	276	300	925	959
Accretion expenses	1	1	3	4
Depreciation and amortization	108	104	306	329
Provisions on assets (note 5)	—	—	5	1
	996	886	3,390	3,631

Income (loss) from equity investments (note 10)	16	(5)	50	85
Other income (notes 3 and 10)	36	103	270	839
Foreign exchange gains	—	1	3	—
Interest expense	(65)	(92)	(207)	(269)
Income (loss) before income taxes	(40)	9	623	984
Income tax expense (recovery) (note 20)
Current	12	10	15	23
Deferred	(25)	(44)	106	36
Net income (loss) after taxes	(27)	43	502	925

Net income applicable to non-controlling interests	4	4	15	2
Net income (loss) applicable to controlling interests	(31)	39	487	923
Preferred share dividends	(16)	(17)	(50)	(51)
Net income (loss) applicable to common shares	$(47)	$22	$437	$872

Net income (loss) per common share (note 17)
Basic	$(0.17)	$0.08	$1.56	$3.16
Diluted	$(0.17)	$0.08	$1.56	$3.15

Weighted average number of common shares outstanding (millions) (note 17)
Basic	279.4	277.4	279.4	276.4
Diluted	279.4	278.0	279.7	276.8

See accompanying notes to the Consolidated Financial Statements.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(condensed and unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019

Net income (loss) after taxes	$(27)	$43	$502	$925
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation	(174)	101	192	(261)
Unrealized gain (loss) on net investment hedge (note 14)	8	(17)	(10)	53
Reclassification of actuarial gains and prior service credits on defined benefit (DB) and post-retirement benefit plans (PRB) to net income (loss) (note 19)	1	1	4	4
Other comprehensive income (loss) from equity investees	(3)	(1)	2	(2)
Total other comprehensive income (loss) (OCI), net of taxes (note 12)	(168)	84	188	(206)
Comprehensive income (loss) attributable to controlling interests and non-controlling interests, net of taxes	$(195)	$127	$690	$719

Comprehensive income (loss) attributable to:
Non-controlling interests	$4	$4	$15	$2
Controlling interests	(199)	123	675	717
	$(195)	$127	$690	$719

 See accompanying notes to the Consolidated Financial Statements.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 44

CONSOLIDATED STATEMENTS OF EQUITY
(condensed and unaudited)

Nine months ended September 30 ($ millions)	2020	2019

Common shares (note 16)
Balance, beginning of period	$6,719	$6,654
Shares issued for cash on exercise of options	1	—
Shares issued under DRIP (1)	6	48
Deferred taxes on share issuance costs	(3)	—
Balance, end of period	$6,723	$6,702
Preferred shares (note 16)
Balance, beginning of period	$1,277	$1,319
Balance, end of period	$1,277	$1,319
Contributed surplus
Balance, beginning of period	$377	$373
Share options expense	5	2
Balance, end of period	$382	$375
Accumulated deficit
Balance, beginning of period	$(1,403)	$(1,905)
Net income applicable to controlling interests	487	923
Common share dividends	(201)	(199)
Preferred share dividends	(50)	(51)
Adoption of ASU 2016-13 (notes 2 and 14)	(7)	—
Balance, end of period	$(1,174)	$(1,232)
AOCI (note 12)
Balance, beginning of period	$245	$579
Other comprehensive income (loss)	188	(206)
Balance, end of period	$433	$373
Total shareholders' equity	$7,641	$7,537

Non-controlling interests
Balance, beginning of period	$154	$621
Net income applicable to non-controlling interests	15	2
Adjustment on disposition of assets	—	(509)
Contributions from non-controlling interests to subsidiaries	5	44
Distributions by subsidiaries to non-controlling interests	(22)	(10)
Balance, end of period	$152	$148
Total equity	$7,793	$7,685

(1)
The Dividend Reinvestment and Optional Cash Purchase Plan was suspended in December 2019, with the December dividend (payable January 2020) being the last dividend payment eligible for reinvestment by participating shareholders under the DRIP.

See accompanying notes to the Consolidated Financial Statements.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 45

CONSOLIDATED STATEMENTS OF CASH FLOWS
(condensed and unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
($ millions)	2020	2019	2020	2019
Cash from (used by) operations
Net income (loss) after taxes	$(27)	$43	$502	$925
Items not involving cash:
Depreciation and amortization	108	104	306	329
Provisions on assets (note 5)	—	—	5	1
Accretion expenses	1	1	3	4
Share-based compensation (note 16)	2	1	5	3
Deferred income tax expense (recovery) (note 20)	(25)	(44)	106	36
Gains on sale of assets (note 3)	(8)	(99)	(223)	(819)
Loss (income) from equity investments (note 10)	(16)	5	(50)	(85)
Unrealized losses (gains) on risk management contracts (note 14)	73	15	(45)	21
Losses (gains) on investments	(1)	2	—	5
Amortization of deferred financing costs	2	2	6	9
Provision for doubtful accounts	2	2	18	17
Change in pension and other post-retirement benefits	(15)	5	(10)	9
Other	2	1	15	7
Asset retirement obligations settled	(1)	4	(2)	(2)
Distributions from equity investments	6	26	21	90
Changes in operating assets and liabilities (note 21)	(151)	(98)	108	50
	$(48)	$(30)	$765	$600
Investing activities
Capital expenditures - property, plant and equipment	(206)	(418)	(597)	(960)
Capital expenditures - intangible assets	(4)	(12)	(13)	(31)
Contributions to equity investments	(7)	(44)	(71)	(178)
Proceeds from disposition of equity investments (note 10)	—	—	376	—
Proceeds from disposition of assets, net of transaction costs (note 3)	64	1,002	74	2,811
Proceeds from disposition of financing receivable	—	—	—	73
	$(153)	$528	$(231)	$1,715
Financing activities
Net borrowing (repayment) of short-term debt	179	(303)	(182)	(726)
Issuance of long-term debt, net of debt issuance costs	—	393	1,118	390
Repayment of long-term debt	(5)	(5)	(981)	(275)
Net borrowing (repayment) under credit facilities	80	(537)	(274)	(1,634)
Dividends - common shares	(67)	(66)	(201)	(199)
Dividends - preferred shares	(16)	(17)	(50)	(51)
Distributions to non-controlling interests	(5)	(1)	(22)	(5)
Contributions from non-controlling interests	—	7	5	44
Net proceeds from shares issued on exercise of options	—	—	1	—
Net proceeds from issuance of common shares	—	19	6	48
	$166	$(510)	$(580)	$(2,408)
Change in cash, cash equivalents, and restricted cash	(35)	(12)	(46)	(93)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(3)	2	3	(5)
Net change in cash classified within assets held for sale	—	—	—	5
Cash, cash equivalents, and restricted cash, beginning of period	117	118	122	201
Cash, cash equivalents, and restricted cash, end of period (note 21)	$79	$108	$79	$108

See accompanying notes to the Consolidated Financial Statements.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 46

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(Tabular amounts and amounts in footnotes to tables are in millions of Canadian dollars unless otherwise indicated.)

1. Organization and Overview of the Business and Change in Reportable Segments

The businesses of AltaGas are operated by AltaGas and a number of its subsidiaries including, without limitation, AltaGas Services (U.S.) Inc., AltaGas Utility Holdings (U.S.) Inc., WGL Holdings, Inc. (WGL), Wrangler 1 LLC, Wrangler SPE LLC, Washington Gas Resources Corporation, WGL Energy Services, Inc. (WGL Energy Services), and SEMCO Holding Corporation; in regard to the Utilities business, Washington Gas Light Company (Washington Gas), Hampshire Gas Company, and SEMCO Energy, Inc. (SEMCO); in regard to the Midstream business, AltaGas Extraction and Transmission Limited Partnership, AltaGas Pipeline Partnership, AltaGas Processing Partnership, AltaGas Northwest Processing Limited Partnership, Harmattan Gas Processing Limited Partnership, Ridley Island LPG Export Limited Partnership, and WGL Midstream Inc. (WGL Midstream); and, in regard to remaining assets in the Corporate/Other segment, AltaGas Power Holdings (U.S.) Inc., WGL Energy Systems, Inc. (WGL Energy Systems), and Blythe Energy Inc. (Blythe). SEMCO conducts its Michigan natural gas distribution business under the name SEMCO Energy Gas Company (SEMCO Gas), its Alaska natural gas distribution business under the name ENSTAR Natural Gas Company (ENSTAR) and its 65 percent interest in an Alaska regulated gas storage utility under the name Cook Inlet Natural Gas Storage Alaska LLC (CINGSA).

AltaGas, a Canadian corporation, is a leading North American energy infrastructure company that connects natural gas liquids (NGLs) and natural gas to domestic and global markets. The Corporation’s long-term strategy is to grow in attractive areas across its Utilities and Midstream business segments seeking optimal capital deployment. In the Midstream business, the Corporation is focused on optimizing the full value chain of energy exports by providing producers with solutions, including global market access off the West Coast of Canada via the Corporation’s footprint in the Montney region. In the Utilities business, the Corporation seeks to grow through rate base investment and the use of accelerated rate recovery programs, while providing effective and cost-efficient service for customers.

In the first quarter of 2020, AltaGas revised its reportable segments to align with the structure of its business following asset sales completed as part of its 2019 asset monetization program. As a result of these changes, AltaGas has refocused on its core Utilities and Midstream segments. Consistent with Management’s strategic view of the business and the basis on which it assesses performance and allocates resources, beginning in 2020, AltaGas has two operating segments: Utilities (which now includes the WGL retail marketing business) and Midstream. These operating segments have not been aggregated in the determination of AltaGas' reportable segments. All other assets are included in the Corporate/Other segment. AltaGas' operating segments include the following:

▪
Utilities, which serves approximately 1.7 million customers with a rate base of approximately US$4.1 billion through ownership of regulated natural gas distribution utilities across five jurisdictions in the United States and two regulated natural gas storage utilities in the United States, delivering clean and affordable natural gas to homes and businesses. The Utilities business also includes storage facilities and contracts for interstate natural gas transportation and storage services, as well as the affiliated retail energy marketing business, which serves approximately 0.5 million customers;

▪
Midstream, which includes a 70 percent interest in the Ridley Island Propane Export Terminal, allowing AltaGas to leverage its assets along the energy value chain in Western Canada including natural gas gathering and processing, NGL extraction and fractionation, and natural gas and NGL marketing. The Midstream segment also includes transmission, storage, an interest in a regulated pipeline in the Marcellus/Utica gas formation in the northeastern United States, and the Corporation’s 50 percent interest in AltaGas Idemitsu Joint Venture Limited Partnership (AIJVLP) which

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 47

holds an investment in Petrogas Energy Corp. (Petrogas), through which AltaGas’ interest in the Ferndale terminal is held.

The Corporate/Other segment consists of AltaGas' corporate activities and a small portfolio of remaining power assets, certain of which are pending sale.

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

These unaudited condensed interim Consolidated Financial Statements have been prepared by Management in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). As a result, these unaudited condensed interim Consolidated Financial Statements do not include all of the information and disclosures required in the annual Consolidated Financial Statements and should be read in conjunction with the Corporation's 2019 annual audited Consolidated Financial Statements prepared in accordance with U.S. GAAP. In Management's opinion, these unaudited condensed interim Consolidated Financial Statements include all adjustments that are of a recurring nature and necessary to present fairly the financial position of the Corporation.

Pursuant to National Instrument 52‑107, "Acceptable Accounting Principles and Auditing Standards" (NI 52‑107), financial statements of an “SEC issuer” may be prepared in accordance with U.S. GAAP. On January 21, 2020, AltaGas filed a final short form base shelf prospectus in Alberta and a corresponding registration statement on Form F-10 in the United States, by virtue of which AltaGas is required to file reports under section 15(d) of the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission. As a result, AltaGas is an SEC issuer and is entitled to prepare its financial statements in accordance with U.S. GAAP.

PRINCIPLES OF CONSOLIDATION

These unaudited condensed interim Consolidated Financial Statements of AltaGas include the accounts of the Corporation, its subsidiaries, variable interest entities (VIEs) for which the Corporation is the primary beneficiary, and its interest in various partnerships and joint ventures where AltaGas has an undivided interest in the assets and liabilities. Investments in unconsolidated companies that AltaGas has significant influence, but not control, over are accounted for using the equity method.

Hypothetical Liquidation at Book Value (HLBV) methodology is used for certain equity method investments as well as consolidating equity investments with non-controlling interests when the governing structuring agreement over the equity investment results in different liquidation rights and priorities than what is reflected by the underlying ownership interest percentage. The majority of AltaGas' HLBV investments were sold during 2019.

All intercompany balances and transactions are eliminated on consolidation. Where there is a party with a non‑controlling interest in a subsidiary that AltaGas controls, that non‑controlling interest is reflected as “non‑controlling interests” in the Consolidated Financial Statements. The non‑controlling interests in net income (or loss) of consolidated subsidiaries are shown as an allocation of the consolidated net income and are presented separately in "net income applicable to non-controlling interests".

USE OF ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of Consolidated Financial Statements in accordance with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period. Key areas where Management has made complex or subjective judgments, when matters are inherently uncertain, include but are not limited to: determining the nature and timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations for revenue recognition; depreciation and

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 48

amortization rates; determination as to whether a contract is or contains a lease; determination of the classification, term, and discount rate for leases; fair value of asset retirement obligations; fair value of property, plant and equipment and goodwill for impairment assessments; fair value of financial instruments; measurement of credit losses; provisions for income taxes; assumptions used to measure employee future benefits; provisions for contingencies; purchase price allocations; and carrying value of regulatory assets and liabilities. Certain estimates are necessary for the regulatory environment in which AltaGas' subsidiaries or affiliates operate, which often require amounts to be recorded at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

SIGNIFICANT ACCOUNTING POLICIES

Except as noted below, these unaudited condensed interim Consolidated Financial Statements have been prepared following the same accounting policies and methods as those used in preparing the Corporation's 2019 annual audited Consolidated Financial Statements.

Credit Losses

The following are the Corporation's significant accounting policies upon adoption of ASC 326:

Accounts receivable, contract assets, a loan to an affiliate, and other long-term receivables within the scope of ASC 326 are recorded net of the allowance for credit losses in the Consolidated Balance Sheets. AltaGas regularly analyzes and evaluates the collectability of the accounts receivable based on a combination of factors. If circumstances related to the collectability change, the allowance for credit losses is adjusted. Accounts are written off when collection efforts are complete and future recovery is unlikely. See below for a description of how expected credit loss estimates are developed.

Utilities Customer Receivables and Contract Assets

AltaGas is exposed to risk through the non-payment of utility bills by customers. To manage this customer credit risk, AltaGas' regulated utilities customers are offered budget billing options or high risk customers may be required to provide a cash deposit until the requirement for deposit refunds are met. AltaGas can recover a portion of non-payments from customers in future periods through the rate-setting process. For accounts receivable generated by the Utilities business, an allowance for credit losses is recorded against revenue and is recognized using a historical loss-rate based on historical payment and collection experience. This rate may be adjusted based on Management’s expectations of unusual macroeconomic conditions and other factors. AltaGas regularly evaluates the reasonableness of the allowance based on a combination of factors, such as: the length of time receivables are past due, historical expected payment, collection experience, financial condition of customers, and other circumstances that could impact customers' ability or desire to make payments. For retail energy marketing customer receivables where AltaGas has enrolled in a regulatory utility purchase of receivable program, the associated utility discount rate is used to determine credit losses.

Midstream Customer Receivables and Contract Assets

AltaGas operates under an existing credit policy that is designed to mitigate credit risk. Credit limits are established for each counterparty and credit enhancements such as letters of credit, parent guarantees, and cash collateral may be required. The creditworthiness of all counterparties is continuously monitored. A credit loss reserve is recorded for receivables with customers and trading counterparties AltaGas considers to be below investment grade by applying an estimated loss rate. The estimated loss rate is based on the historical default rates published by external rating agencies. For accounts receivable, a one-year rate is used. For contract assets, historical loss rates associated with the estimated time frame that the contract asset will be billed to the customer is used. In the event a customer or trading counterparty no longer exhibits similar risk characteristics, the associated receivable is evaluated individually.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 49

Other

For the loan to affiliate and other long-term receivables, the associated counterparty is evaluated and assigned an internal credit rating based on AltaGas' credit policy. An allowance for credit losses is recorded based on historical default rates published by external credit rating agencies and a rate commensurate with the period in which the receivable is expected to be collected.

Pension Plans and Post-Retirement Benefits

In the third quarter of 2020, AltaGas made a voluntary change in accounting principle for calculating the market-related value of assets (MRVA) used in the determination of Washington Gas' net periodic pension and other post-retirement benefit plan costs The change uses the fair value approach for the fixed income investment asset class of the plan assets, compared to the prior method that utilized a calculated value where gains and losses arising from changes in fair value were deferred and amortized into the calculation of the MRVA over a period of five years. The MRVA is used in the calculation of the expected return on assets and the recognized actuarial gain or loss components of net periodic benefit cost. The approach applied for all other classes of assets remains unchanged.

Management believes that using the fair value approach for the fixed income investments in plan assets is preferable as it more closely aligns the recognition of related components within the net periodic benefit cost.

This change in accounting principle was not considered material to prior periods or the current year; therefore, the impact of the change was recognized in the current period. On the Consolidated Statements of Income (Loss), for the nine months ended September 30, 2020, the change resulted in an increase to income (loss) before income taxes of approximately $21 million (recorded within the line item “other income”) and an increase to net income (loss) applicable to common shares of approximately $16 million ($0.06 per basic and diluted common share), net of the tax impact of approximately $5 million recorded within the line item "deferred tax expense (recovery)". Amounts related to regulated utility operations that are expected to be recoverable from or refunded to customers through the rate-setting process have been reflected as adjustments to regulatory assets or liabilities on the Consolidated Balance Sheets. For further discussion of pension plans and retiree benefits, see Note 19.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2020, AltaGas adopted the following Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU):

▪
In June 2016, FASB issued ASU No. 2016-13 “Financial Instruments – Credit Losses and all related amendments (collectively "ASC 326"): Measurement of Credit Losses on Financial Instruments”. The ASU replaces the current “incurred loss” impairment methodology with an “expected loss” model for financial assets measured at amortized cost. AltaGas has applied ASC 326 using the modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date of the new standard. Prior periods presented for comparative purposes were not adjusted. Upon adoption of ASC 326, "accounts receivable, net of allowances" decreased by $2 million and "long-term investments and other assets" decreased by $5 million, with an offsetting increase to "accumulated deficit". AltaGas has elected to account for its cash equivalents at fair value. Please also refer to Note 14 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2020 for further details;

▪
ASU No. 2018-13 “Fair Value Measurement – Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU modify the disclosure requirements on fair value measurements. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements, but resulted in certain minor adjustments to the fair value disclosures. Please also refer to Note 14 of the unaudited condensed interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2020 for further details;

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 50

▪
ASU No. 2018-17 “Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The amendments in this ASU provide a private-company scope exception to the VIE guidance for certain entities and clarify that indirect interests held through related parties under common control are considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

▪
ASU No. 2018-18 "Collaborative Arrangements: Clarifying the Interaction between Topic 808 and Topic 606". The amendments in this ASU clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606, adds unit-of-account guidance in ASC 808 to align with the guidance in ASC 606, and requires that a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, is precluded from presenting the transaction together with revenue recognized under ASC 606 if the collaborative arrangement participant is not a customer. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

▪
ASU No. 2019-01 "Leases: Codification Improvements". The amendments in this ASU provide a fair value exception for lessors that are not manufacturers or dealers, clarifies the presentation of principal payments received under sales-type and direct finance leases for depository and lending institutions, and clarifies that interim transition disclosure requirements related to the change on income statement, net income and related per share amounts for the adoption of ASC 842 are not required. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

▪
ASU No. 2019-04 “Financial Instruments: Codification Improvements". The amendments in this ASU provide clarification and improve the codification in recently issued accounting standards relating to credit losses, hedge accounting, and financial instruments. The amendments related to credit losses were evaluated in conjunction with ASU 2016-13 above. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements; and

▪
ASU No. 2020-03 "Codification Improvements to Financial Instruments". The amendments in this ASU provide clarification and improve the codification to certain aspects of accounting standards related to financial instruments. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING PRINCIPLES

In August 2018, FASB issued ASU No. 2018-14 “Compensation-Retirement Benefits-Defined Benefit Plans – General: Disclosure Framework – Changes to the Disclosure Requirements for the Defined Benefit Plans”. The amendments in this ASU modify the disclosure requirements on defined benefit pension and other post-retirement plans. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas’ consolidated financial statements.

In December 2019, FASB issued ASU No. 2019-12 "Income Taxes: Simplifying the Accounting for Income Taxes". The amendments in this ASU simplify the accounting for income taxes by clarifying certain aspects of current guidance and removing some exceptions to the general principles in ASC 740. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. AltaGas is assessing the impact of this ASU on its consolidated financial statements.

In January 2020, FASB issued ASU No. 2020-01 "Derivatives and Hedging: Clarifying the Interactions between Topic 321, Topic 323, and Topic 815". The amendments in this ASU clarify the application of the measurement alternative for equity instruments and the measurement of non-derivative forward contracts or purchased call options used to acquire equity securities. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 51

years. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas’ financial statements.

In March 2020, FASB issued ASU No. 2020-04 "Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The amendments in this ASU provide optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships affected by reference rate reform if certain criteria are met. These apply only to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU are effective as of March 12, 2020 through December 31, 2022. AltaGas may elect to apply the amendments as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 on a prospective basis. AltaGas has not elected to adopt this ASU as of September 30, 2020, and is assessing the impact of this ASU on its consolidated financial statements.

In August 2020, FASB issued ASU No. 2020-06 "Debt with Conversion and Other Options and Topic 815-40 - Derivatives and Hedging - Contracts in Entity's Own Equity: Accounting for Convertible Instruments and Contract in an Entity's Own Equity." The amendments in this Update simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas' financial statements.

3. Dispositions

AltaGas Canada Inc. (ACI)

On March 31, 2020, the Public Sector Pension Investment Board and the Alberta Teachers' Retirement Fund Board acquired all the issued and outstanding common shares of ACI for $33.50 per share. AltaGas owned 11,025,000 (approximately 37 percent) of ACI's common shares and received cash proceeds of approximately $369 million upon close. For the nine months ended September 30, 2020, AltaGas recognized a pre-tax gain on disposition of approximately $206 million in the Consolidated Statements of Income (Loss) under the line item "other income". Following a name change in connection with the arrangement, ACI changed its name to TriSummit Utilities Inc.

Distributed Generation Assets

In 2019, AltaGas closed the disposition of its portfolio of U.S. distributed generation assets. The majority of assets were transferred in 2019, except for certain projects for which ownership will not legally transfer to the purchaser until various consents and approvals are obtained. As such, the carrying value of the assets and liabilities relating to these projects remain classified as held for sale on the Consolidated Balance Sheets as at September 30, 2020 (Note 4). For the nine months ended September 30, 2020, AltaGas recognized a pre-tax gain on disposition of approximately $9 million in the Consolidated Statements of Income (Loss) under the line item "other income" related to projects transferred in the first nine months of 2020. In addition, AltaGas recorded a pre-tax provision related to the remaining U.S. distributed generation projects which have not yet transferred to the purchaser (Note 5). The purchaser was entitled to after-tax earnings from the distributed generation projects, including those awaiting consent, beginning September 1, 2019.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 52

Harmattan Land Parcels

In the second quarter of 2020, AltaGas completed the sale of land parcels located near the Harmattan gas processing plant for gross cash proceeds of approximately $3 million. There was no gain or loss resulting from this disposition.

Pomona Energy Storage Facility and Ripon Gas-fired Facility

In the third quarter of 2020, AltaGas completed the sales of AltaGas Pomona Energy Storage Inc. and land related to a gas-fired power generation facility in the U.S., as well as a gas fired facility in Ripon, California, for aggregate gross cash proceeds, before working capital and other adjustments, of approximately $67 million. AltaGas recognized a pre-tax gain on these dispositions of approximately $8 million in the Consolidated Statements of Income (Loss) under the line item "other income".

4. Assets Held For Sale

As at	September 30, 2020	December 31, 2019
Assets held for sale
Property, plant and equipment	$4	$22
Operating right of use assets	—	1
Goodwill	—	1
Other long-term assets	—	3
	$4	$27

Liabilities associated with assets held for sale
Unamortized investment tax credits	$1	$3
Operating lease liabilities - long-term	—	1
	$1	$4

Distributed Generation Assets

In 2019, AltaGas announced that it entered into a definitive agreement for the sale of its portfolio of U.S. distributed generation assets (Note 3). The transaction closed in September 2019; however, there is one project for which ownership will not legally transfer to the purchaser until various consents and approvals are obtained. As such, the carrying value of the assets and liabilities related to this project remains classified as held for sale at September 30, 2020, which resulted in the reclassification of $4 million of assets to assets held for sale and $1 million of liabilities to liabilities associated with assets held for sale on the Consolidated Balance Sheets. The portion of the purchase price relating to this project is approximately $4 million (US$3 million) and is recorded within "accounts payable and accrued liabilities" on the Consolidated Balance Sheets until this project is legally transferred to the purchaser. These assets and liabilities are recorded in the Corporate/Other segment.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 53

5. Provisions on Assets

Nine Months Ended September 30	2020	2019
Midstream	$2	$—
Corporate/Other	3	1
	$5	$1

Midstream

For the nine months ended September 30, 2020, AltaGas recorded a pre-tax provision of $2 million related to land parcels located near the Harmattan gas processing plant which were sold in the second quarter of 2020 (Note 3). The pre-tax provisions were recorded against property, plant and equipment. There were no provisions recorded in the Midstream segment for the nine months ended September 30, 2019.

Corporate/Other

For the nine months ended September 30, 2020, AltaGas recorded a pre-tax provision of $3 million related to the remaining U.S. distributed generation projects which have not yet transferred to the purchaser and are classified as held for sale as at September 30, 2020 (Note 4). The pre-tax provisions were recorded against property, plant and equipment. For the nine months ended September 30, 2019, AltaGas recorded a pre-tax provision of $1 million relating to the disposition of a capital spare.

6. Inventory

As at	September 30, 2020	December 31, 2019
Natural gas held in storage (a)	$362	$359
Materials and supplies	62	57
Renewable energy credits and emission compliance instruments	68	64
Natural gas liquids	18	26
	$510	$506

(a)	As at September 30, 2020, $207 million of the natural gas held in storage was held by rate-regulated utilities (December 31, 2019 - $214 million).

7. Goodwill

As at	September 30, 2020	December 31, 2019
Balance, beginning of period	$3,942	$4,068
Adjustment to goodwill on business acquisition	—	92
Goodwill included in dispositions	—	(29)
Reclassified to assets held for sale	—	(1)
Foreign exchange translation	103	(188)
Balance, end of period	$4,045	$3,942

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 54

8. Long-Term Investments and Other Assets

As at	September 30, 2020	December 31, 2019
Investments in publicly-traded entities	$4	$4
Loan to affiliate (net of credit losses of $1 million) (note 14)	44	45
Deferred lease receivable	7	17
Debt issuance costs associated with credit facilities	4	6
Refundable deposits	9	9
Prepayment on long-term service agreements	69	81
Deferred information technology costs	4	—
Cash calls from joint venture partners	26	10
Contract asset (net of credit losses of $1 million) (notes 13 and 14)	44	30
Rabbi trust and other restricted cash (notes 18, 19 and 21)	35	32
Other long-term receivables (net of credit losses of $2 million) (notes 14 and 18)	28	33
Capitalized contract costs	5	—
Financial transmission rights	13	12
Other	14	18
	$306	$297

9. Variable Interest Entities

AltaGas consolidates a variable interest entity (VIE) where the Corporation is deemed the primary beneficiary. The primary beneficiary of a VIE has the power to direct the activities of the entity that most significantly impact its economic performance such as being the provider of construction, operating, and marketing services to the entity. In addition, the primary beneficiary of a VIE also has the obligation to absorb losses of the entity or the right to receive benefits that could potentially be significant to the VIE. AltaGas determined that it is the primary beneficiary of the following VIE:

Ridley Island LPG Export Limited Partnership

On May 5, 2017, AltaGas LPG Limited Partnership (AltaGas LPG), a wholly-owned subsidiary of AltaGas, and Vopak Development Canada Inc. (Vopak), a wholly-owned subsidiary of Koninklijke Vopak N.V. (Royal Vopak), a public company incorporated under the laws of the Netherlands, formed the Ridley Island LPG Export Limited Partnership (RILE LP) to develop, own, and operate the Ridley Island Propane Export Terminal (RIPET). AltaGas’ subsidiaries hold a 70 percent interest while Vopak holds a 30 percent interest in RILE LP. The construction cost of RIPET was funded by AltaGas LPG and Vopak in proportion to their respective interests in RILE LP. As part of the arrangements, AltaGas entered into a long-term agreement for the capacity of RIPET with RILE LP, and AltaGas and certain of its subsidiaries provide operating services to RILE LP.

AltaGas has determined that RILE LP is a VIE in which it holds variable interests and is the primary beneficiary. In the determination that AltaGas is the primary beneficiary of the VIE, AltaGas noted that it has the power to direct the activities that most significantly impact the VIE’s economic performance through the operating and marketing services provided to RILE LP. In addition, AltaGas has the obligation to absorb the losses and the right to receive the benefits that could potentially be significant to RILE LP through the long-term agreement for the capacity of RIPET. As such, AltaGas has consolidated RILE LP.

The assets of RILE LP are the property of RILE LP and are not available to AltaGas for any other purpose. RILE LP’s asset balances can only be used to settle its own obligations. The liabilities of RILE LP do not represent additional claims against AltaGas’ general assets. AltaGas’ exposure to loss as a result of its interest as a limited partner is its net investment. AltaGas and Royal Vopak have provided limited guarantees for the obligations of their respective subsidiaries for the construction cost of RIPET. With the commencement of commercial operations at RIPET, the terms of the long-term capacity agreement between

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 55

AltaGas LPG and RILE LP provide for a return on and of capital and reimbursement of RIPET's operating costs by AltaGas LPG in accordance with the terms set out in the agreement.

The following table represents amounts included in the Consolidated Balance Sheets attributable to AltaGas’ consolidated VIE:

As at	September 30, 2020	December 31, 2019
Current assets	$11	$7
Property, plant and equipment	362	371
Long-term investments and other assets	51	53
Current liabilities	(8)	(4)
Asset retirement obligations	(3)	(3)
Net assets	$413	$424

10. Investments Accounted for by the Equity Method

			Carrying value as at
	Location	Ownership Percentage	September 30, 2020	December 31, 2019
ACI (a)	Canada	—	$—	$164
AltaGas Idemitsu Joint Venture LP (AIJVLP)	Canada	50	488	431
Eaton Rapids Gas Storage System	USA	50	28	27
Mountain Valley Pipeline, LLC (b)	USA	10	735	672
Sarnia Airport Storage Pool LP	Canada	50	18	18
Petrogas Preferred Shares	Canada	n/a	150	150
			$1,419	$1,462

(a)	ACI was acquired by the Public Sector Pension Investment Board and the Alberta Teachers' Retirement Fund Board on March 31, 2020.

(b)
The equity method is considered appropriate because Mountain Valley is an LLC with specific ownership accounts and ownership between five and fifty percent, resulting in WGL Midstream exercising a more than minor influence over the investee's operating and financing policies.

			Equity income (loss) for the three months ended September 30		Equity income (loss) for the nine months ended September 30
	Location	Ownership Percentage	2020	2019	2020	2019
ACI (a)	Canada	—	$—	$2	$2	$11
AltaGas Idemitsu Joint Venture LP (AIJVLP)	Canada	50	2	9	(4)	34
Constitution Pipeline, LLC (Constitution) (b)	USA	—	(7)	—	(7)	—
Eaton Rapids Gas Storage System	USA	50	1	—	2	1
Meade Pipeline Co. LLC (Meade) (c)	USA	—	—	(31)	—	(10)
Mountain Valley Pipeline, LLC (d)	USA	10	17	12	46	30
Sarnia Airport Storage Pool LP	Canada	50	—	—	1	1
Petrogas Preferred Shares	Canada	n/a	3	3	10	10
Stonewall Gas Gathering Systems LLC (c)	USA	—	—	—	—	8
			$16	$(5)	$50	$85

(a)	ACI was acquired by the Public Sector Pension Investment Board and the Alberta Teachers' Retirement Fund Board on March 31, 2020.

(b)
The equity method was considered appropriate because Constitution was an LLC with specific ownership accounts and ownership between five and fifty percent, resulting in WGL Midstream exercising a more than minor influence over the investee's operating and financing policies. In February 2020, the partners of Constitution elected not to proceed with the pipeline project and Constitution was dissolved. The loss recorded in the third quarter of 2020 relates to a provision recorded against the equity investment (see below for further discussion).

(c)	Disposed of in 2019.

(d)
The equity method is considered appropriate because Mountain Valley is an LLC with specific ownership accounts and ownership between five and fifty percent, resulting in WGL Midstream exercising a more than minor influence over the investee's operating and financing policies.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 56

AltaGas Canada Inc.

On March 31, 2020, the Public Sector Pension Investment Board and the Alberta Teachers' Retirement Fund Board acquired all the issued and outstanding common shares of ACI for $33.50 per share. AltaGas owned 11,025,000 (approximately 37 percent) of ACI's common shares and received cash proceeds of approximately $369 million upon close. AltaGas recognized a pre-tax gain on disposition of approximately $206 million in the Consolidated Statements of Income (Loss) under the line item "other income".

Petrogas/AIJVLP

Prior to the first quarter of 2020, AltaGas held an indirect approximate one-third interest in Petrogas through its equity investment in AIJVLP. One of Petrogas' shareholders has converted their preferred shares of Petrogas to common shares resulting in the dilution of AltaGas' indirect ownership in Petrogas common shares from approximately 33.3 percent to approximately 29.2 percent. As a result, in the first nine months of 2020, AltaGas recognized a pre-tax dilution loss of approximately $16 million in the Consolidated Statements of Income (Loss) under the line item "income (loss) from equity investments". AltaGas also holds preferred shares of Petrogas that can be converted, which would increase AltaGas' ownership to approximately 37 percent if the Company decided to do so before close of the put process. On October 16, 2020, AltaGas announced that AIJVLP and SAM Holdings Ltd. (SAM) had entered into a definitive agreement with respect to the put process to acquire an additional 37 percent of Petrogas. Post-closing, AltaGas' indirect ownership in Petrogas is expected to increase to approximately 74 percent, at which point AltaGas expects to fully consolidate Petrogas' financial results.

Provisions on investments accounted for by the equity method

In the third quarter of 2020, AltaGas recorded a pre-tax provision on equity investments of approximately $7 million for costs associated with AltaGas' equity investment in the Constitution pipeline project which was canceled in February 2020. In the third quarter of 2019, AltaGas recorded a pre-tax provision of $44 million against its investment in Meade as a result of the sale of WGL Midstream's interest in the Central Penn Pipeline. The disposition of the investment in this entity was completed in the fourth quarter of 2019. In the second quarter of 2019, AltaGas recorded a pre-tax provision of $2 million against its investment in Craven County Wood Energy LP as a result of a pending sale. The disposition of the investment in this entity was completed in the third quarter of 2019.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 57

11. Long-Term Debt

As at	Maturity date	September 30, 2020	December 31, 2019
Credit facilities
$1,400 million unsecured extendible revolving facility (a)	15-May-2023	$298	$90
US$300 million unsecured term facility	27-Feb-2021	134	390
US$150 million unsecured extendible revolving facility	20-Dec-2023	41	163
Commercial paper (b)	Various	300	367
Medium-term notes (MTNs)
$200 million Senior unsecured - 4.07 percent	1-Jun-2020	—	200
$350 million Senior unsecured - 3.72 percent	28-Sep-2021	350	350
$500 million Senior unsecured - 2.61 percent	16-Dec-2022	500	500
$300 million Senior unsecured - 3.57 percent	12-Jun-2023	300	300
$200 million Senior unsecured - 4.40 percent	15-Mar-2024	200	200
$300 million Senior unsecured - 3.84 percent	15-Jan-2025	300	300
$500 million Senior unsecured - 2.16 percent	10-Jun-2025	500	—
$350 million Senior unsecured - 4.12 percent	7-Apr-2026	350	350
$200 million Senior unsecured - 3.98 percent	4-Oct-2027	200	200
$100 million Senior unsecured - 5.16 percent	13-Jan-2044	100	100
$300 million Senior unsecured - 4.50 percent	15-Aug-2044	300	300
$250 million Senior unsecured - 4.99 percent	4-Oct-2047	250	250
WGL and Washington Gas MTNs
US$250 million Senior unsecured - 2.44 percent (c)	12-Mar-2020	—	325
US$20 million Senior unsecured - 6.65 percent	20-Mar-2023	27	26
US$41 million Senior unsecured - 5.44 percent	11-Aug-2025	54	53
US$53 million Senior unsecured - 6.62 to 6.82 percent	Oct 2026	71	69
US$72 million Senior unsecured - 6.40 to 6.57 percent	Feb - Sep 2027	96	93
US$52 million Senior unsecured - 6.57 to 6.85 percent	Jan - Mar 2028	69	67
US$9 million Senior unsecured - 7.50 percent	1-Apr-2030	11	11
US$50 million Senior unsecured - 5.70 to 5.78 percent	Jan - Mar 2036	67	65
US$75 million Senior unsecured - 5.21 percent	3-Dec-2040	100	97
US$75 million Senior unsecured - 5.00 percent	15-Dec-2043	100	97
US$300 million Senior unsecured - 4.22 to 4.60 percent	Sep - Nov 2044	400	390
US$450 million Senior unsecured - 3.80 percent	15-Sep-2046	600	584
US$300 million Senior unsecured - 3.65 percent	15-Sep-2049	400	390
SEMCO long-term debt
US$300 million SEMCO Senior Secured - 5.15 percent (d)	21-Apr-2020	—	390
US$82 million CINGSA Senior Secured - 4.48 percent (e)	2-Mar-2032	72	76
US$225 million First Mortgage Bonds - 2.45 percent	21-Apr-2050	300	—
US$225 million First Mortgage Bonds - 3.15 percent	21-Apr-2030	300	—
Fair value adjustment on WGL Acquisition		84	84
Finance lease liabilities		11	10
		$6,885	$6,887
Less debt issuance costs		(41)	(36)
		$6,844	$6,851
Less current portion		(493)	(923)
		$6,351	$5,928

(a)
Borrowings on the facility can be by way of prime loans, U.S. base-rate loans, LIBOR loans, bankers' acceptances, or letters of credit. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw made.

(b)
Commercial paper is supported by the availability of long-term committed credit facilities with maturity dates ranging from 2022 to 2024. Commercial paper intended to be repaid within the next year is recorded as short-term debt.

(c)	Floating rate per annum reset quarterly based on terms set forth in the prospectus filed by WGL pursuant to Securities Act Rule 424 on March 13, 2018.

(d)	Collateral for the U.S. dollar MTNs is certain SEMCO assets.

(e)
Collateral for the CINGSA Senior secured loan is certain CINGSA assets. Alaska Storage Holding Company, LLC, a subsidiary in which AltaGas has a controlling interest, is the non-recourse guarantor of this loan.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 58

12. Accumulated Other Comprehensive Income

	Defined benefit pension and PRB plans(a)	Hedge net investments	Translation foreign operations	Equity investee	Total
Opening balance, January 1, 2020	$(6)	$(149)	$395	$5	$245
OCI before reclassification	—	(11)	192	2	183
Amounts reclassified from OCI	5	—	—	—	5
Current period OCI (pre-tax)	5	(11)	192	2	188
Income tax on amounts retained in AOCI	—	1	—	—	1
Income tax on amounts reclassified to earnings	(1)	—	—	—	(1)
Net current period OCI	4	(10)	192	2	188
Ending balance, September 30, 2020	$(2)	$(159)	$587	$7	$433

Opening balance, January 1, 2019	$(19)	$(209)	$801	$6	$579
OCI before reclassification	—	60	(261)	(2)	(203)
Amounts reclassified from AOCI	3	—	—	—	3
Current period OCI (pre-tax)	3	60	(261)	(2)	(200)
Income tax on accounts retained in AOCI	—	(7)	—	—	(7)
Income tax on amounts reclassified to earnings	1	—	—	—	1
Net current period OCI	4	53	(261)	(2)	(206)
Ending balance, September 30, 2019	$(15)	$(156)	$540	$4	$373

(a)
In the third quarter of 2020, AltaGas adopted a voluntary change in accounting principle relating to Washington Gas' net periodic pension and other post-retirement benefit plan costs. The effect of the change on AOCI has been recognized in the current period. Refer to Note 2 for additional information.

Reclassification From Accumulated Other Comprehensive Income

AOCI components reclassified	Income statement line item	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
Defined benefit pension and PRB plans	Other income	$1	$—
Deferred income taxes	Income tax recovery – deferred	—	1
		$1	$1

AOCI components reclassified	Income statement line item	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Defined benefit pension and PRB plans	Other income	$5	$3
Deferred income taxes	Income tax recovery (expense) – deferred	(1)	1
		$4	$4

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 59

13. Revenue

The following tables disaggregate revenue by major sources for the period:

	Three Months Ended September 30, 2020
	Utilities	Midstream	Corporate/Other	Total (a)
Revenue from contracts with customers
Commodity sales contracts	$318	$256	$—	$574
Midstream service contracts	—	46	—	46
Gas sales and transportation services	280	—	—	280
Storage services	6	—	—	6
Other	3	—	6	9
Total revenue from contracts with customers	$607	$302	$6	$915

Other sources of revenue
Revenue from alternative revenue programs (b)	$13	$—	$—	$13
Leasing revenue (c)	1	36	29	66
Risk management and trading activities (d) (e)	(23)	(8)	—	(31)
Other	(1)	3	4	6
Total revenue from other sources	$(10)	$31	$33	$54
Total revenue	$597	$333	$39	$969

(a)	In the first quarter of 2020, AltaGas revised its reportable segments. Comparative period numbers have been adjusted to reflect this change. Refer to Note 23 for additional information.

(b)
A large portion of revenue generated from the Utilities segment is subject to rate regulation and accordingly there are circumstances where the revenue recognized is mandated by the applicable regulators in accordance with ASC 980.

(c)
Revenue generated from certain of AltaGas’ gas facilities is accounted for as operating leases. For the Corporate/Other segment, a significant amount of revenue earned is through power purchase agreements which are accounted for as operating leases.

(d)
Risk management activities involve the use of derivative instruments such as physical and financial swaps, forward contracts, and options. These derivatives are accounted for under ASC 815 and ASC 825. A portion of revenue generated by the Utilities segment is from the physical sale and delivery of natural gas and power to end users.

(e)
Trading margins in the Midstream segment are reported in risk management and trading activities. AltaGas enters into derivative contracts for the purpose of optimizing its storage and transportation capacity as well as managing the transportation and storage assets on behalf of third parties. The trading margins, including unrealized gains and losses on derivative instruments, are netted within revenues. Gross revenues for the three months ended September 30, 2020 of $96 million associated with the GAIL Global (USA) LNG LLC (GAIL) contract and an Asset Management Agreement (AMA), which are in scope of ASC 606, are reported within risk management and trading activities. While the GAIL contract and AMA are individually not accounted for as derivatives, they are inseparable from the overall trading portfolio. Revenue from the GAIL contract is recognized at a point in time based on the actual volumes of the commodity sold at the delivery point, which corresponds to the customer’s monthly invoice amount. The GAIL contract has a term of 20 years and began on March 31, 2018. Revenue from the AMA is recognized based on the amount WGL Midstream has the right to invoice the customer in accordance with ASC 606. WGL executed the AMA in April 2020.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 60

	Three Months Ended September 30, 2019
	Utilities	Midstream	Corporate/Other	Total (a)
Revenue from contracts with customers
Commodity sales contracts	$333	$198	$20	$551
Midstream service contracts	—	36	—	36
Gas sales and transportation services	245	—	—	245
Storage services	5	—	—	5
Other	2	2	7	11
Total revenue from contracts with customers	$585	$236	$27	$848

Other sources of revenue
Revenue from alternative revenue programs (b)	$8	$—	$—	$8
Leasing revenue (c)	—	35	33	68
Risk management and trading activities (d) (e)	(23)	(19)	—	(42)
Other	1	2	3	6
Total revenue from other sources	$(14)	$18	$36	$40
Total revenue	$571	$254	$63	$888

(a)	In the first quarter of 2020, AltaGas revised its reportable segments. Comparative period numbers have been adjusted to reflect this change. Refer to Note 23 for additional information.

(b)
A large portion of revenue generated from the Utilities segment is subject to rate regulation and accordingly there are circumstances where the revenue recognized is mandated by the applicable regulators in accordance with ASC 980.

(c)
Revenue generated from certain of AltaGas’ gas facilities is accounted for as operating leases. For the Corporate/Other segment, a significant amount of revenue earned is through power purchase agreements which are accounted for as operating leases.

(d)
Risk management activities involve the use of derivative instruments such as physical and financial swaps, forward contracts, and options. These derivatives are accounted for under ASC 815 and ASC 825. A portion of revenue generated by the Utilities segment is from the physical sale and delivery of natural gas and power to end users.

(e)
Trading margins in the Midstream segment are reported in risk management and trading activities. AltaGas enters into derivative contracts for the purpose of optimizing its storage and transportation capacity as well as managing the transportation and storage assets on behalf of third parties. The trading margins, including unrealized gains and losses on derivative instruments, are netted within revenues. Gross revenues for the three months ended September 30, 2019 of $104 million associated with the GAIL Global (USA) LNG LLC (GAIL) contract, which are in scope of ASC 606, are reported within risk management and trading activities. While the GAIL contract is individually not accounted for as a derivative, it is inseparable from the overall trading portfolio. Revenue is recognized at a point in time based on the actual volumes of the commodity sold at the delivery point, which corresponds to the customer’s monthly invoice amount. The GAIL contract has a term of 20 years and began on March 31, 2018.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 61

	Nine Months Ended September 30, 2020
	Utilities	Midstream	Corporate/Other	Total (a)
Revenue from contracts with customers
Commodity sales contracts	$1,004	$696	$1	$1,701
Midstream service contracts	—	119	—	119
Gas sales and transportation services	1,671	—	—	1,671
Storage services	19	—	—	19
Other	7	—	15	22
Total revenue from contracts with customers	$2,701	$815	$16	$3,532

Other sources of revenue
Revenue from alternative revenue programs (b)	$67	$—	$—	$67
Leasing revenue (c)	1	103	75	179
Risk management and trading activities (d) (e)	(33)	143	—	110
Other	(11)	9	11	9
Total revenue from other sources	$24	$255	$86	$365
Total revenue	$2,725	$1,070	$102	$3,897

(a)	In the first quarter of 2020, AltaGas revised its reportable segments. Comparative period numbers have been adjusted to reflect this change. Refer to Note 23 for additional information.

(b)
A large portion of revenue generated from the Utilities segment is subject to rate regulation and accordingly there are circumstances where the revenue recognized is mandated by the applicable regulators in accordance with ASC 980.

(c)
Revenue generated from certain of AltaGas’ gas facilities is accounted for as operating leases. For the Corporate/Other segment, a significant amount of revenue earned is through power purchase agreements which are accounted for as operating leases.

(d)
Risk management activities involve the use of derivative instruments such as physical and financial swaps, forward contracts, and options. These derivatives are accounted for under ASC 815 and ASC 825. A portion of revenue generated by the Utilities segment is from the physical sale and delivery of natural gas and power to end users.

(e)
WGL Midstream trading margins are reported in risk management and trading activities from the Midstream segment. WGL Midstream enters into derivative contracts for the purpose of optimizing its storage and transportation capacity as well as managing the transportation and storage assets on behalf of third parties. The trading margins of WGL Midstream, including unrealized gains and losses on derivative instruments, are netted within revenues. Gross revenues for the nine months ended September 30, 2020 of $303 million associated with the GAIL Global (USA) LNG LLC (GAIL) contract and an Asset Management Agreement (AMA), which are in scope of ASC 606, are reported within risk management and trading activities. While the GAIL contract and AMA are individually not accounted for as derivatives, they are inseparable from the overall trading portfolio. Revenue from the GAIL contract is recognized at a point in time based on the actual volumes of the commodity sold at the delivery point, which corresponds to the customer’s monthly invoice amount. The GAIL contract has a term of 20 years and began on March 31, 2018. Revenue from the AMA is recognized based on the amount WGL Midstream has the right to invoice the customer in accordance with ASC 606. WGL executed the AMA in April 2020.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 62

	Nine Months Ended September 30, 2019
	Utilities	Midstream	Corporate/Other	Total (a)
Revenue from contracts with customers
Commodity sales contracts	$1,059	$473	$51	$1,583
Midstream service contracts	—	108	—	108
Gas sales and transportation services	1,718	—	—	1,718
Storage services	22	—	—	22
Other	7	3	24	34
Total revenue from contracts with customers	$2,806	$584	$75	$3,465

Other sources of revenue
Revenue from alternative revenue programs (b)	$23	$—	$—	$23
Leasing revenue (c)	1	104	81	186
Risk management and trading activities (d) (e)	34	213	22	269
Other	(1)	7	11	17
Total revenue from other sources	$57	$324	$114	$495
Total revenue	$2,863	$908	$189	$3,960

(a)	In the first quarter of 2020, AltaGas revised its reportable segments. Comparative period numbers have been adjusted to reflect this change. Refer to Note 23 for additional information.

(b)
A large portion of revenue generated from the Utilities segment is subject to rate regulation and accordingly there are circumstances where the revenue recognized is mandated by the applicable regulators in accordance with ASC 980.

(c)
Revenue generated from certain of AltaGas’ gas facilities is accounted for as operating leases. For the Corporate/Other segment, a significant amount of revenue earned is through power purchase agreements which are accounted for as operating leases.

(d)
Risk management activities involve the use of derivative instruments such as physical and financial swaps, forward contracts, and options. These derivatives are accounted for under ASC 815 and ASC 825. A portion of revenue generated by the Utilities segment is from the physical sale and delivery of natural gas and power to end users.

(e)
WGL Midstream trading margins are reported in risk management and trading activities from the Midstream segment. WGL Midstream enters into derivative contracts for the purpose of optimizing its storage and transportation capacity as well as managing the transportation and storage assets on behalf of third parties. The trading margins of WGL Midstream, including unrealized gains and losses on derivative instruments, are netted within revenues. Gross revenues for the nine months ended September 30, 2019 of $393 million associated with the GAIL Global (USA) LNG LLC (GAIL) contract, which are in scope of ASC 606, are reported within risk management and trading activities. While the GAIL contract is individually not accounted for as a derivative, it is inseparable from the overall trading portfolio of WGL Midstream. Revenue is recognized at a point in time based on the actual volumes of the commodity sold at the delivery point, which corresponds to the customer’s monthly invoice amount. The GAIL contract has a term of 20 years and began on March 31, 2018.

Revenue Recognition

The following is a description of the Corporation’s revenue recognition policy by segment and by major source of revenue from contracts with customers.

Utilities Segment

Gas Sales and Transportation Services

Customers are billed monthly based on regular meter readings. Customer billings are based on two main components: (i) a fixed service fee and (ii) a variable fee based on usage. Revenue is recognized over time when the gas has been delivered or as the service has been performed. As meter readings are performed on a cycle basis, AltaGas recognizes accrued revenue for any services rendered to its customers but not billed at month-end. The vast majority of these contracts are “at-will” as customers may cancel their service at any time, however, there are certain contracts that have terms of one year or longer. For these long-term contracts, there is generally a contract demand specified in the contract whereby the customer has to pay regardless of whether or not gas has been delivered. These contracts generally do not contain any make up rights and revenue is recognized on a monthly basis as service has been performed.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 63

Gas Storage Services

Gas storage customers are billed monthly for services provided. Customer billings are based on four components: (i) reservation charges; (ii) capacity charges; (iii) injection/withdrawal charges; and (iv) excess charges. Reservation charges are based on the customer’s contract withdrawal quantity, capacity charges are based on the customer’s total contract quantity, and injection/withdrawal charges are based on the volume of gas delivered to or from the customer. Excess charges are applied to each day that the storage quantity exceeds 100 percent of the customer’s maximum storage quantity. Revenue is recognized as the service has been performed over time on a monthly basis, which corresponds to the invoice amount. The majority of these contracts have terms extending beyond one year.

Commodity Sales

Commodity sales include gas and electricity sales to residential, commercial, and industrial customers in certain states where WGL Energy Services is authorized as a competitive service provider. These commodity sales contracts have varying terms that generally range from one to five years. Customers are billed monthly based on the amount of energy delivered to the customer. Revenue is recognized based on the amount the Corporation is entitled to invoice the customer.

Midstream Segment

Commodity Sales

A portion of the NGL production from AltaGas’ extraction facilities is subject to frac spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted. For commodity sales contracts that do not meet the definition of a derivative or for contracts whereby AltaGas has elected to apply the normal purchase normal sales scope exception, the sales contract is accounted for under ASC 606. These commodity sales contracts have varying terms, but the majority of the contracts have a one-year term which coincides with the NGL year. AltaGas recognizes revenue for commodity sales contracts at a point in time based on the actual volumes of the commodity sold at the delivery point, which corresponds to the customer’s monthly invoice amount.

Commodity sales contracts at RIPET generate revenue from the sale and delivery of liquid propane purchased from upstream producers. Revenue from these sales contracts is recognized when propane is loaded onto transport vessels, which is the delivery point. AltaGas has the right to consideration in an amount that directly corresponds to the volumes of propane loaded on a vessel.

Midstream Service Contracts

AltaGas earns revenue from its field gathering and processing facilities, extraction facilities, and transmission systems through a variety of contractual arrangements. For arrangements that do not contain a lease, the revenue is accounted for under ASC 606 as follows:

Fee-for-service – The customer is charged a fee for the service provided on a per unit volume basis. Contract terms generally range from one month to up to the life of the reserves. Revenue under this type of arrangement is recognized over time as the service is provided, which corresponds to the customer’s monthly invoice amount.

Take-or-pay – The customer has agreed to a minimum volume commitment whereby the customer must have AltaGas process or deliver a specified volume at a rate per unit that is specified in the contract. Quantities that the customer is unable to deliver are considered deficiency quantities. Certain of AltaGas’ take-or-pay contracts contain provisions whereby the customer can make up deficiency quantities in subsequent periods. Under this type of arrangement, any consideration received relating to the deficiency quantities that will be made up in a future period will be deferred until either: (i) the customer makes up the volumes or (ii) the likelihood that the customer will make up the volumes before the make up period expires becomes remote. If AltaGas

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 64

does not expect the customer to make up the deficiency quantities (also referred to as breakage amount), AltaGas may recognize the expected breakage amount as revenue before the make up period expires. Significant judgment is required in estimating the breakage amount. For contracts where the customer has no make up rights, revenue is recognized on a monthly basis based on the higher of (i) the actual quantity delivered times the per unit rate or (ii) the contracted minimum amount.

Corporate/Other Segment

For the Corporate/Other segment, the majority of revenue relates to remaining power assets, from which revenue is primarily earned through power purchase agreements which are accounted for as operating leases. In instances where power generation is not sold under a power purchase agreement, the commodity is sold via a merchant market, or via commodity sales agreements which are accounted for as financial instruments. For commodity sales contracts that do not meet the definition of a lease, derivative or for contracts whereby AltaGas has elected to apply the normal purchase normal sales scope exception, the sales contract is accounted for under ASC 606. This includes energy generated from combined heating and power assets that are sold under long term power purchase agreements with a general duration of approximately 20 years. These long term purchase agreements provide stable cash flow by way of contracted prices for the underlying commodities.

Contract Balances

As at September 30, 2020, a contract asset of $45 million ($44 million net of credit losses) has been recorded within long-term investments and other assets on the Consolidated Balance Sheets (December 31, 2019 – $30 million). This contract asset represents the difference in revenue recognized under a new rate in a blend-and-extend contract modification with a customer. Revenue from this contract modification will be recognized at the pre-modification rate for the remainder of the original term with the excess revenue recorded as a contract asset. The contract asset will be drawn down over the remaining term of the modified contract.

In addition, at September 30, 2020 there is a contract asset of $70 million (December 31, 2019 - $59 million) recorded within prepaid expenses and other current assets on the Consolidated Balance Sheets for WGL Energy Systems’ unbilled revenue relating to design-build construction contracts. The contract asset represents unbilled amounts typically resulting from sales under contracts when the cost-to-cost method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. Right to payment is achieved when the projects are formally “accepted” by the federal government. At September 30, 2020, contract liabilities of $4 million (December 31, 2019 - $2 million) have been recorded within other current liabilities on the Consolidated Balance Sheets. The contract liabilities consist of advance payments and billings in excess of revenue recognized and deferred revenue. Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Contract Assets

As at	September 30, 2020	December 31, 2019
Balance, beginning of period	$89	$59
Additions	25	32
Foreign exchange translation	1	(2)
Balance, end of period	$115	$89

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 65

Contract Liabilities

As at	September 30, 2020	December 31, 2019
Balance, beginning of period	$2	$2
Additions	2	2
Revenue recognized from contract liabilities (a)	—	(2)
Balance, end of period	$4	$2

(a)	Recognition of revenue related to performance obligations satisfied in the current period for amounts that were previously included in contract liabilities.

Transaction price allocated to the remaining obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of September 30, 2020:

	Remainder of 2020	2021	2022	2023	2024	> 2024	Total
Midstream service contracts	$28	$106	$112	$109	$109	$1,102	$1,566
Storage services	6	25	24	24	24	172	275
Other	4	9	2	2	2	11	30
	$38	$140	$138	$135	$135	$1,285	$1,871

AltaGas applies the practical expedient available under ASC 606 and does not disclose information about the remaining performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts for which revenue is recognized at the amount to which AltaGas has the right to invoice for performance completed, and (iii) contracts with variable consideration that is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation. In addition, the table above does not include any estimated amounts of variable consideration that are constrained. The majority of midstream service contracts, gas sales and transportation service contracts, and storage service contracts contain variable consideration whereby uncertainty related to the associated variable consideration will be resolved (usually on a daily basis) as volumes are processed, gas is delivered or as service is provided.

14. Financial Instruments and Financial Risk Management

The Corporation’s financial instruments consist of cash and cash equivalents, accounts receivable, risk management contracts, certain long-term investments and other assets, accounts payable and accrued liabilities, dividends payable, short-term and long-term debt, and certain other current and long-term liabilities.

Fair Value Hierarchy

AltaGas categorizes its financial assets and financial liabilities into one of three levels based on fair value measurements and inputs used to determine the fair value.

Level 1 - fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Fair values are based on direct observations of transactions involving the same assets or liabilities and no assumptions are used. Included in this category are publicly traded shares valued at the closing price as at the balance sheet date.

Level 2 - fair values are determined based on valuation models and techniques where inputs other than quoted prices included within Level 1 are observable for the asset or liability either directly or indirectly. AltaGas enters into derivative instruments in the futures, over-the-counter, and retail markets to manage fluctuations in commodity prices and foreign exchange rates. The fair

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 66

values of power, natural gas, and NGL derivative contracts were calculated using forward prices based on published sources for the relevant period, adjusted for factors specific to the asset or liability, including basis and location differentials, discount rates, and currency exchange. The fair value of foreign exchange derivative contracts was calculated using quoted market rates. The fair value of foreign exchange option contracts was calculated using a variation of the Black-Scholes pricing model.

Level 3 - fair values are based on inputs for the asset or liability that are not based on observable market data. AltaGas uses valuation techniques when observable market data is not available. Level 3 derivatives include physical contracts at illiquid market locations with no observable market data, long-dated positions where observable pricing is not available over the life of the contract, contracts valued using historical spot price volatility assumptions, and valuations using indicative broker quotes for inactive market locations. A significant change to any one of these inputs in isolation could result in a significant upward or downward fluctuation in the fair value measurement.

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments:

Other current liabilities - the carrying amounts approximate fair value because of the short maturity of these instruments.

Current portion of long-term debt, Long-term debt and Other long-term liabilities - the fair value of these liabilities was estimated based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.

Risk management assets and liabilities - the fair values of power, natural gas, and NGL derivative contracts were calculated using forward prices from published sources for the relevant period. The fair value of foreign exchange derivative contracts was calculated using quoted market rates. The fair value of Level 3 derivative contracts was calculated using internally developed valuation inputs and pricing models.

Equity securities – the fair value of equity securities was calculated using quoted market prices.

Loans and receivables – the fair value of these assets was estimated based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 67

As at	September 30, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial assets
Fair value through net income (a)
Risk management assets - current	$40	$—	$21	$19	$40
Risk management assets - non-current	46	—	6	40	46
Equity securities (b)	4	4	—	—	4
Fair value through regulatory assets/liabilities (a)
Risk management assets - current	3	—	—	3	3
Risk management assets - non-current	8	—	—	8	8
Amortized cost
Loans and receivables (b)	44	—	45	—	45
	$145	$4	$72	$70	$146
Financial liabilities
Fair value through net income (a)
Risk management liabilities - current	$59	$—	$43	$16	$59
Risk management liabilities - non-current	72	—	17	55	72
Fair value through regulatory assets/liabilities (a)
Risk management liabilities - current	10	—	1	9	10
Risk management liabilities - non-current	73	—	—	73	73
Amortized cost
Current portion of long-term debt	493	—	493	—	493
Long-term debt	6,351	—	7,444	—	7,444
Other current liabilities (c)	23	—	23	—	23
	$7,081	$—	$8,021	$153	$8,174

(a)
To manage price risk associated with acquiring natural gas supply for Maryland, Virginia, and District of Columbia utility customers, Washington Gas, a subsidiary of the Corporation, enters into physical and financial derivative transactions. Any gains and losses associated with these derivatives are recorded as regulatory liabilities or assets, respectively, to reflect the rate treatment for these economic hedging activities. Additionally, as part of its asset optimization program, Washington Gas enters into derivatives with the primary objective of securing operating margins that Washington Gas will ultimately realize. Regulatory sharing mechanisms provide for the annual realized profit from these transactions to be shared between Washington Gas' shareholder and customers; therefore, changes in fair value are recorded through earnings, or as regulatory assets or liabilities to the extent that it is probable that realized gains and losses associated with these derivative transactions will be included in the rates charged to customers when they are realized.

(b)	Included under the line item "long-term investments and other assets" on the Consolidated Balance Sheets.

(c)	Excludes non-financial liabilities.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 68

As at	December 31, 2019
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial assets
Fair value through net income (a)
Risk management assets - current	$82	$—	$31	$51	$82
Risk management assets - non-current	31	—	7	24	31
Equity securities (b)	4	4	—	—	4
Fair value through regulatory assets/liabilities (a)
Risk management assets - current	5	—	—	5	5
Risk management assets - non-current	8	—	—	8	8
Amortized cost
Loans and receivables (b)	45	—	46	—	46
	$175	$4	$84	$88	$176
Financial liabilities
Fair value through net income (a)
Risk management liabilities - current	$121	$—	$99	$22	$121
Risk management liabilities - non-current	77	—	19	58	77
Fair value through regulatory assets/liabilities (a)
Risk management liabilities - current	4	—	—	4	4
Risk management liabilities - non-current	90	—	—	90	90
Amortized cost
Current portion of long-term debt	923	—	923	—	923
Long-term debt	5,928	—	6,264	—	6,264
Other current liabilities (c)	15	—	15	—	15
	$7,158	$—	$7,320	$174	$7,494

(a)
To manage price risk associated with acquiring natural gas supply for Maryland, Virginia, and District of Columbia utility customers, Washington Gas, a subsidiary of the Corporation, enters into physical and financial derivative transactions. Any gains and losses associated with these derivatives are recorded as regulatory liabilities or assets, respectively, to reflect the rate treatment for these economic hedging activities. Additionally, as part of its asset optimization program, Washington Gas enters into derivatives with the primary objective of securing operating margins that Washington Gas will ultimately realize. Regulatory sharing mechanisms provide for the annual realized profit from these transactions to be shared between Washington Gas' shareholder and customers; therefore, changes in fair value are recorded through earnings, or as regulatory assets or liabilities to the extent that it is probable that realized gains and losses associated with these derivative transactions will be included in the rates charged to customers when they are realized.

(b)	Included under the line item "long-term investments and other assets" on the Consolidated Balance Sheets.

(c)	Excludes non-financial liabilities.

Financial assets and liabilities not included in the fair value hierarchy table include money market funds, short term debt, commercial paper, and a long-term receivable (Note 18). The carrying value of these financial instruments approximate their fair value, which reflects the short-term maturity and/or normal credit terms of these financial instruments.

The following table includes quantitative information about the significant unobservable inputs used in the fair value measurement of Level 3 financial instruments at September 30, 2020:

	Net Fair Value	Valuation Technique	Unobservable Inputs	Range			Weighted Average (a)
Natural gas	$(68)	Discounted Cash Flow	Natural Gas Basis Price (per Dth)	$(1.92)	-	$2.76	$(0.37)
Natural gas	$(1)	Option Model	Natural Gas Basis Price (per Dth)	$(1.92)	-	$2.99	$(0.12)
			Annualized Volatility of Spot Market Natural Gas	5%	-	669%	19%
Electricity	$(14)	Discounted Cash Flow	Electricity Congestion Price (per MWh)	$(6.18)	-	$66.70	$12.86
(a) Unobservable inputs were weighted by transaction volume.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 69

The following tables provide a reconciliation of changes in net fair value of derivative assets and liabilities classified as Level 3 in the fair value hierarchy:

Three Months Ended	September 30, 2020			September 30, 2019
	Natural Gas	Electricity	Total	Natural Gas	Electricity	Total
Balance, beginning of period	$(49)	$—	$(49)	$(92)	$13	$(79)
Realized and unrealized gains (losses):
Recorded in income	(12)	(4)	(16)	(12)	(22)	(34)
Recorded in regulatory assets	(8)	—	(8)	(13)	—	(13)
Transfers into Level 3	(1)	—	(1)	(4)	—	(4)
Transfers out of Level 3	—	—	—	5	—	5
Purchases	—	(1)	(1)	—	—	—
Settlements	—	(8)	(8)	(7)	9	2
Foreign exchange translation	1	(1)	—	(1)	—	(1)
Balance, end of period	$(69)	$(14)	$(83)	$(124)	$—	$(124)

Nine Months Ended	September 30, 2020			September 30, 2019
	Natural Gas	Electricity	Total	Natural Gas	Electricity	Total
Balance, beginning of period	$(85)	$—	$(85)	$(149)	$(14)	$(163)
Realized and unrealized gains (losses):
Recorded in income	20	16	36	25	3	28
Recorded in regulatory assets	12	—	12	6	—	6
Transfers into Level 3	(1)	—	(1)	(9)	—	(9)
Transfers out of Level 3	1	—	1	12	—	12
Purchases	—	(1)	(1)	—	(6)	(6)
Settlements	(13)	(29)	(42)	(13)	17	4
Foreign exchange translation	(3)	—	(3)	4	—	4
Balance, end of period	$(69)	$(14)	$(83)	$(124)	$—	$(124)

Transfers out of Level 3 financial instruments are due to an increase in valuations using observable market inputs. Transfers into Level 3 financial instruments are due to an increase in unobservable market inputs used in valuations, primarily pricing points.

Summary of Unrealized Gains (Losses) on Risk Management Contracts Recognized in Net Income (Loss)

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Natural gas	$(27)	$1	$2	$9
Energy exports	(38)	(14)	39	(22)
NGL frac spread	(3)	(3)	8	(7)
Power	(5)	1	(4)	(2)
Foreign exchange	—	—	—	1
	$(73)	$(15)	$45	$(21)

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 70

Offsetting of Derivative Assets and Derivative Liabilities

Certain of AltaGas’ risk management contracts are subject to master netting arrangements that create a legally enforceable right for a counterparty to offset the related financial assets and financial liabilities. As part of these master netting agreements, cash, letters of credit, and parental guarantees may be required to be posted or obtained from counterparties in order to mitigate credit risk related to both derivative and non-derivative positions. Collateral balances are also offset against the related counterparties’ derivative positions to the extent the application would not result in the over-collateralization of those derivative positions on the balance sheet.

As at	September 30, 2020
	Gross amounts of recognized assets/liabilities	Gross amounts offset in balance sheet	Netting of collateral	Net amounts presented in balance sheet
Risk management assets (a)
Natural gas	$125	$(63)	$—	$62
Energy exports	11	(11)	8	8
NGL frac spread	6	—	—	6
Power	31	(10)	—	21
	$173	$(84)	$8	$97

Risk management liabilities (b)
Natural gas	$213	$(63)	$(13)	$137
Energy exports	51	(11)	—	40
Power	48	(10)	(1)	37
	$312	$(84)	$(14)	$214

(a)	Net amount of risk management assets on the Balance Sheet is comprised of risk management assets (current) balance of $43 million and risk management assets (non‑current) balance of $54 million.

(b)
Net amount of risk management liabilities on the Balance Sheet is comprised of risk management liabilities (current) balance of $69 million and risk management liabilities (non‑current) balance of $145 million.

As at	December 31, 2019
	Gross amounts of recognized assets/liabilities	Gross amounts offset in balance sheet	Netting of collateral	Net amounts presented in balance sheet
Risk management assets (a)
Natural gas	$121	$(54)	$—	$67
Energy exports	10	(3)	5	12
Power	54	(7)	—	47
	$185	$(64)	$5	$126

Risk management liabilities (b)
Natural gas	$226	$(54)	$(28)	$144
Energy exports	90	(3)	—	87
NGL frac spread	2	—	—	2
Power	69	(7)	(3)	59
	$387	$(64)	$(31)	$292

(a)	Net amount of risk management assets on the Balance Sheet is comprised of risk management assets (current) balance of $87 million and risk management assets (non‑current) balance of $39 million.

(b)
Net amount of risk management liabilities on the Balance Sheet is comprised of risk management liabilities (current) balance of $125 million and risk management liabilities (non‑current) balance of $167 million.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 71

Cash Collateral

The following table presents collateral not offset against risk management assets and liabilities:

As at	September 30, 2020	December 31, 2019
Collateral posted with counterparties	$5	$29
Cash collateral held representing an obligation	$—	$—

Any collateral posted that is not offset against risk management assets and liabilities is included in line item “prepaid expenses and other current assets” in the Consolidated Balance Sheets. Collateral received and not offset against risk management assets and liabilities is included in line item “customer deposits” in the Consolidated Balance Sheets.

Certain derivative instruments contain contract provisions that require collateral to be posted if the credit rating of AltaGas or certain of its subsidiaries falls below certain levels. At September 30, 2020, AltaGas has posted $1 million (December 31, 2019 - $6 million), of collateral related to its derivative liabilities that contained credit-related contingent features. The following table shows the aggregate fair value of all derivative instruments with credit-related contingent features that are in a liability position, as well as the maximum amount of collateral that would be required if specific credit-risk-related contingent features underlying these agreements were triggered:

As at	September 30, 2020	December 31, 2019
Risk management liabilities with credit-risk-contingent features	$22	$42
Maximum potential collateral requirements	$14	$29

Notional Summary

The following table presents the notional quantity outstanding related to the Corporation’s commodity contracts:

As at	September 30, 2020		December 31, 2019
Natural Gas
Sales	641,929,359	GJ	698,126,985 GJ
Purchases	1,609,444,674	GJ	1,406,991,689 GJ
Swaps	474,597,867	GJ	541,652,374 GJ
Energy Exports
Swaps	16,397,356	Bbl	9,374,826 Bbl
NGL Frac Spread
Butane swaps	357,310	Bbl	346,852 Bbl
Crude oil swaps	287,463	Bbl	212,587 Bbl
Natural gas swaps	3,745,508	GJ	3,883,992 GJ
Power
Sales	5,350,198	MWh	8,034,024 MWh
Purchases	8,431,552	MWh	8,552,467 MWh
Swaps	24,984,595	MWh	25,058,577 MWh

Foreign Exchange Risk

AltaGas is exposed to foreign exchange risk as changes in foreign exchange rates may affect the fair value or future cash flows of the Corporation’s financial instruments. AltaGas has foreign operations whereby the functional currency is the U.S. dollar. As a result, the Corporation’s earnings, cash flows, and OCI are exposed to fluctuations resulting from changes in foreign exchange rates. This risk is partially mitigated to the extent that AltaGas has U.S. dollar-denominated debt and/or preferred shares outstanding. AltaGas may also enter into foreign exchange forward derivatives to manage the risk of fluctuating cash flows due

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 72

to variations in foreign exchange rates. As at September 30, 2020 and December 31, 2019, AltaGas did not have any outstanding foreign exchange forward contracts.

AltaGas may designate its U.S. dollar-denominated debt as a net investment hedge of its U.S. subsidiaries. As at September 30, 2020, AltaGas has designated US$100 million of outstanding debt as a net investment hedge (December 31, 2019 - US$300 million). For the three and nine months ended September 30, 2020, AltaGas recognized after-tax unrealized gains of 8 million and after-tax unrealized losses of $10 million, respectively, arising from the translation of debt in other comprehensive income (three and nine months ended September 30, 2019 ‑ after-tax unrealized losses of $17 million and after-tax unrealized gains of $53 million, respectively).

Allowance for Credit Losses

The following table presents changes to the allowance for credit losses by segment and major type:

	Three Months Ended September 30, 2020
	Accounts Receivable	Contract Assets (a)	Other long-term investments and other assets (b)	Total
Utilities
Balance, beginning of period	$37	$—	$—	$37
Foreign exchange translation	(1)	—	—	(1)
New allowance (c)	9	—	—	9
Written off	(5)	—	—	(5)
Recoveries collected	1	—	—	1
Balance, end of period	$41	$—	$—	$41
Midstream
Balance, beginning of period	$1	$1	$3	$5
Written off	—	—	(1)	(1)
Balance, end of period	$1	$1	$2	$4
Corporate/Other
Balance, beginning of period	$1	$—	$1	$2
Balance, end of period	$1	$—	$1	$2
Total	$43	$1	$3	$47

(a)
An allowance for credit loss is assessed quarterly and is recorded based on historical default rates published by external credit rating agencies and a rate associated with the estimated time frame that the contract asset will be billed to the customer.

(b)
Includes loan to affiliate and other long-term receivables (Notes 8 and 18). An allowance for credit loss is assessed quarterly and is recorded based on historical default rates published by external credit rating agencies and a rate commensurate with the period in which the receivable is expected to be collected.

(c)	Includes 6 million recorded to a regulatory asset relating to the impact of COVID-19 on uncollectible accounts.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 73

	Nine Months Ended September 30, 2020
	Accounts Receivable	Contract Assets (a)	Other long-term investments and other assets (b)	Total
Utilities
Balance, beginning of period	$31	$—	$—	$31
Adjustment upon adoption of ASC 326 (c)	2	—	—	2
Foreign exchange translation	1	—	—	1
New allowance (d)	29	—	—	29
Written off	(25)	—	—	(25)
Recoveries collected	3	—	—	3
Balance, end of period	$41	$—	$—	$41
Midstream
Balance, beginning of period	$1	$—	$—	$1
Adjustment upon adoption of ASC 326	—	1	3	4
Written off	—	—	(1)	(1)
Balance, end of period	$1	$1	$2	$4
Corporate/Other
Balance, beginning of period	$2	$—	$—	$2
Adjustment upon adoption of ASC 326	—	—	1	1
Written off	(1)	—	—	(1)
Balance, end of period	$1	$—	$1	$2
Total	$43	$1	$3	$47

(a)
An allowance for credit loss is assessed quarterly and is recorded based on historical default rates published by external credit rating agencies and a rate associated with the estimated time frame that the contract asset will be billed to the customer.

(b)
Includes loan to affiliate and other long-term receivables (Notes 8 and 18). An allowance for credit loss is assessed quarterly and is recorded based on historical default rates published by external credit rating agencies and a rate commensurate with the period in which the receivable is expected to be collected.

(c)
Based on previous collection experience, AltaGas did not record an allowance for credit losses for its contract assets associated with its energy management services projects with the U.S. federal government.

(d)	Includes 11 million recorded to a regulatory asset relating to the impact of COVID-19 on uncollectible accounts.

With the exception of accounts receivable which are due in one year or less, AltaGas does not have any past due receivables as at September 30, 2020.

Weather Related Instruments

WGL Energy Services utilizes heating degree day (HDD) instruments from time to time to manage weather and price risks related to its natural gas and electricity sales during the winter heating season. WGL Energy Services also utilizes cooling degree day (CDD) instruments and other instruments to manage weather and price risks related to its electricity sales during the summer cooling season. These instruments cover a portion of estimated revenue or energy-related cost exposure to variations in HDDs or CDDs. For the three and nine months ended September 30, 2020, pre-tax losses of nil and $3 million, respectively, were recorded related to these instruments (three and nine months ended September 30, 2019 - pre-tax losses of 1 million and nil, respectively).

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 74

15. Leases

Lessor

Certain of AltaGas’ revenues are obtained through power purchase agreements or take-or-pay contracts whereby AltaGas is the lessor in these operating lease arrangements. Minimum lease payments received are amortized over the term of the lease. Contingent rentals are recorded when the condition that created the present obligation to make such payments occurs such as when actual electricity is generated and delivered. Revenue from these arrangements have been disclosed in Note 13.

16. Shareholders’ Equity

Authorization

AltaGas is authorized to issue an unlimited number of voting common shares. AltaGas is also authorized to issue such number of Preferred Shares in series at any time as have aggregate voting rights either directly or on conversion or exchange that in the aggregate represent less than 50 percent of the voting rights attaching to the then issued and outstanding Common Shares.

Dividend Reinvestment and Optional Cash Purchase Plan (DRIP or the Plan)

The Plan consisted of two components: a Dividend Reinvestment component and an Optional Cash Purchase component. The Premium Dividend™ component of the plan was suspended in December 2018. The Dividend Reinvestment and Optional Cash Purchase component was suspended in December 2019, with the December dividend (paid January 2020) being the last dividend payment eligible for reinvestment by participating shareholders under the DRIP. The Plan in its entirety will remain suspended until further notice.

Common Shares Issued and Outstanding	Number of shares	Amount
January 1, 2019	275,224,066	$6,654
Shares issued for cash on exercise of options	76,177	1
Deferred taxes on share issuance cost	—	(4)
Shares issued under DRIP	3,774,442	68
December 31, 2019	279,074,685	$6,719
Shares issued for cash on exercise of options	38,866	1
Shares issued under DRIP	331,532	6
Deferred taxes on share issuance cost	—	(3)
Issued and outstanding at September 30, 2020	279,445,083	$6,723

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 75

Preferred Shares

As at	September 30, 2020		December 31, 2019
Issued and Outstanding	Number of shares	Amount	Number of shares	Amount
Series A	6,746,679	$169	5,511,220	$138
Series B	1,253,321	31	2,488,780	62
Series C	8,000,000	206	8,000,000	206
Series E	8,000,000	200	8,000,000	200
Series G	6,885,823	172	6,885,823	172
Series H	1,114,177	28	1,114,177	28
Series I	8,000,000	200	8,000,000	200
Series K	12,000,000	300	12,000,000	300
Share issuance costs, net of taxes		(29)		(29)
	52,000,000	$1,277	52,000,000	$1,277

Share Option Plan

AltaGas has an employee share option plan under which officers, employees, and service providers (as defined by the TSX) are eligible to receive grants. As at September 30, 2020, 13,915,160 shares were listed and reserved for issuance under the plan.

As at September 30, 2020, share options granted under the plan have a term between six and ten years until expiry and vest no longer than over a four‑year period.

As at September 30, 2020, the unexpensed fair value of share option compensation cost associated with future periods was $6 million (December 31, 2019 ‑ $5 million).

The following table summarizes information about the Corporation’s share options:

As at	September 30, 2020		December 31, 2019
	Number of options	Exercise price (a)	Number of options	Exercise price (a)
Share options outstanding, beginning of period	7,043,956	$22.49	6,309,183	$25.18
Granted	2,501,755	19.46	2,287,385	19.12
Exercised	(38,866)	15.36	(76,177)	14.52
Forfeited	(401,650)	26.37	(1,165,435)	27.31
Expired	(96,994)	34.04	(311,000)	36.16
Share options outstanding, end of period	9,008,201	$21.38	7,043,956	$22.49
Share options exercisable, end of period	3,447,461	$25.81	2,921,642	$27.70

(a)	Weighted average.

As at September 30, 2020, the aggregate intrinsic value of the total share options exercisable was $1 million (December 31, 2019 - $3 million), the total intrinsic value of share options outstanding was $3 million (December 31, 2019 - $12 million) and the total intrinsic value of share options exercised was less than $1 million (December 31, 2019 - less than $1 million).

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 76

The following table summarizes the employee share option plan as at September 30, 2020:

	Options outstanding			Options exercisable
Price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$14.52 to $18.00	2,508,825	$15.23	4.32	754,075	$15.24	4.28
$18.01 to $25.08	4,290,403	19.66	4.72	774,465	20.17	2.98
$25.09 to $45.49	2,208,973	31.72	2.01	1,918,920	32.25	1.82
	9,008,201	$21.38	3.94	3,447,461	$25.81	2.62

Phantom Unit Plan (Phantom Plan) and Deferred Share Unit Plan (DSUP)

AltaGas has a Phantom Plan for employees and executive officers, which includes restricted units (RUs) and performance units (PUs) with vesting periods between 36 to 44 months from the grant date. In addition, AltaGas has a DSUP, which allows granting of deferred share units (DSUs) to directors. DSUs granted under the DSUP vest immediately but settlement of the DSUs occur when the individual ceases to be a director.

PUs, RUs, and DSUs (number of units)	September 30, 2020	December 31, 2019
Balance, beginning of year	6,484,831	9,908,154
Granted	1,141,117	674,971
Vested and paid out	(200,172)	(791,335)
Forfeited	(1,195,660)	(3,377,962)
Units in lieu of dividends	85,841	71,003
Outstanding, end of period	6,315,957	6,484,831

For the three and nine months ended September 30, 2020, the compensation expense recorded for the Phantom Plan and DSUP was $8 million and $13 million, respectively (three and nine months ended September 30, 2019 – $4 million and $13 million, respectively). As at September 30, 2020, the unrecognized compensation expense relating to the remaining vesting period for the Phantom Plan was $24 million (December 31, 2019 ‑ $22 million) and is expected to be recognized over the vesting period.

17. Net Income (Loss) Per Common Share

The following table summarizes the computation of net income (loss) per common share:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Numerator:
Net income (loss) applicable to controlling interests	$(31)	$39	$487	$923
Less: Preferred share dividends	(16)	(17)	(50)	(51)
Net income (loss) applicable to common shares	$(47)	$22	$437	$872
Denominator:
(millions of shares)
Weighted average number of common shares outstanding	279.4	277.4	279.4	276.4
Dilutive equity instruments (a)	—	0.6	0.3	0.4
Weighted average number of common shares outstanding - diluted	279.4	278.0	279.7	276.8
Basic net income (loss) per common share	$(0.17)	$0.08	$1.56	$3.16
Diluted net income (loss) per common share	$(0.17)	$0.08	$1.56	$3.15

(a)	Determined using the treasury stock method.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 77

For the three and nine months ended September 30, 2020, 7.1 million and 7.2 million share options (2019 – 4.9 million and 4.2 million, respectively) were excluded from the diluted net income (loss) per common share calculation as their effects were anti‑dilutive.

18. Commitments, Guarantees, and Contingencies

Commitments

AltaGas has long-term natural gas purchase and transportation arrangements, propane purchase agreements, electricity purchase arrangements, service agreements, pipeline and storage contracts, capital commitments, environmental commitments, merger commitments, and operating leases for office space, office equipment, rail cars, and automobile equipment, all of which are transacted at market prices and in the normal course of business.

AltaGas’ utilities have contracts to purchase natural gas, natural gas transportation and storage services from various suppliers to ensure that there is an adequate supply of natural gas to meet the needs of customers and to minimize exposure to market price fluctuations. These contracts have expiration dates that range from 2020 to 2044. In addition, WGL Energy Services also enters into contracts to purchase natural gas and electricity designed to match the duration of its sales commitments, and to secure a margin on estimated sales over the terms of existing sales contracts. WGL Midstream enters into contracts to acquire, invest in, manage, and optimize natural gas storage and transportation assets.

As a result of a delay to the expected in-service date of the Mountain Valley pipeline, on June 1, 2020, WGL Midstream exercised its right to partially terminate a portion of a natural gas purchase contract with one of its suppliers. At current index prices, this results in a decline of gas purchase commitments for AltaGas of approximately US$4 billion through 2041. There were no other significant changes to WGL Midstream's contractual obligations during the nine months ended September 30, 2020.

In connection with the WGL Acquisition, AltaGas and WGL have made commitments related to the terms of the Public Service Commission of the District of Columbia (PSC of DC) settlement agreement and the conditions of approval from the Maryland Public Service Commission (PSC of MD) and the Commonwealth of Virginia State Corporation Commission (SCC of VA). Among other things, these commitments include rate credits distributable to both residential and non-residential customers, gas expansion and other programs, various public interest commitments, and safety programs. As at September 30, 2020, the total amount of merger commitments which have been expensed but are not yet paid is approximately US$16 million. In addition, there are certain additional merger commitments that were and will be expensed as costs are incurred in the future, including the investment of up to US$70 million over a ten year period to further extend natural gas service, investment of US$8 million for leak mitigation within three years of the merger, hiring damage prevention trainers in each jurisdiction for a total of US$2 million over five years, and developing 15 megawatts of either electric grid energy storage or Tier 1 renewable resources within five years.

In 2017, AltaGas entered into a 12-year service agreement for tug services to support the marine operations of RIPET. As at September 30, 2020, AltaGas is obligated to pay fixed fees of approximately $22 million over the remainder of the contract.

In 2019, AltaGas entered into propane supply contracts with various counterparties to secure physical volumes required for RIPET’s export capacity commitments. The contract terms range from 1 - 15 years, for an aggregate commitment amount of approximately $512 million.

In 2014, AltaGas’ Blythe facility entered into a Long-Term Service Agreement with Siemens to complete various upgrade and maintenance services on the Combustion Turbines (CT) at Blythe. The term of the agreement is over 124,000 equivalent operating hours per CT, or 25 years, whichever comes first. As at September 30, 2020, approximately $164 million is expected to be paid over the next 15 years, of which $46 million is expected to be paid over the next five years.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 78

In 2009, AltaGas entered into a 20-year storage agreement at the Dawn Hub in southwestern Ontario. AltaGas is obligated to pay approximately $4 million per annum over the term of the contract for storage services.

Guarantees

AltaGas has guaranteed payments primarily for certain commitments on behalf of some of its subsidiaries. AltaGas has also guaranteed payments for certain of its external partners. As at September 30, 2020, AltaGas had no guarantees to external parties.

Contingencies

AltaGas and its subsidiaries are subject to various legal claims and actions arising in the normal course of business. While the final outcome of such legal claims and actions cannot be predicted with certainty, the Corporation does not believe that the resolution of such claims and actions will have a material impact on the Corporation’s consolidated financial position or results of operations.

Antero Contract

In June 2019, a jury trial was held in the County Court for Denver, Colorado to consider a contractual dispute relating to gas pricing between Washington Gas and WGL Midstream (together, the Companies) and Antero Resources Corporation (Antero). Following the trial, the jury returned a verdict in favor of Antero for approximately US$96 million, of which approximately US$11 million was against Washington Gas with the remainder against WGL Midstream. Following the official entry of the judgment, the Companies filed an appeal on August 16, 2019. Arguments on the appeal have been scheduled for November 4, 2020.

AltaGas recorded a net reduction to the acquired working capital of WGL of approximately US$45 million to account for the verdict in favor of Antero net of tax and other expected recoveries. Expected recoveries include a $30 million receivable recorded in "long-term investments and other assets" on the Consolidated Balance Sheets for amounts expected to be recovered under a commercial arrangement with a third party.

During the three months ended September 30, 2020, AltaGas entered into an Escrow Agreement and a Letter Agreement with the third party to share the cost related to the judgment. Following the execution of the agreements, $8 million funded by the third party was deposited into an escrow fund and recorded as restricted cash in “long-term investments and other assets". The previously recorded receivable was reduced accordingly.

Maryland Show-Cause Order

On April 23, 2019, the National Transportation and Safety Board (NTSB) held a hearing during which it found, among other things, that the probable cause of the August 10, 2016, explosion and fire at an apartment complex on Arliss Street in Silver Spring, Maryland “was the failure of an indoor mercury service regulator with an unconnected vent line that allowed natural gas into the meter room where it accumulated and ignited from an unknown ignition source. Contributing to the accident was the location of the mercury service regulators where leak detection by odor was not readily available.” Washington Gas disagrees with the NTSB’s probable cause findings. Following this hearing, on June 10, 2019, the NTSB issued an accident report.

On September 5, 2019, the PSC of MD ordered Washington Gas to (i) provide a detailed response to the NTSB’s probable cause findings and (ii) provide evidence regarding the status of a 2003 mercury regulator replacement program and, if the program was not completed, to show cause why the PSC of MD should not impose a civil penalty on Washington Gas (Show-Cause Order).

Washington Gas responded to the PSC of MD's Show-Cause Order, providing a detailed response to the NTSB’s probable cause findings, providing evidence regarding the status of its 2003 mercury regulator replacement program and demonstrating cause

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 79

why the PSC of MD should not impose a civil penalty on Washington Gas. Following Washington Gas' response, certain intervenors filed written comments and a public hearing was held on the matter, with some intervenors and members of the public advocating for penalties against Washington Gas. Washington Gas filed its rejoinder comments and the Show-Cause Order is working its way through the regulatory proceeding process with the PSC of MD. An evidentiary hearing on the Show-Cause order was conducted on September 24 - 25, 2020. Initial briefs were filed on October 28, 2020, and reply briefs will be filed on November 13, 2020.

Management believes that the likelihood of a civil penalty is probable and has accrued US$0.3 million to reflect the minimum liability expected to result from the proceeding. Though Washington Gas is unable to estimate the maximum possible penalty, other parties have recommended penalties ranging from less than US$1 million (PSC of MD Staff, which argued that Washington Gas should pay a minimum penalty for failing to provide annual reports detailing progress in replacing the mercury regulators) to approximately US$123 million (Office of People's Counsel, which argued that Washington Gas should absorb all costs of removal and relocation of mercury service regulators and pay a fine of US$25,000 per day for each day mercury service regulators remain on Washington Gas' system).

19. Pension Plans and Retiree Benefits

The costs of the defined benefit and post-retirement benefit plans are based on Management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality rates, and other factors affecting the payment of future benefits.

Rabbi trusts of $37 million as at September 30, 2020 have been funded to satisfy the employee benefit obligations associated with WGL’s various pension plans (December 31, 2019 - $57 million). These balances are included in "prepaid expenses and other current assets" and "long-term investments and other assets" in the Consolidated Balance Sheets.

The net pension expense by plan for the period was as follows:

	Three Months Ended September 30, 2020
	Canada		United States		Total
	Defined Benefit	Post-retirement Benefits	Defined Benefit	Post-retirement Benefits	Defined Benefit	Post-retirement Benefits
Current service cost (a)	$1	$—	$7	$2	$8	$2
Interest cost (b)	—	—	15	4	15	4
Expected return on plan assets (b) (c)	—	—	(24)	(13)	(24)	(13)
Amortization of past service credit (b)	—	—	—	(5)	—	(5)
Amortization of net actuarial loss (gain) (b) (c)	1	—	(2)	(5)	(1)	(5)
Plan settlements (b)	—	—	3	—	3	—
Net benefit cost (income) recognized	$2	$—	$(1)	$(17)	$1	$(17)

(a)	Recorded under the line item “operating and administrative” expenses on the Consolidated Statements of Income (Loss).
(b) Recorded under the line item “other income” on the Consolidated Statements of Income (Loss).
(c) Includes the impact of the voluntary change in accounting principle implemented in the third quarter of 2020. Refer to Note 2 for additional information.

	Three Months Ended September 30, 2019
	Canada		United States		Total
	Defined Benefit	Post-retirement Benefits	Defined Benefit	Post-retirement Benefits	Defined Benefit	Post-retirement Benefits
Current service cost (a)	$1	$—	$6	$2	$7	$2
Interest cost (b)	—	—	17	5	17	5
Expected return on plan assets (b)	—	—	(19)	(9)	(19)	(9)
Amortization of past service credit (b)	—	—	—	(5)	—	(5)
Amortization of net actuarial loss (b)	—	—	3	—	3	—
Net benefit cost (income) recognized	$1	$—	$7	$(7)	$8	$(7)

(a)	Recorded under the line item “operating and administrative” expenses on the Consolidated Statements of Income (Loss).

(b)	Recorded under the line item “other income” on the Consolidated Statements of Income (Loss).

	Nine Months Ended September 30, 2020
	Canada		United States		Total
	Defined Benefit	Post-retirement Benefits	Defined Benefit	Post-retirement Benefits	Defined Benefit	Post-retirement Benefits
Current service cost (a)	$2	$—	$20	$7	$22	$7
Interest cost (b)	1	—	46	12	47	12
Expected return on plan assets (b) (c)	—	—	(62)	(31)	(62)	(31)
Amortization of past service credit (b)	—	—	—	(14)	—	(14)
Amortization of net actuarial loss (gain) (b) (c)	1	—	8	(5)	9	(5)
Amortization of regulatory asset (b)	—	—	1	—	1	—
Plan settlements (b)	—	—	4	—	4	—
Net benefit cost (income) recognized	$4	$—	$17	$(31)	$21	$(31)
(a) Recorded under the line item “operating and administrative” expenses on the Consolidated Statements of Income (Loss).
(b) Recorded under the line item “other income” on the Consolidated Statements of Income (Loss).
(c) Includes the impact of the voluntary change in accounting principle implemented in the third quarter of 2020. Refer to Note 2 for additional information.

	Nine Months Ended September 30, 2019
	Canada		United States		Total
	Defined Benefit	Post-retirement Benefits	Defined Benefit	Post-retirement Benefits	Defined Benefit	Post-retirement Benefits
Current service cost (a)	$2	$—	$18	$6	$20	$6
Interest cost (b)	1	—	51	15	52	15
Expected return on plan assets (b)	—	—	(56)	(28)	(56)	(28)
Amortization of past service credit (b)	—	—	—	(15)	—	(15)
Amortization of net actuarial loss (b)	—	—	7	—	7	—
Plan settlements (b)	—	—	6	—	6	—
Net benefit cost (income) recognized	$3	$—	$26	$(22)	$29	$(22)

(a)	Recorded under the line item “operating and administrative” expenses on the Consolidated Statements of Income (Loss).

(b)	Recorded under the line item “other income” on the Consolidated Statements of Income (Loss).

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 80

20. Income Taxes

The effective income tax rates for the three and nine months ended September 30, 2020 were approximately 33 percent and 20 percent, respectively (three and nine months ended September 30, 2019 – (374) percent and 6 percent, respectively). For the three months ended September 30, 2020, the increase in the effective tax rate was attributable to the absence of recoveries on the sale of WGL's distributed generation assets that were recorded in the comparable period in the prior year. For the nine months ended September 30, 2020, the increase in the effective tax rate was mainly due to lower capital gains in the current period; the prior period included the sale of the remaining interest in the Northwest Hydro facilities, which was taxed at the capital rate.

21. Supplemental Cash Flow Information

The following table details the changes in operating assets and liabilities from operating activities:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Source (use) of cash:
Accounts receivable	$(51)	$86	$441	$621
Inventory	(81)	(91)	9	(3)
Other current assets	6	(9)	68	(38)
Regulatory assets - current	2	2	(18)	6
Accounts payable and accrued liabilities	26	(92)	(232)	(505)
Customer deposits	19	13	(4)	(14)
Regulatory liabilities - current	(13)	21	(106)	(10)
Risk management liabilities - current	—	(1)	(2)	2
Other current liabilities	(5)	3	(3)	(5)
Other operating assets and liabilities	(54)	(30)	(45)	(4)
Changes in operating assets and liabilities	$(151)	$(98)	$108	$50

The following table details the changes in non-cash investing and financing activities:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Decrease (increase) of balance:
Common shares issued under DRIP	$—	$(19)	$(6)	$(48)
Net right-of-use assets obtained in exchange for new operating lease liabilities	$(7)	$(13)	$(32)	$(27)
Net right-of-use assets obtained in exchange for new finance lease liabilities	$(1)	$(1)	$(3)	$(2)
Capital expenditures included in accounts payable and accrued liabilities	$9	$(49)	$21	$(79)

The following cash payments have been included in the determination of earnings:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Interest paid (net of capitalized interest)	$74	$92	$219	$265
Income taxes paid	$9	$21	$27	$38

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 81

The following table is a reconciliation of cash and cash equivalents and restricted cash balances:

As at September 30	2020	2019
Cash and cash equivalents	$29	$36
Restricted cash holdings from customers - current	3	4
Restricted cash holdings from customers - non-current	2	4
Restricted cash included in prepaid expenses and other current assets (a)	10	6
Restricted cash included in long-term investments and other assets (a)	35	58
Cash, cash equivalents, and restricted cash per Consolidated Statements of Cash Flows	$79	$108

(a)
The restricted cash balances included in "prepaid expenses and other current assets" and "long-term investments and other assets" relate to Rabbi trusts associated with WGL’s pension plans (Note 19) and at September 30, 2020, also included amounts held in escrow related to the Antero Contract (see Note 18).

22. Seasonality

The Utilities business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales increase during the winter resulting in stronger first and fourth quarter results and weaker second and third quarter results. The retail business within the Utilities segment is also seasonal, with larger amounts of electricity being sold in the summer and peak winter months and larger amounts of natural gas being sold in the winter months.

23. Segmented Information

AltaGas owns and operates a portfolio of assets and services used to move energy from the source to the end‑user. In the first quarter of 2020, AltaGas revised its reportable segments to align with the structure of its business following asset sales completed as part of its 2019 asset monetization program. As a result of these changes, AltaGas has refocused on its core Utilities and Midstream segments. Consistent with Management’s strategic view of the business and the basis on which it assesses performance and allocates resources, beginning in 2020, AltaGas has two operating segments: Utilities (which now includes the WGL retail marketing business) and Midstream. These operating segments have not been aggregated in the determination of AltaGas' reportable segments. All other assets are included in the Corporate/Other segment. Prior period segment information has been restated to conform to the current reporting segment presentation.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 82

The following describes the Corporation’s reportable segments:

Utilities
■    rate-regulated natural gas distribution assets in Michigan, Alaska, the District of Columbia, Maryland, and Virginia;
■    rate-regulated natural gas storage in the United States; and
■    sale of natural gas and power to residential, commercial, and industrial customers in Washington D.C., Maryland, Virginia, Delaware, Pennsylvania, and Ohio.

Midstream
■    NGL processing and extraction plants;
■    natural gas storage facilities;
■    liquefied petroleum gas (LPG) terminal;
■    transmission pipelines to transport natural gas and NGL;
■    natural gas gathering lines and field processing facilities;
■    purchase and sale of natural gas;
■    natural gas and NGL marketing;
■    equity investment in Petrogas, a North American entity that owns and operates the Ferndale terminal and that is engaged in the marketing, storage and distribution of NGL, drilling fluids, crude oil and condensate diluents; and
■    interest in a regulated gas pipeline in the Marcellus/Utica basins.

Corporate/Other
■    the cost of providing corporate services, financing and general corporate overhead, investments in certain public and private entities, corporate assets, financing other segments and the effects of changes in the fair value of certain risk management contracts; and
■    a small portfolio of remaining power assets, certain of which are pending sale.

The following table provides a reconciliation of segment revenue to the disaggregated revenue table as disclosed under Note 13:

	Three Months Ended September 30, 2020
	Utilities	Midstream	Corporate/Other	Total
External revenue (note 13)	$597	$333	$39	$969
Intersegment revenue	—	(19)	—	(19)
Segment revenue	$597	$314	$39	$950

	Three Months Ended September 30, 2019
	Utilities	Midstream	Corporate/Other	Total
External revenue (note 13)	$571	$254	$63	$888
Intersegment revenue	—	7	—	7
Segment revenue	$571	$261	$63	$895

	Nine Months Ended September 30, 2020
	Utilities	Midstream	Corporate/Other	Total
External revenue (note 13)	$2,725	$1,070	$102	$3,897
Intersegment revenue	—	(8)	—	(8)
Segment revenue	$2,725	$1,062	$102	$3,889

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 83

	Nine Months Ended September 30, 2019
	Utilities	Midstream	Corporate/Other	Total
External revenue (note 13)	$2,863	$908	$189	$3,960
Intersegment revenue	—	26	—	26
Segment revenue	$2,863	$934	$189	$3,986

The following tables show the composition by segment:

	Three Months Ended September 30, 2020
	Utilities	Midstream	Corporate/Other	Intersegment Elimination (a)	Total
Segment revenue (note 13)	$597	$314	$39	$19	$969
Cost of sales	(330)	(252)	(10)	(19)	(611)
Operating and administrative	(205)	(59)	(12)	—	(276)
Accretion expenses	—	(1)	—	—	(1)
Depreciation and amortization	(74)	(24)	(10)	—	(108)
Income from equity investments (note 10)	1	15	—	—	16
Other income	26	1	9	—	36
Foreign exchange gains (losses)	—	(10)	10	—	—
Interest expense	—	—	(65)	—	(65)
Income (loss) before income taxes	$15	$(16)	$(39)	$—	$(40)
Net additions (reductions) to:
Property, plant and equipment (b)	$190	$15	$(63)	$—	$142
Intangible assets	$1	$1	$1	$—	$3

(a)	Intersegment transactions are recorded at market value.

(b)
Net additions to property, plant and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statements of Cash Flows due to classification of business acquisition and foreign exchange changes on U.S. assets.

	Three Months Ended September 30, 2019
	Utilities	Midstream	Corporate/Other	Intersegment Elimination (a)	Total
Segment revenue (note 13)	$571	$261	$63	$(7)	$888
Cost of sales	(357)	(126)	(5)	7	(481)
Operating and administrative	(221)	(51)	(28)	—	(300)
Accretion expenses	—	(1)	—	—	(1)
Depreciation and amortization	(67)	(22)	(15)	—	(104)
Income (loss) from equity investments (note 10)	2	(8)	1	—	(5)
Other income	3	—	100	—	103
Foreign exchange gains	—	1	—	—	1
Interest expense	1	—	(93)	—	(92)
Income (loss) before income taxes	$(68)	$54	$23	$—	$9
Net additions (reductions) to:
Property, plant and equipment (b)	$313	$164	$(978)	$—	$(501)
Intangible assets	$—	$1	$3	$—	$4

(a)	Intersegment transactions are recorded at market value.

(b)
Net additions to property, plant and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statements of Cash Flows due to classification of business acquisition and foreign exchange changes on U.S. assets.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 84

	Nine Months Ended September 30, 2020
	Utilities	Midstream	Corporate/Other	Intersegment Elimination (a)	Total
Segment revenue (note 13)	$2,725	$1,062	$102	$8	$3,897
Cost of sales	(1,525)	(598)	(20)	(8)	(2,151)
Operating and administrative	(697)	(183)	(45)	—	(925)
Accretion expenses	—	(3)	—	—	(3)
Depreciation and amortization	(224)	(58)	(24)	—	(306)
Provisions on assets (note 5)	—	(2)	(3)	—	(5)
Income from equity investments (note 10)	5	45	—	—	50
Other income	249	1	20	—	270
Foreign exchange gains	—	2	1	—	3
Interest expense	—	—	(207)	—	(207)
Income (loss) before income taxes	$533	$266	$(176)	$—	$623
Net additions (reductions) to:
Property, plant and equipment (b)	$496	$86	$(52)	$—	$530
Intangible assets	$2	$2	$3	$—	$7

(a)	Intersegment transactions are recorded at market value.

(b)
Net additions to property, plant and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statements of Cash Flows due to classification of business acquisition and foreign exchange changes on U.S. assets.

	Nine Months Ended September 30, 2019
	Utilities	Midstream	Corporate/Other	Intersegment Elimination (a)	Total
Segment revenue (note 13)	$2,863	$934	$189	$(26)	$3,960
Cost of sales	(1,769)	(551)	(44)	26	(2,338)
Operating and administrative	(706)	(154)	(99)	—	(959)
Accretion expenses	—	(3)	(1)	—	(4)
Depreciation and amortization	(205)	(65)	(59)	—	(329)
Provisions on assets (note 5)	—	(1)	—	—	(1)
Income from equity investments (note 10)	13	72	—	—	85
Other income	20	38	781	—	839
Interest expense	—	—	(269)	—	(269)
Income before income taxes	$216	$270	$498	$—	$984
Net additions (reductions) to:
Property, plant and equipment (b)	$696	$257	$(2,283)	$—	$(1,330)
Intangible assets	$1	$4	$7	$—	$12

(a)	Intersegment transactions are recorded at market value.

(b)
Net additions to property, plant and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statements of Cash Flows due to classification of business acquisition and foreign exchange changes on U.S. assets.

The following table shows goodwill and total assets by segment:

	Utilities	Midstream	Corporate/Other	Total
As at September 30, 2020
Goodwill	$3,884	$161	$—	$4,045
Segmented assets	$13,713	$5,429	$657	$19,799
As at December 31, 2019
Goodwill	$3,781	$161	$—	$3,942
Segmented assets	$13,719	$5,265	$811	$19,795

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 85

24. Subsequent Events

On October 16, 2020, AltaGas announced that AltaGas Idemitsu Joint Venture Limited Partnership (AIJVLP) and SAM Holdings Ltd. have entered into a definitive agreement with respect to the put process surrounding Petrogas Energy Corp. (Petrogas), which was originally announced on January 2, 2020. Pursuant to the agreement, AltaGas will indirectly acquire an additional 37 percent of Petrogas’ equity for total consideration of approximately $715 million and additional contingent consideration of up to $16 million. AltaGas plans to fund the transaction through draws on its existing credit facilities. As a result of this transaction, AltaGas’ indirect ownership in Petrogas will increase to approximately 74 percent with Idemitsu Kosan Co., Ltd. (Idemitsu) owning the remaining approximately 26 percent. The transaction is expected to close in the fourth quarter of 2020 or early in the first quarter of 2021, subject to regulatory approvals and customary closing conditions. The transaction is subject to approval under the Competition Act (Canada) and the Canada Transportation Act.

Subsequent events have been reviewed through October 28, 2020, the date on which these unaudited condensed interim Consolidated Financial Statements were issued.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 86

SUPPLEMENTAL QUARTERLY OPERATING INFORMATION

	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19
OPERATING HIGHLIGHTS
UTILITIES
Natural gas deliveries - end use (Bcf) (1)	14.2	23.1	66.6	52.2	11.1
Natural gas deliveries - transportation (Bcf) (1)	28.3	24.1	40.5	38.3	23.3
Service sites (thousands) (2)	1,667	1,664	1,661	1,653	1,647
Degree day variance from normal - SEMCO Gas (%) (3)	1.8	20.2	(11.4)	4.3	(47.2)
Degree day variance from normal - ENSTAR (%) (3)	(13.3)	0.5	16.1	(20.6)	(42.8)
Degree day variance from normal - Washington Gas (%) (3) (4)	233.0	45.6	(17.1)	(3.2)	—
WGL retail energy marketing - gas sales volumes (Mmcf)	8,393	11,419	21,916	20,131	7,861
WGL retail energy marketing - electricity sales volumes (GWh)	3,688	3,151	3,511	3,291	3,723
MIDSTREAM
RIPET export volumes (Bbls/d) (5)	42,736	41,460	35,141	36,394	36,225
Total inlet gas processed (Mmcf/d) (5)	1,328	1,300	1,393	1,413	1,307
Extracted ethane volumes (Bbls/d) (5)	24,681	26,699	29,932	25,951	22,857
Extracted NGL volumes (Bbls/d) (5) (6)	32,165	29,946	32,495	32,313	30,933
Fractionation volumes (Bbls/d) (5)	25,430	20,641	21,079	20,310	24,026
Frac spread - realized ($/Bbl) (5) (7)	15.90	16.61	11.76	16.54	17.12
Frac spread - average spot price ($/Bbl) (5) (8)	7.11	3.73	2.04	8.29	9.17
Propane Far East Index to Mont Belvieu spread (US$/Bbl) (9)	8.00	8.08	16.23	17.95	12.00
Natural gas optimization inventory (Bcf)	51.1	49.1	34.3	41.4	38.4

(1)	Bcf is one billion cubic feet.

(2)	Service sites reflect all of the service sites of the utilities, including transportation and non‑regulated business lines.

(3)
A degree day is a measure of coldness determined daily as the number of degrees the average temperature during the day in question is below 65 degrees Fahrenheit. Degree days for a particular period are determined by adding the degree days incurred during each day of the period. Normal degree days for a particular period are the average of degree days during the prior 15 years for SEMCO Gas, during the prior 10 years for ENSTAR, and during the prior 30 years for Washington Gas.

(4)
In certain of Washington Gas’ jurisdictions (Virginia and Maryland) there are billing mechanisms in place which are designed to eliminate the effects of variance in customer usage caused by weather and other factors such as conservation. In the District of Columbia, there is no weather normalization billing mechanism nor does Washington Gas hedge to offset the effects of weather. As a result, colder or warmer weather will result in variances to financial results.

(5)	Average for the period.

(6)	NGL volumes refer to propane, butane and condensate.

(7)
Realized frac spread or NGL margin, expressed in dollars per barrel of NGL, is derived from sales recorded by the segment during the period for frac exposed volumes plus the settlement value of frac hedges settled in the period less extraction premiums, divided by the total frac exposed volumes produced during the period.

(8)
Average spot frac spread or NGL margin, expressed in dollars per barrel of NGL, is indicative of the average sales price that AltaGas receives for propane, butane and condensate less extraction premiums, before accounting for hedges, divided by the respective frac exposed volumes for the period.

(9)	Average propane price spread between Argus Far East Index and Mont Belvieu TET commercial index.

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 87

OTHER INFORMATION

DEFINITIONS
Bbls/d    barrels per day
Bcf        billion cubic feet
Dth        dekatherm
GJ        gigajoule
GWh    gigawatt‑hour
Mcf        thousand cubic feet
Mmcf/d    million cubic feet per day
MW        megawatt
MWh    megawatt‑hour
US$    United States dollar

ABOUT ALTAGAS

AltaGas is an energy infrastructure company with a focus on regulated Utilities and Midstream. The Corporation creates value by acquiring, growing, and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

For further information contact:

Investment Community
1‑877‑691‑7199
investor.relations@altagas.ca

AltaGas Ltd. – Q3 2020 MD&A and Financial Statements – 88